1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date April 30, 2012	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

OVERSEAS REGULATORY AND

PRICE SENSITIVE INFORMATION ANNOUNCEMENT

On 27 April 2012, the Supreme Court of Victoria convened the first court hearing for the scheme of arrangement in respect of the proposed merger of Yancoal Australia Limited, a wholly owned subsidiary of the Company, and Gloucester Coal Ltd and (i) approved the Explanatory Booklet; and (ii) ordered that a meeting of Gloucester Shareholders be convened by Gloucester to consider and vote on the Scheme. The Explanatory Booklet will be released to ASX and made available on Gloucester’s website on 30 April 2012 and is scheduled to be despatched to Gloucester Shareholders in the week commencing 30 April 2012. The Explanatory Booklet contains certain information on Yancoal Australia, Gloucester and the Merged Group.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

BACKGROUND

Reference is made to the announcement of the Company dated 22 December 2011 in respect of the merger of Yancoal Australia Limited, a wholly owned subsidiary of the Company, and Gloucester Coal Limited. Terms used herein shall have the same meaning given to them in the announcement.

On 27 April 2012, the Supreme Court of Victoria convened the first court hearing for the Scheme and (i) approved the explanatory booklet for the Scheme (“Explanatory Booklet”); and (ii) ordered that a meeting of Gloucester Shareholders be convened by Gloucester to consider and vote on the Scheme. The Explanatory Booklet will be released to ASX and made available on Gloucester’s website on 30 April 2012 and is scheduled to be despatched to Gloucester Shareholders in the week commencing 30 April 2012. The Explanatory Booklet contains, among other things, the information on Yancoal Australia, Gloucester and the Merged Group (i.e. Yancoal Australia and its subsidiaries following the implementation of the Merger) that is set out in the Appendix to this announcement.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

30 April 2012

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

THE APPENDIX

Set out below is certain information on Yancoal Australia, Gloucester and the Merged Group extracted from the Explanatory Booklet:

Section 6 - Profile of Gloucester

6.1	Overview

Gloucester is an Australian listed public company (ASX: GCL) with coal production, exploration and mining operations in the Gloucester Basin and Hunter Valley in New South Wales and in the Bowen Basin, Queensland.

As at close of trading on 19 December 2011 (being the last day of trading prior to announcement of the Merger proposed), Gloucester had a market capitalisation of A$1.4 billion.

Gloucester produces metallurgical and thermal coals for export markets. Gloucester Coal operates two open-cut mines in the Gloucester Basin (Stratford and Duralie) and Donaldson Coal in the Hunter Valley, which consists of two underground mines (Tasman and Abel), and one open-cut mine (Donaldson). In Queensland, Gloucester has joint control and holds a near 50 % interest in the Middlemount Coal open-cut mine located in the Bowen Basin. Gloucester has a large Coal Reserves and Resources base with Reserves of 293 Mt and Resources of 1.8 Bt (on an equity basis)1.

In New South Wales, Gloucester has an 11.6% interest in NCIG and port allocations at Port Waratah Coal Services (PWCS), to support its current production and planned production growth activities. In Queensland, through its near 50% ownership in Middlemount Coal, Gloucester has port allocation at Abbot Point Coal Terminal (APCT) and (until 2014) Dalrymple Bay Coal Terminal (DBCT) and through Middlemount Coal’s participation in the North Queensland Coal Terminal Pty Ltd (NQCT) is seeking up to 1 Mtpa (on a 100% basis) additional allocation at APCT.

The map below illustrates the location of Gloucester’s major operations and development/exploration projects.

[1]	Please refer to Section 6.4 for further details.

Figure 9:Location of Gloucester’s major operations and development/exploration projects.

Section 6.2 provides a summary of Gloucester’s coal assets and development projects. A detailed profile of Gloucester’s history, principal activities, coal assets and development projects is provided in section 3 of the Independent Expert’s Report which forms Appendix 1 to this Explanatory Booklet. Gloucester confirms the accuracy of this factual information in the Independent Expert’s Report.

6.2	Gloucester’s coal portfolio at a glance

Gloucester Basin

Duralie coal mine

The Duralie coal mine is located in the Southern part of the Gloucester Basin, 20 kilometres south of Gloucester’s Stratford coal mine. In the project area, the basin is approximately 4 kilometres wide. The deposit consists of two target seams, the Weismantel Coal Seam and the Clareval Seam.

Duralie is an open-cut mining operation which started in March 2003. Leighton Mining operates the mine under contract to Gloucester. Duralie produces a high fluidity coking coal. To optimise the recovery of coal and improve project economics, Duralie coal is blended with other raw coal and washed to produce low ash coking coal and a higher ash thermal coal. Run of Mine (ROM) coal is transported to Stratford for washing by a shuttle train on the existing rail line.

Gloucester has also undertaken a concept level study to exploit potential operations east of the existing Duralie coal mine (Duralie East).

Stratford coal mine

The Stratford operation is located 95 kilometres north of Newcastle in the Gloucester Basin. It first began production in June 1995 as an open-cut operation extracting coal from multiple seams within the Gloucester Basin. Ditchfield Mining operates the mine under contract to Gloucester.

Gloucester is currently undertaking a feasibility study to expand its Stratford operations by the development of three new pits (Stratford East, Avon North and Roseville West Extension). Gloucester has also undertaken a concept level study to exploit potential coal north of the existing Stratford operations (Stratford North) and south of existing Stratford operations (Grant & Chainey).

Coal handling

ROM coal from the Gloucester Basin Mining Operations (that is, the Duralie and Stratford operations) is processed at the centralised Stratford Coal Handling and Preparation Plant (CHPP). The CHPP blends ROM coals for processing to produce the suite of Gloucester Basin Coal products. Coal is railed to the Newcastle Port for export and domestic use.

Donaldson

Abel mine

The Abel underground mine is located approximately 25 kilometres from the Port of Newcastle, with the portal coming off the high wall of the Donaldson open-cut mine.

Abel is currently a bord and pillar operation, which uses continuous miners for first workings and secondary extraction. The mine is currently undertaking final feasibility study work for the introduction of longwall mining within the existing lease. Gloucester has also undertaken a concept level study to exploit potential, via a longwall, west of the existing mining lease (Abel Longwall Expansion Project). The mine uses existing surface infrastructure and the Bloomfield CHPP, rail loader and rail loop for coal processing and loading.

Following extraction, coal is transported via conveyor through the high wall to the surface infrastructure area of the Donaldson Open Cut Mine. It is then trucked to the Bloomfield CHPP, where it is processed and loaded for transport by rail to the Port of Newcastle.

Abel has an expected mine life of approximately 20-25 years.

Tasman mine

The Tasman underground mine is located south of Maitland, approximately 20 kilometres from the Port of Newcastle.

Tasman is a bord and pillar operation, which uses continuous miners for first workings and secondary extraction. Tasman currently extracts coal from the Fassifern seam and is undertaking a feasibility study to develop a new mine extracting coal from the West Borehole seam. Gloucester has also undertaken a new concept level study to exploit potential south of the existing Tasman operation (Tasman Extension Project No. 2). Following extraction, the raw coal is brought to the surface where it is transported by truck to the established coal washing and loading facilities at Bloomfield Colliery (16 kilometres). There it is washed under contract to export steam coal specification. Washed coal is transported by rail and exported through the Port of Newcastle.

Tasman has an expected mine life of approximately 20-25 years.

Donaldson mine

The Donaldson open-cut mine is located approximately 25 kilometres from the Port of Newcastle. Coal is extracted by conventional truck and shovel haul back methods in an open-cut operation.

Raw coal is transported by truck on internal roadways to the established coal washing and loading facilities at Bloomfield CHPP (approximately 1.5 kilometres away) where it is washed under contract to export specification then transported by rail and exported through the Port of Newcastle.

Coal production out of the Donaldson open-cut mine is expected to cease in 2013.

Middlemount

Middlemount mine is located in Queensland’s Bowen Basin and is a joint venture between Peabody Energy and Gloucester. Gloucester has a near 50% interest in the Middlemount Coal joint venture. Full scale operations at the open-cut mine commenced in November 2011. Production of high quality low phosphorus coking coal and low volatile PCI is expected to ramp up to approximately 3.8Mtpa of saleable production (100% basis). NRW Holdings Limited operates the mine under contract to Middlemount Coal.

Middlemount Coal has contracted port capacity at APCT and (until 2014) DBCT. Middlemount Coal has contracted rail capacity servicing the APCT and (until 2014) the DBCT. Gloucester receives a 4 per cent royalty of the Free On Board Trimmed Sales from Middlemount Coal.

Monash

Monash is a prospective export coking / thermal early stage exploration project strategically located near existing infrastructure in the Hunter Valley, NSW. Monash is 12 kilometres from the main rail line and 95 kilometres from Port of Newcastle. Exploration Titles EL 6123 and EL 7579 cover an area of 22.19 square kilometres and exploration drilling commenced August 2011. A substantial upgrade to JORC Resources from 287Mt to 577Mt was announced to the Australian Stock Exchange on 16 November 2011.

The proposed mining method for Monash will be underground longwall mining. Concept studies completed on the Monash project have indicated potential for ROM production of up to 9 Mtpa over life of mine1 and indicated an illustrative production split for Monash would be 58% coking coal (semi-soft) and 42% thermal coal.

Notes:

1. Projected production figures, operating costs and mine life figures are estimates only and are subject to the risks outlined in Section 9, including risks relating to port allocation and capacity, exploration and development, mining approvals, rail access, operational risks, market risks and Resources and Reserves estimates. Forward looking statements are not a guarantee of future performance and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of Gloucester.

Development projects

Gloucester has a suite of development projects across all stages of development. These include expansions of existing operations at Stratford, Abel and Tasman and earlier stage exploration opportunities at Monash and Stratford North.

Figure 10: Project development pipeline

1.	Donaldson includes Donaldson open-cut, Abel underground and Tasman underground
2.	Stratford Extension includes Stratford East, Avon North and Roseville West Extension.

6.3	Production profile

Gloucester’s production is expected to grow substantially as Middlemount mine reaches full production and planned Abel and Tasman extensions and Gloucester Basin expansions are completed. Gloucester’s operations produced 3.8 Mt of saleable coal in the 12 months to 31 December 20111. Gloucester’s expected future saleable production (on an equity basis) is outlined below. Note the diagram below excludes any potential future production from the Monash project.

The table below sets out recent production history for Gloucester’s mines as well as expected future production (on an equity basis).

[1]	Includes Donaldson production for calendar year 2011. Acquisition of Donaldson effective 14 July 2011.

Figure 11: Saleable production (Mt, equity basis)

Notes:

1. Projected production figures are estimates only and are subject to the risks outlined in Section 9, including risks relating to Resources and Reserves estimates, exploration and development, land title and access (including acquisition of required land and native title negotiation), mining approvals, rail access, port allocation and capacity, operational risks (including transport and infrastructure), market risks and the availability (or continuation) of financing. Forward looking statements are not a guarantee of future performance and involve known and unknown risks, uncertainties and other factors, many of which will be outside the control of Gloucester and the Merged Group.

2. Donaldson production is shown for calendar year 2011. Acquisition of Donaldson effective 14 July 2011.

6.4	Reserves and Resources

Gloucester has a thermal and metallurgical coal inventory of Reserves of 293 Mt and Resources of 1.8 Bt (on an equity basis)

(Mt)	Gloucester Basin	Middlemount (near 50% basis)	Donaldson	Monash	Combined
Reserves	84	48	161	—	293
Measured, Indicated and Inferred Resources	316	61	885	577	1,840

Please refer to the Competent Person statements in Section 15.

6.5	Port and rail capacity

New South Wales

Gloucester Coal (via its wholly owned subsidiary Donaldson Coal Pty Ltd) is a founding member of NCIG and has an 11.6% interest in NCIG. Gloucester has port capacity entitlements at PWCS and NCIG which are sufficient to meet current and planned future production. Gloucester has long term NSW rail contracts currently in place to meet current production and is expected to contract additional capacity to meet Gloucester’s planned future production. The chart below sets out Gloucester’s current and expected port capacity through the Port of Newcastle.

Figure 12: Gloucester New South Wales Port Capacity

Notes:

1. Data shown for year ending 31 December and shown on an equity basis. These estimates relate to future expectations and therefore involve known and unknown risks and uncertainties. The actual port capacity available to Gloucester may vary on an annual basis as a result of one or more of the risks described in Section 9.31.1(b).

2. Includes capacity at PWCS T4.

3. Based on current capacity at PWCS (and NCIG) and expected capacity allocations from NCIG shareholding and PWCS T4.

4. Gloucester’s PWCS T4 capacity for CY2015 and CY2016 is a provisional allocation only. The availability of this capacity is subject to the successful completion of PWCS T4. If the completion of PWCS T4 is delayed or there is a shortfall of actual capacity against target capacity, this may have a material adverse effect on Gloucester’s existing and projected port capacity.

Queensland

Gloucester has a near 50% interest in Middlemount Coal. Middlemount Coal has contracted port capacity at the Abbot Point Coal Terminal (APCT) and (until 2014) the Dalrymple Bay Coal Terminal (DBCT). Middlemount Coal has contracted rail capacity servicing APCT and (until 2014) DBCT.

In addition, Middlemount Coal is a shareholder of North Queensland Coal Terminal Pty Ltd (NQCT) which has secured Preferred Respondent Status for the development of T4-T9 coal terminals at Abbot Point. Through NQCT, Middlemount Coal is seeking an additional 1.0Mtpa (100% basis) of port capacity which is in addition to the port capacity depicted in the Figure 13. Additionally, Middlemount Coal is in advanced discussions with other port users regarding entering into arrangements to utilise part of their excess port capacity during the period 2015 to 2017.

Figure 13: Middlemount Coal Queensland Port Capacity (Mt, equity basis)

Notes:

1. Data shown for year ending 31 December and shown on an equity basis. These estimates relate to future expectations and therefore involve known and unknown risks and uncertainties. The actual port capacity available to Gloucester may vary on an annual basis as a result of one or more of the risks described in Section 9.3.1(b) .

6.6	Historical financial information

(a)	Basis of preparation

This Section summarises certain historical financial information about the Gloucester Group for the year ended 30 June 2011 and the half year ended 31 December 2011. The financial information in this Section is a summary only. Further details on Gloucester’s financial performance for the year ended 30 June 2011 are provided in the audited full year results provided to ASX on 24 August 2011. Further details on Gloucester’s financial performance for the half-year ended 31 December 2011 are provided in the reviewed half-year results provided to ASX on 28 February 2012. These documents are available as follows:

•	from ASX or on its website at www.asx.com.au; or

•	from Gloucester’s website at www.gloucestercoal.com.au.

The accounting policies and methods of computation are the same as those adopted in the most recent annual financial report and half-year report.

Further detail on Gloucester’s historical financial performance is provided in section 3 of the Independent Expert’s Report which forms Appendix 1 to this Explanatory Booklet. Gloucester confirms the accuracy of this factual information in the Independent Expert’s Report.

(b)	Balance sheet

Set out below is Gloucester’s consolidated balance sheet as at 31 December 2011.

Figure 14 Consolidated balance sheet

A$ m	Gloucester Reviewed
Current assets
Cash and cash equivalents	30.9
Trade and other receivables	59.1
Waste in Advance	83.1
Inventories	52.3
Derivative financial instruments	2.2
Royalty receivable	15.9

Total current assets	243.5

Non-current assets
Restricted cash	0.7
Property, plant and equipment	1,692.7
Deferred Tax Assets	13.9
Intangible assets	57.4
Exploration and evaluation assets	217.9
Royalty receivable	177.1
Investments	19.3

Total non-current assets	2,179.0

Total assets	2,422.5

Current liabilities
Trade and other payables	74.9
Customer contracts	55.6
Interest bearing liabilities	4.1
Provisions - take-or-pay	21.2
Provisions - other	1.7
Income tax liability	0.2
Employee benefits	9.2

Total current liabilities	166.9

Non-current liabilities
Trade and other payables	14.8
Customer contracts	77.5
Interest bearing liabilities	406.5
Deferred consideration	89.0
Deferred tax liabilities	257.4
Provisions - take-or-pay	98.6
Provisions - other	15.7
Employee benefits	0.8

Total non-current liabilities	960.3

Total Liabilities	1,127.2

Net Assets	1,295.3

Contributed equity	1,219.2
Reserves	10.4
Retained Earnings	65.7

Total equity	1,295.3

(c)	Income statement

Set out below is Gloucester’s consolidated income for the half year ended 31 December 2011 and the year ended 30 June 2011.

Figure 15: Consolidated income statement

A$m	Reviewed for 6 months to 31-Dec-11	Audited for 12 months to 30-Jun-11
Revenue	227.0	306.5

Earnings before interest, tax, depreciation and amortisation and transaction costs	34.8	90.3
Depreciation and amortisation	(26.3)	(18.7)

Earnings before interest and tax and transaction costs	8.5	71.6
Transaction costs	(41.3)	(9.2)

Earnings before interest and tax	(32.8)	62.4
Finance costs	(24.1)	14.10

Profit before income tax	(56.9)	76.5
Income tax	20.0	(21.9)

Net profit after tax	(36.9)	54.6

Management discussion and analysis

Year to 30 June 2011

The year to 30 June 2011 saw a strong increase in revenue by 33.7% due to an 8.5% increase in tons sold along with a significant increase in coking coal prices. The average realised price in the year to 30 June 2011 was A$211 per tonne for coking coal and A$104 per tonne for thermal coal (compared with A$146 per tonne for coking coal and A$98 per tonne for thermal coal in the year ended 30 June 2010).

A$9.2 million of transaction costs were incurred in the period, in respect of the acquisition of Middlemount Coal and Donaldson.

The strong coal prices in the year resulted in a net profit after tax of $54.6m.

Six months to 31 December 2011

The six months to 31 December 2011 was a period of transition for Gloucester. The completion and integration of the Donaldson and Monash businesses and the establishment of mining operations at Middlemount mine were significant achievements for the Company during the period.

The benefits of scale and the ability to manage coal type production profiles have been extremely valuable in what has been a volatile and difficult period in the coal market. The first quarter of the 2011/2012 financial year saw a gradual softening of overseas demand for export coal, in particular metallurgical coal. This situation deteriorated further in the second quarter.

Coal prices during the period were volatile, more so in the metallurgical coal market. Thermal coal prices were subdued at times. However, movements in price, in most cases, coincided with changes in the value of the Australian dollar. Movements in metallurgical coal prices were more aligned with a slowing of product demand from overseas users and general global economic conditions, affecting non premium coking coal products and low-volatile PCI products in particular.

The split of metallurgical coal to thermal coal sold was 30% metallurgical, 70% thermal with the average realised price per tonne A$173 per tonne for coking coal and $A113 per tonne for thermal coal

The weakness in coal markets globally, some production issues at the Gloucester Basin and Donaldson and sizeable transaction costs during the first half resulted in a net loss after tax of A$36.9 million. The impact of the subdued demand for metallurgical coal was mitigated in part by a decision to change the Company’s production profile towards producing a higher percentage of thermal coal, which remained relatively robust during the period.

$A41.3 million of transaction costs were incurred in the period in respect of the Donaldson and Monash acquisitions and the current merger transaction; including $A31 million of stamp duty costs.

The significant increase in Depreciation and amortisation for the period, compared with the year to 30 June 2011, is due to the acquisition of Donaldson and Monash, the increased interest in Middlemount Coal and the subsequent ramp up in Middlemount mine production.

The significant increase in net Finance costs for the period, compared with the year to 30 June 2011, is due to the increased debt level, drawn under the new $A400 million Noble debt facility entered into on 14 July 2011, used to part fund the acquisition of Donaldson and H1 capex, and also the unwind of the NPV discounts on liabilities identified for recent acquisitions.

(d)	Subsequent events / material changes in the financial position of Gloucester

Within the knowledge of the Directors of Gloucester, the financial position of Gloucester has not materially changed since 31 December 2011, being the date of the last reviewed balance sheet of Gloucester.

6.7	Capital Structure

As at the date of this Explanatory Booklet, the total securities of Gloucester on issue are as follows:

Security	Number
Gloucester Shares	202,905,967
Gloucester Converting Shares[1]	1,000
Gloucester Options[2]	3,618,574

Notes:

1. See Section 11.8 for how these securities will be dealt with under the Merger Proposal.

2. See Section 11.9 for how these securities will be dealt with under the Merger Proposal.

(a)	Gloucester Shares

Gloucester’s substantial shareholders as disclosed to ASX as at 20 April 2012 are set out below.

Investor	Gloucester Shares	Percentage held of total Gloucester Shares %
Noble	130,791,755	64.459
UBS AG and its related bodies corporate	15,441,327	7.61
Ausbil Dexia Limited	11,397,035	5.62

Note: the above shareholding figures are based on substantial shareholding notices lodged with the ASX.

As at 20 April 2012, the following table represents the distribution of Gloucester Shareholders owning Gloucester Shares.

Range	Total Gloucester Shareholders	Gloucester Shares	Percentage of Gloucester issued capital %
1–1,000	1,417	607,350	0.30
1,001–5,000	964	2,227,678	1.10
5,001–10,000	102	712,524	0.35
10,001–100,000	83	2,113,765	1.04
100,001+	23	197,244,650	97.21

Total	2,589	202,905,967	100

(b)	Converting Shares

As at the date of this Explanatory Booklet, Gloucester has 1,000 Converting Shares on issue held as follows:

Name	Number of Converting Shares	Percentage %
Molti Consulting Pty Ltd	150	15
SES Rotges Investments Pty Ltd*	250	25
McActivity Pty Ltd	600	60

*	A company controlled by Gloucester’s Managing Director, Brendan McPherson and his spouse.

See Section 11.8 for a summary of the proposed arrangements in respect of the Converting Shares if the Scheme is approved by the Court.

(c)	Gloucester Options

As at the date of this Explanatory Booklet, Gloucester has 3,618,574 Gloucester Options on issue, of which 1,284,730 are held by Gloucester’s Managing Director, Mr Brendan McPherson.

See Section 11.9 for a summary of the proposed arrangements in respect of the Gloucester Options if the Merger Proposal proceeds and Section 14.16 for a description of the ASX waiver that Gloucester has received to give effect to these proposed arrangements.

6.8	Marketable securities of Gloucester held by or on behalf of Directors

Director’s name	Gloucester Shares held by or on behalf of the Director	Converting Shares held by or on behalf of the Director	Gloucester Options held by or on behalf of the Director
Mr James MacKenzie	5,600	—	—
Mr Brendan McPherson	—	250	1,284,730
Mr Greg Fletcher	1,000	—	—
Mr Denis Gately	5,000	—	—
Mr William Randall	—	—	—
Dr Julie Beeby	—	—	—

Total	11,600	250	1,284,730

There have been no acquisitions or disposals of Gloucester Shares, Converting Shares or Gloucester Options by any Director or their associates in the four months prior to the date of this Explanatory Booklet.

6.9	Risk factors relating to Gloucester

Risk factors relating specifically to Gloucester and its business are discussed in Section 9.4. Those risks will continue to be relevant to Gloucester Shareholders if the Scheme does not proceed and Gloucester Shareholders retain their current investment in Gloucester. If the Scheme does proceed, Gloucester Shareholders will continue to be exposed to those risks, as well as additional risks relevant to the Merged Group, as described in Section 9.3.

6.10	Further information

As a company listed on ASX and a ‘disclosing entity’ under the Corporations Act, Gloucester is subject to regular reporting and disclosure obligations. Broadly, these require Gloucester to announce price sensitive information to ASX as soon as Gloucester becomes aware of the information, subject to some exceptions. Gloucester’s recent announcements are available from ASX’s website at www.asx.com.au. Further announcements concerning Gloucester will continue to be made available on this website after the date of this Explanatory Booklet.

Pursuant to the Corporations Act, Gloucester is required to prepare and lodge with ASIC and ASX both annual and half-yearly financial statements accompanied by a statement and report from Gloucester Directors and an audit or review report. Gloucester also lodges quarterly activity reports with ASX.

Copies of any of these and other documents lodged with ASIC may be obtained from or inspected at an ASIC office.

Section 7	Profile of Yancoal Australia

This Section has been prepared by Yancoal Australia. The information concerning Yancoal Australia and the intentions, views and opinions in this Section are the responsibility of Yancoal Australia. Gloucester and Gloucester Directors and officers do not assume any responsibility for the accuracy or completeness of this information.

This Section relates to Yancoal Australia on a stand-alone basis and does not include the effect of any synergies that may arise in connection with the Merger Proposal.

7.1	Background information

Yancoal Australia is an Australian-based coal producer and developer with six operating coal mines located in New South Wales, Queensland and Western Australia. The principal business activity of Yancoal Australia is the production of metallurgical and thermal coal for export for use in the steel and power industries in Asian markets. Yancoal Australia is a wholly owned subsidiary of Yanzhou Coal, a publicly-traded company that is listed in Hong Kong, New York and Shanghai with a market capitalisation of approximately US$14.8 billion (as at 4 April 2012).

Through Yancoal Australia, Yanzhou Coal has created a major Australian coal producer via organic growth and a series of corporate acquisitions that commenced with the acquisition of the Southland mine in 2004 (subsequently renamed Austar), and included the subsequent acquisitions of Felix Resources in December 2009, an additional 30% shareholding in the Ashton Coal Project (Ashton) in May 2011, the divestment of Yancoal Australia’s 51% shareholding in the Minerva Coal Project (Minerva) in December 2010, the acquisition of 100% of Syntech Resources Pty Limited (Syntech) in July 2011 and the acquisition of 100% of Premier Coal Limited (Premier Coal) in December 2011.

During this time Yancoal Australia has invested approximately A$4.6 billion in its operations (including the acquisition of Felix Resources in December 2009), has grown coal sales from 0.2Mt in 2006 to 9.5Mt in 2011 (equity basis), has amassed total coal Resources and Reserves of 1,637Mt and 405Mt over the same time period (equity basis) and for the year ended 31 December 2011 reported revenues of over A$1.5 billion and net profit after tax of approximately A$302 million1

The table below outlines the key milestones in Yancoal Australia’s history:

Date	Description

2004	Yanzhou Coal acquires Southland mine (subsequently renamed Austar)

2006	Austar production commences under Yancoal Australia ownership, using LTCC technology at Austar

2009	Completes A$3.3 billion acquisition of 100% of Felix Resources (assets include interests in Moolarben, Yarrabee, Ashton, Minerva, Harrybrandt, Athena, Wilpeena and Ultra Clean Coal technology)

2010	Construction of Moolarben 14.0Mtpa coal handling and preparation plant (CHPP) completed

2010	Production commences at Moolarben open-cut mine

Sells its 51% interest in Minerva after one of the joint venture partners exercises its pre-emptive right

2011	Acquires a further 30% interest in Ashton for US$250 million

Acquires Syntech Resources, including the Cameby Downs open-cut mine for A$202 million

[1]	2011 financial information is based on audited financial report for the period ended 31 December 2011.

Revised Moolarben Stage 2 application lodged to increase ROM production to 17.0Mtpa for the open-cut and underground mines

Moolarben reaches Stage 1 capacity of 7.0Mtpa ROM production in under two years

Announces merger proposal with Gloucester

Completes the acquisition of Premier Coal (and Premier Char) from Wesfarmers for A$296.8 million

7.2	Yancoal Australia operations

(a)	Overview

Yancoal Australia owns direct and indirect interests in six operating mines and three exploration projects, and shareholdings in NGIG, the parent company of Newcastle Coal Infrastructure Group Pty Ltd, and an interest in WICET Holdings. In addition, Yancoal Australia holds a number of intellectual property assets including an interest in the proprietary know-how regarding the LTCC technology, Ultra Clean Coal (UCC) and Premier Char. A simplified corporate structure is outlined in Figure 16 below.

Not all of the Yancoal Australia assets described above will form part of the assets of the Merged Group if the Scheme is implemented. As outlined below in Figure 16, Cameby Downs, Premier Coal, the three exploration projects and the intellectual property assets will be excluded from the Merged Group. All further references to Yancoal Australia’s production profiles and Reserves and Resources in this Section 7 refer only to the assets of Yancoal Australia that will form part of the Merged Group. For further details of the material assets of the Merged Group, please refer to Section 8. For information on the Excluded Assets see Section 7.5.

Figure 16: Overview of Yancoal Australia assets

Note: The assets within the dashed line box are Excluded Assets.

(b)	Organic growth strategy

As part of a process to review the organic growth potential of its current operations, during 2011 Yancoal Australia initiated a detailed assessment of each mine’s production constraints and evaluated possible expansion projects to increase their ROM coal production. The goals of this analysis were to identify viable and achievable expansion plans at each mine site to be delivered within a 5 year timeframe, determine the individual expenditure needs of each expansion project and assess internal and external risks.

Subsequently, Yancoal Australia has scheduled a significant capital expenditure program which plans to invest A$1.8 billion over the five years to 2016 (equity basis) with the goal of increasing ROM production from approximately 12.3Mt in 2011 to approximately 28Mt by 2016 (equity basis)1. The capital expenditure program includes commitments for the development of new projects including underground operations at Moolarben and the upgrading of existing facilities at Moolarben, Ashton, Austar and Yarrabee. In addition to increasing existing production capacity, the organic growth strategy aims to increase efficiencies, reduce operating unit costs and enhance profitability across all mine sites.

[1]

Projected production figures are estimates only, are subject to the risks set out in Section 8 and exclude production from the Excluded Assets. Forward looking statements are not a guarantee of future performance and involve known and unknown risks, uncertainties and other factors, many of which will be outside the control of the Merged Group.

(c)	New South Wales mines

Moolarben

Moolarben is located 40 kilometres north east of the town of Mudgee in central western NSW. Operations comprise an existing open-cut mine producing export quality thermal coal and an underground thermal coal development project. Yancoal Australia (through wholly owned subsidiaries) holds an 80% interest in and is the manager of the Moolarben unincorporated joint venture with the remaining 20% interest held by Sojitz (10%) and a consortium (10%) comprising KORES, Hanwha Corporation Limited and Korea Electric Power Company and four of its subsidiaries. Yancoal Australia’s 80% interest in Moolarben was acquired as part of its acquisition of Felix Resources in 2009.

Moolarben currently produces an export thermal coal product from the open-cut mine, with current attributable Resources and Reserves (open-cut and underground), totalling 1,183Mt and 315Mt, respectively. Moolarben benefits from the geology of the Ulan coal seam which has thickness ranging from six to fifteen metres, a low strip ratio and a relatively simple mining operation.

Moolarben currently has approval to produce up to 10.0Mt of saleable coal a year, or extract up to 8.0Mt of ROM coal a year from its open-cut mining operations, and up to 4 Mt of ROM coal a year from its underground mining operation. Since commencing operations in May 2010, Moolarben has achieved its initial Stage 1 approved capacity of 7.0Mtpa ROM production (and has conditional approved capacity of 8.0Mtpa ROM production), yielding total saleable production of 5.0Mt (100% basis) in 2011. Yancoal Australia has now re-submitted its Stage 2 planning application to increase open-cut ROM production capacity to 13.0Mtpa with the underground mine expected to reach ROM production of approximately 4.0Mtpa. Yancoal Australia is also currently considering a further planning application to increase ROM production in excess of these proposed Stage 2 applications. Subject to mining leases and other requisite approvals being granted, which requires the purchase of the Stage 2 development lands not owned by Yancoal Australia or the entering into of a commercial arrangement with the relevant landholders, the Stage 2 development area will encompass mining of the areas marked OC4, UG1 and UG2 on the map of Moolarben operations below.

The low life-of-mine strip ratio of 3.6 and modern 14.0Mtpa capacity CHPP positions the Moolarben open-cut mine within the lower quartile of Australian coal mine costs. Yancoal Australia is currently assessing various options to increase the Moolarben CHPP capacity to coincide with the start up of mining in the underground areas. Coal produced from the UG1 and UG2 areas does not require washing. However, if the higher ash UG4 is mined in the future, its product will require washing.

Subject to acquiring relevant land and obtaining the requisite landholder consents, mining lease (which cannot be granted until the relevant land or landholder consent is obtained) and governmental approvals, it is proposed that longwall mining commence in UG1 in 2016 to coincide with the current timetable for the expected opening of Port Waratah Coal Services (PWCS) T4 port expansion. There is also the option of mining UG4, which is at a more advanced stage of approvals than UG1 and UG2. Yancoal Australia is currently assessing the geology of the Moolarben underground areas for the potential of using LTCC technology or utilising high reach mining technology methods.

Moolarben has an established rail loop and loading facilities. Subject to rail line constraints, the mine has existing port capacity of 0.6Mtpa through PWCS and 5.2Mt through NCIG in 2012, which is expected to increase to 8.3Mtpa at NCIG as the terminal reaches its full capacity of 66Mtpa. Yancoal Australia has been granted a provisional allocation of a further 3.5Mtpa from the PWCS T4 development which will increase total allocation across the two ports to over 12Mtpa. The additional 3.5Mtpa PWCS T4 allocation is subject to, among other things, the successful completion of PWCS T4.

As part of their investment in Moolarben the Korean consortium signed long term off-take contracts for Moolarben coal volumes.

Over the period 2012 to 2016, approximately $1.0bn (on a 100% basis) in capital investment is expected to be spent developing the low-cost open-cut and underground operations at Moolarben.

Figure 17: Moolarben saleable production estimates (Mt, equity basis)

Notes:

1. Data shown for year ending 31 December and shown on an equity basis. These estimates relate to future expectations and therefore are subject to the risk factors set out in Section 9, and involve known and unknown risks and uncertainties. The actual production is likely to vary on an annual basis as a function of supply, demand, other market conditions and potentially, the impact of one or more of the risks described in Section 9. Forward looking statements are not a guarantee of future performance which may be outside the control of the Merged Group.

2. In addition, these estimates assume that:

•	the conditions attaching to Moolarben’s approved capacity of 8.0Mtpa ROM production are satisfied from calendar year 2012;

•	the approvals, mining leases and land (or landholder consents) necessary for Stage 2 production to commence are obtained during calendar year 2013;

•	PWCS T4 commences operation and the 3.5Mt of capacity provisionally allocated to Moolarben for calendar year 2016, becomes available; and

•

additional above-rail capacity to match Moolarben’s estimated saleable production is obtained and additional below-rail capacity is obtained for calendar year 2012 to match that estimated saleable production.

Austar

Austar is located 65 kilometres west of Newcastle and 12 kilometres south west of Cessnock in New South Wales. The underground mine has operated for over 60 years under a number of companies and was purchased by Yancoal Australia in 2004. Following the acquisition, Yancoal Australia invested approximately A$264 million which included installing LTCC machines at the mine. Commercial mining by Yancoal Australia began in October 2006. The investment in the LTCC technology allowed increased coal recovery rates from Austar, and therefore significantly improved mine economics.

Management at Austar is focused on completing mining in the Stage 2 area and on developing the new Stage 3 area. Underground development in Stage 3 commenced in 2009 with commercial longwall production expected to start in 2013. The life of the Stage 3 mining area is about 10 years. Because of the large resource base on the mine’s existing tenements, future mining is anticipated to move into other areas of the deposit outlined in the Figure 18 below (e.g. Barraba, Quorrobolong and the Stage 4 area). Austar has current Reserves of 44Mt and further drilling is scheduled to take place over the next few years aimed at converting the substantial Resources (221Mt) into additional Reserves.

Figure 18: Areas of deposit for Austar

In conjunction with the Stage 3 mining area, Yancoal Australia has committed capital to replace and upgrade specific equipment throughout the Austar coal processing chain to improve capacity and maximise production on the currently underutilised LTCC machine. New equipment scheduled for the program includes upgrading mine conveyors and the CHPP process system, extending the product gantry, introducing additional product coal recovery feeders and upgrading and increasing capacity on the existing rail and load out facility. Approximately A$250 million is expected to be spent over the five years to 2016.

Austar has historically produced a high quality semi-hard coking coal and in 2011 produced 1.9Mt of ROM coal and 1.6Mt of saleable production (1.7Mt ROM coal and 1.4Mt saleable production in 2010). Yancoal Australia intends to increase ROM coal production to approximately 3.7Mtpa1 in the future following the implementation of the Austar equipment upgrade described above.

Austar coal is transported via the ARTC Hunter Valley Network and the privately owned South Maitland Railway to Newcastle where the mine has an allocation of 2.1Mtpa through PWCS in 2012 increasing to 2.6Mtpa in 2013. Should the Merger Proposal not proceed, Yancoal Australia intends to apply for additional PWCS T4 capacity in late 2012.

[1]

Projected production figures are estimates only and are subject to the risks set out in Section 8. Forward looking statements are not a guarantee of future performance and involve known and unknown risks, uncertainties and other factors, many of which will be outside the control of the Merged Group.

Austar has historically produced a benchmark semi-hard coking coal. However, disruption to Queensland coal supplies caused by the heavy rainfall in Queensland during early 2011 caused many Asian steelmakers to replace low sulphur coal from Queensland with high sulphur coal from North America. As Austar coal is relatively high in sulphur, it was displaced from the market as it was no longer suitable for the steelmakers to use as a blend coal. Austar therefore lost its two key contracts. This has resulted in Austar coal being sold as premium thermal coal (energy adjusted) rather than a semi-hard coking coal, under short term contracts. Yancoal Australia is anticipating that in 2013 it will start to regain business with traditional steelmaker customers as their contracts with North American coal producers start to expire.

Figure 19: Austar saleable production estimates (Mt, equity basis)

Notes:

1. Data shown for year ending 31 December and shown on an equity basis. These estimates relate to future expectations and therefore are subject to the risk factors set out in Section 9, and involve known and unknown risks and uncertainties, which may be outside the control of the Merged Group. The actual production is likely to vary on an annual basis as a function of supply, demand, other market conditions and potentially, the impact of one or more of the risks described in Section 9. 2. In addition, these estimates assume that:

•	approvals to increase ROM production to at least 3.7Mtpa are obtained by calendar year 2016;

•

PWCS Terminal 4 commences operation and Austar is allocated at least 0.4Mt of capacity for calendar year 2016 (should the Merger Proposal not proceed Yancoal Australia will apply for this capacity in late 2012);

•	additional port capacity to match Austar’s estimated saleable production is obtained from calendar year 2015; and

•	additional above-rail capacity to match Austar’s estimated saleable production is obtained.

Ashton

Ashton is located 94 kilometres north-west of Newcastle and 12 kilometres north-west of Singleton in the Hunter Valley. Yancoal Australia is the operator of the Ashton unincorporated joint venture and has a 90% interest, with the remaining 10% interest held by ITOCHU Corporation. Yancoal Australia acquired an initial 60% interest in Ashton as part of its acquisition of Felix Resources in 2009 and then purchased a further 30% in 2011 from International Marine Corporation for US$250 million.

The operations comprise both an operating underground mine and an open-cut mine development following the scheduled closure of the North East Open-Cut (NEOC) operation in early 2011, in readiness for mining of the South East Open-Cut (SEOC) area to commence. The underground mine has 40Mt in Reserves.

The open-cut area at the mine includes the SEOC which has 17Mt in Reserves. Total Resources across the open-cut and underground mining areas are 333Mt. Yancoal Australia has also identified adjoining exploration tenements that could allow the company to increase open-cut mining in the Ashton area on future cessation of operations at the SEOC mine. These tenements are held by third parties. Accordingly, in addition to the requisite licences and approvals, satisfactory arrangements to acquire these tenements would need to be agreed with those third parties.

The development of the Ashton underground longwall operation commenced in late 2005 with first coal production in early 2007. Underground mining at Ashton produced 1.7Mt ROM coal in 2011 and is expected to increase to 2.9Mt1 as the next seam (Upper Liddel) is developed and mining of the current seam (Pikes Gully) is completed. Total production from Ashton in 2011 was 2.2Mt of ROM coal and 1.2Mt of saleable product (including coal from the NEOC). Approximately A$290 million (on a 100% basis) is expected to be spent over the five years to 2016.

On 19 December 2011, the New South Wales Planning Assessment Commission (PAC) refused Yancoal Australia’s planning application for the Ashton SEOC development due to the project’s potential impacts on Glennie’s Creek and its associated water resources and its potential noise and dust emissions. Yancoal Australia has successfully appealed the refusal of this application and, as a result, PAC will now review its decision, including considering an addendum submission from the Department of Planning and Infrastructure that recommended that the SEOC development be approved.

The existing Ashton SEOC application (refused 19 December 2011 but now being reviewed) sought approval for the mining of approximately 16.5Mt of ROM coal at the SEOC over a seven year period (that is, approximately 3.6Mtpa after an initial ramp up period), as well as modification consents to allow an increase in the ROM production rate at the Ashton mine complex from 5.45Mtpa to 8.6Mtpa and increase in the ROM production rate from the underground mine from 2.95Mtpa to 5.0Mtpa (as well as other ancillary amendments to approvals). Yancoal Australia’s application to increase ROM production at the underground mine to 5.0Mtpa remains subject to planning approval.

[1]

Projected production figures are estimates only and are subject to the risks set out in Section 8. Forward looking statements are not a guarantee of future performance and involve known and unknown risks, uncertainties and other factors, many of which will be outside the control of the Merged Group.

Ashton has an established rail loop and loader, with current rail capacity in line with port entitlements. Ashton currently has port allocation of 3.0Mtpa through PWCS, and should the Merger Proposal not proceed, it intends to apply for additional PWCS T4 capacity in late 2012.

Both the underground and open-cut Ashton mines typically produce semi-soft coking coal, which is used by customers for blending due to its low ash and sulphur content.

Figure 20: Ashton saleable production estimates (Mt, equity basis)

Notes:

1. Data shown for year ending 31 December and shown on an equity basis. These estimates relate to future expectations and therefore involve known and unknown risks and uncertainties. The actual production is likely to vary on an annual basis as a function of supply, demand, other market conditions and potentially, the impact of one or more of the risks described in Section 9.

2. In addition, these estimates assume that:

•

the South East Open-Cut (SEOC) development planning approval, together with other approvals, mining leases and land (or landholder consents) necessary for SEOC production to commence, are obtained by calendar year 2013; and

•	additional above-rail capacity to match Ashton’s estimated saleable production is obtained.

Queensland mines

Yarrabee

Yarrabee is located in the Bowen Basin, approximately 150 kilometres west of Rockhampton and 280 kilometres north-west of the Port of Gladstone. Yancoal Australia has a 100% shareholding in Yarrabee Coal Company Pty Ltd which holds the mining tenements at Yarrabee and acquired this open-cut mine as part of its acquisition of Felix Resources in 2009.

Yarrabee commenced production in 1994 as a small open-cut mine with a limited life. However, production has gradually increased over a number of years. Since acquiring the mine, Yancoal Australia has delineated further Resources and Reserves that are expected to extend the mine life and increase production. The operation currently has Resources of 170Mt and Reserves of 57Mt. Yancoal Australia plans to conduct further drilling over the large tenement position in the next three years with the aim of converting the Resources to Reserves.

Yarrabee produces a low volatile pulverised coal injection (PCI) coal which is used in steel making. Production in 2011 consisted of 3.1Mt of ROM coal and saleable production of 2.4Mt (increased from 2.3Mt ROM production and 2.0Mt saleable product in 2010). Yancoal Australia expects to spend approximately A$520 million (on a 100% basis) over the five years to 2016 to achieve peak ROM coal and saleable production of 5.8Mt and 4.6Mtpa1, respectively.

Coal product is currently hauled via road to the Boonal load out facility on the Blackwater rail system. Yarrabee has a Take Or Pay (TOP) contract with QR National to haul 2.3Mtpa of product, until 30 June 2014, with a best endeavours obligation to increase this to 2.8Mtpa. Yarrabee’s annual port allocation consists of 1.7Mt at RG Tanna with an additional 0.1Mt dependent on available capacity and up to 1.0Mt through Barney Point (ending in 2014) on a best endeavours basis, with further port allocation of 1.5Mtpa at WICET Stage 1 from commissioning of that facility which is expected to occur in 2014. Yancoal Australia has agreed with Adani Mining Pty Ltd to conditionally acquire port capacity of 1.3Mtpa for Yarrabee at Dudgeon Point, subject to approval and construction of that facility. This capacity is expected to become available from 2017. A final decision to develop has not yet been made and the development of the terminal (and its operational commencement date) depends on, among other things, the outcome of environmental studies and obtaining the required environmental and planning approvals.

[1]

Projected production figures are estimates only and are subject to the risks set out in Section 8. Forward looking statements are not a guarantee of future performance and involve known and unknown risks, uncertainties and other factors, many of which will be outside the control of the Merged Group.

Figure 21: Yarrabee saleable production estimates (Mt, equity basis)

Notes:

1. Data shown for year ending 31 December and shown on a 100% basis. These estimates relate to future expectations and therefore involve known and unknown risks and uncertainties. The actual production is likely to vary on an annual basis as a function of supply, demand, other market conditions and potentially, the impact of one or more of the risks described in Section 9.

2. In addition, these estimates assume that:

•	additional port capacity to match Yarrabee’s estimated saleable production is obtained for calendar year 2013 and 2016; and

•	additional below-rail and above-rail capacity to match Yarrabee’s estimated saleable production is obtained.

7.3	Resources and Reserves

Yancoal Australia has a thermal and metallurgical coal JORC inventory totalling 1,637.4Mt in Resources (equity basis) and 404.9Mt in Recoverable Reserves (equity basis).

Statement of Resources

Mine / Project	Ownership	Measured (Mt)	Indicated (Mt)	Inferred (Mt)	Total (Mt)	Competent Person
Moolarben	80%	376.4	598.4	208.4	1,183.2	(3)
Austar	100%	81.1	69.9	70.0	221.0	(1)
Ashton	90%	152.0	146.1	35.3	333.5	(2)
Yarrabee	100%	65.0	84.3	20.5	169.7	(3)

Total coal Resources (100%)		674.8	898.7	334.2	1,907.4
Total coal Resources (Equity basis)		584.0	764.4	289.0	1,637.4

Statement of Reserves

			Recoverable Reserves (Mt)
Mine / Project	Ownership	Proved (Mt)	Probable (Mt)	Total (Mt)	Competent Person
Moolarben	80%	82.8	232.2	315.0	(3)
Austar	100%	12.7	31.5	44.2	(3)
Ashton	90%	42.7	14.6	57.2	(3,4)
Yarrabee	100%	38.1	19.1	57.2	(5)

Total coal Reserves (100%)		176.3	297.3	473.7

Total coal Reserves (equity basis)		155.5	249.5	404.9

Please refer to the competent person statements in Section 15.2.

7.4	Port capacity

Yancoal Australia is a founding member of NCIG and has a 15.4% interest in NCIG and a 5.6% interest in the WICET Holdings. Accordingly, Yancoal Australia has port capacity entitlements at NCIG and WICET, as well as contracted entitlements at PWCS and RG Tanna and best endeavours arrangements for capacity at Barney Point.

Figure 22: Yancoal Australia New South Wales Port Capacity (Mt, Equity Basis)

Figure 23: Yancoal Australia Queensland Port Capacity (Mt, Equity Basis)

Note:

1. Data shown for year ending 31 December and shown on an equity basis. These estimates relate to future expectations and therefore involve known and unknown risks and uncertainties. The actual port capacity available to Yancoal Australia may vary on an annual basis as a result of one or more of the risks described in Section 9.3.(b) .

2. In addition, these estimates are based on current capacity at NCIG and PWCS, and expected capacity allocations at NCIG and PWCS T4, and assume that:

•

PWCS (ex T4) and NCIG figures are based on current contractual entitlements and assume that the current PWCS and NCIG expansion projects (excluding the PWCS T4 expansion) will be completed on schedule;

•	in each of calendar years 2012 to 2016, the additional 0.1Mt of capacity that can be requested for Yarrabee through RG Tanna is able to be provided;

•	in each of calendar years 2012 and 2013, 1.0Mtpa of ad hoc capacity through Barney Point Coal Terminal is able to be secured by Yarrabee;

•	Stage 1 of WICET is constructed and operational in calendar year 2014;

•	PWCS Terminal 4 commences operation and Moolarben is allocated 3.5Mt of capacity for calendar year 2016; and

•	the ramp up of total port capacity of NCIG terminal proceeds as currently scheduled.

3. Yancoal Australia’s PWCS T4 capacity for calendar year 2016 is a provisional allocation only. The availability of this capacity is subject to the successful completion of PWCS T4 and modelling by the HVCCC . If the completion of T4 is delayed or there is a shortfall of actual capacity against target capacity, this may have a material adverse effect on the projected port capacity. Should the Merger Proposal not proceed, Yancoal Australia intends to apply for approximately 0.4Mt of additional PWCS T4 capacity commencing from calendar year 2016. This is not shown in Figure 22, since the application has not yet been made.

7.5	Overview of Excluded Assets[1]

The assets described in this section are Excluded Assets. They are currently owned (directly or indirectly) by Yancoal Australia. However, before the Merger Proposal is implemented, each Excluded Asset will be transferred to Yanzhou Coal (or a subsidiary) pursuant to the Restructure Agreement.

Most of these Excluded Assets are ROFR Assets – that is, after they are transferred to Yanzhou Coal (or a subsidiary) they will be subject to a right of first refusal in favour of the Merged Group. In certain circumstances, Syntech (including Cameby Downs) and Premier Coal may also be transferred back to the Merged Group on or shortly before 31 December 2014.

[1]

Coal Resources and Reserves in this Section 7.5 have been reported in accordance with the JORC Code. See Section 15.2 for details of the reports prepared by Competent Persons on which these amounts are based. The Resources and Reserves information for Premier Coal is a summary of the information contained in the 2011 Wesfarmers Limited annual report. Yancoal Australia completed the acquisition of Premier Coal from Wesfarmers on 30 December 2011.

Details of these arrangements, as well as arrangements relating to the management of these Excluded Assets by Yancoal Australia, are set out in Section 8.9.

Since the Excluded Assets will not be assets of the Merged Group immediately following the implementation of the Merger Proposal, they have been excluded from the pro forma accounts of Yancoal Australia and the Merged Group set out in Section 8.14.

(a)	Cameby Downs

Cameby Downs is located near Chinchilla in the Surat Basin approximately 340km north-west of Brisbane. Yancoal Australia has a 100% shareholding and acquired the open-cut mine as part of its acquisition of Syntech in 2011. Production commenced in late 2010, with the first coal shipped in early 2011.

Cameby Downs produces export thermal coal and following the acquisition by Yancoal Australia in July 2011 produced 0.8Mt of ROM coal and 0.6Mt of saleable product to the end of December 2011. The Queensland floods adversely impacted sales in the first half of 2011 following severe damage to the rail line around the Toowoomba range section. However, the rail line was fully restored by mid-2011 allowing for sales to resume at normal levels. Current Resources and Reserves at Cameby Downs total 324Mt and 409Mt1, respectively. The current mining operation is surrounded by several large tenements owned by Syntech that hold potential for further significant increases in Resources.

Cameby Downs has port allocation of 1.4Mtpa through the Queensland Bulk Handling facility in Brisbane. It is possible that its allocation at the port may increase in the future, allowing for increased production at Cameby Downs.

[1]	Resources calculated excluding Reserves, and Reserves refer to recoverable reserves.

(b)	Premier Coal

Note: Map not drawn to scale.

Premier Coal operates a conventional truck and shovel open-cut mine located in the Collie Coal Basin approximately 200km south of Perth. Yancoal Australia completed the acquisition of Premier Coal from Wesfarmers Limited at the end of December 2011.

The Premier coal mine has been in continuous operation for over 60 years and produces domestic thermal coal, producing 2.8Mt of coal in 2010. ROM coal is crushed but not washed (due to low inherent ash levels) prior to being sold to a number of domestic customers. Current Resources and Reserves are 535Mt and 138Mt, respectively.

As one of only two Western Australian coal producers, Premier Coal is the preferred supplier to a number of public and private sector companies. Its largest customer is Verve Energy, a state owned entity with which it has signed a long term supply contract. Verve Energy owns and operates two power stations located close to the mine, with coal output from the mine conveyed directly to the power stations. Premier Coal is party to a state agreement, which requires reservation of 50% of extractable Reserves for the needs of Western Australian strategic industries.

(c)	Exploration assets

Athena

Athena was acquired as part of the Felix Resources acquisition in 2009. It is an exploration project located adjacent to, and north of, the operating Minerva mine, in central Queensland. It is owned by Yancoal Australia (51%), Sojitz (45%) and KORES (4%) in an unincorporated joint venture.

The exploration permit covers an area of approximately 27,000 hectares. Historical exploration studies indicate the presence of underground coal Resources in that area, with the current JORC statement indicating total inferred Resources of 54Mt.

Harrybrandt

Harrybrandt is 100% owned by Yancoal Australia through Tonford Pty Ltd having been acquired as part of the Felix Resources transaction in 2009, and is located near the township of Nebo in central Queensland.

Harrybrandt has current total Resources of 103.9Mt of low volatile PCI coal and anthracite coal. A concept / pre-feasibility study was completed in 2010 for an open-cut mine producing saleable product of approximately 2.5Mtpa of low volatility anthracite, low volatile PCI and thermal coals.

Wilpeena

Yancoal Australia, through its subsidiary Yarrabee Coal Company Pty Ltd, holds a 100% interest in the Wilpeena area in central Queensland, which is located to the north of the Yarrabee mine and the Mackenzie River. The tenements are considered prospective for low volatile PCI coal, with current total inferred Resources of 27Mt.

(d)	Intellectual property assets

LTCC technology

Yancoal Australia has had the benefit of proprietary know how relating to use of LTCC technology at Austar. The LTCC technology is suitable for use in thick coal seams where additional coal can be recovered by a rear face conveyor, leading to greater levels of resource recovery.

The underground LTCC technology was successfully introduced at the Austar Mine in 2006. Yancoal Australia recently signed an agreement with Peabody Energy relating to the introduction of the technology at the North Goonyella Mine in Queensland.

Before the Second Court Hearing Date, Yanzhou Coal, Yancoal Australia and Yancoal Technology Development Pty Ltd will enter into the LTCC Licence Agreement, which will provide Yancoal Australia with access to patents, services and certain know-how relating to LTCC technology after the Merger Proposal is implemented. A summary of the key terms of LTCC Licence Agreement is provided in Section 13.3.

Ultra Clean Coal technology

Yancoal Australia acquired 100% of the UCC technology as part of the Felix Resources acquisition in 2009. The pilot plant is located at Cessnock in the Hunter Valley and aims to chemically reduce the amount of ash in the processed coal, so that it burns more efficiently. This in turn reduces carbon dioxide emissions when the coal is used. In the short-term, development of the UCC technology is focused on the testing of the technology on an industrial diesel engine.

Premier Char

Yancoal Australia acquired 100% of Premier Char from Wesfarmers in 2011 as part of the Premier Coal acquisition. The patented technology allows an innovative process for the production of coal char from low rank coals. Char has a number of properties that enable its substitution for commonly used coal and carbon products, resulting in improved performance in a range of industrial processes.

The demonstration char plant was placed on a care and maintenance program in 2009 due to an extended shutdown and subsequent closure of its main domestic customer as a result of the global financial crisis. The char plant is currently inactive.

7.6	Historical Financial Information

(a)	Basis of preparation

This Section summarises certain historical financial information about Yancoal Australia for the year ended 31 December 2011. The Yancoal Australia pro forma historical financial information has been prepared based upon the audited financial information of Yancoal Australia at 31 December 2011 together with a number of pro forma adjustments. This historical pro forma financial information has been prepared by the management of Yancoal Australia, in accordance with the recognition and measurement principles of IFRS, for illustrative purposes only to show the effect of the transfer of the Excluded Assets pursuant to the Scheme.

Further detail on Yancoal Australia’s historical performance is provided in section 4 of the Independent Expert’s Report which forms Appendix 1 to this Explanatory Booklet. Yancoal Australia confirms the accuracy of this factual information in the Independent Expert’s Report.

(b)	Pro forma balance sheet of Yancoal Australia

Sets out below is the audited Yancoal Australia balance sheet as at 31 December 2011 together with pro forma adjustments applied. Each adjustment is described in detail in the notes.

Figure 24: Yancoal Australia Reviewed Pro forma Balance Sheet as at 31 December 2011

Yancoal Australia Reviewed Pro Forma Balance Sheet as at 31 December 2011

A$’m	Yancoal Australia Audited	Transfer of excluded assets (Note 1)	Yancoal Australia Pro forma Reviewed (Note 2)
Current assets
Cash and cash equivalents	291.0	(8.2)	282.8
Restricted cash	60.4	—	60.4
Trade and other receivables	254.5	(52.4)	202.1
Inventories	137.3	(20.1)	117.2
Derivative financial instruments	16.4	—	16.4
Other assets	65.0	(7.3)	57.7
Promissory note	—	648.0	648.0

Total current assets	824.6	560.0	1,384.6

Non-current assets
Trade and other receivables	77.8	—	77.8
Equity accounted investments	3.0	—	3.0
Other financial assets	25.0	—	25.0
Property, plant and equipment	1,400.5	(426.6)	973.9
Mining tenements	2,325.0	(74.8)	2,250.2
Deferred tax assets	59.4	(43.5)	15.9
Intangible assets	132.5	(32.9)	99.6
Exploration and evaluation assets	661.7	(134.5)	527.2
Total non-current assets	4,684.9	(712.3)	3,972.6

Total assets	5,509.5	(152.3)	5,357.2

Current liabilities
Trade and other payables	206.5	(47.5)	159.0
Interest bearing liabilities	999.4	—	999.4
Derivative financial instruments	6.6	—	6.6
Provisions - other	0.9	—	0.9
Income tax liability	9.3	—	9.3

Total current liabilities	1,222.7	(47.5)	1,175.2

Non-current liabilities
Trade and other payables	1.3	—	1.3
Interest bearing liabilities	1,993.9	—	1,993.9
Deferred tax liabilities	471.0	(69.6)	401.4
Provisions - other	58.1	(35.2)	22.9
Total non-current liabilities	2,524.3	(104.8)	2,419.5

Total liabilities	3,747.0	(152.3)	3,594.7

Net assets	1.762.5	—	1,762.5

Contributed equity	973.0	—	973.0
Reserves	6.3	—	6.3
Retained earnings	783.2	—	783.2

Total equity	1,762.5	—	1,762.5

Notes

1.	This adjustment reflects a decrease in assets and liabilities resulting from the transfer of the Excluded Assets at book value to Yanzhou Coal, or one or more of its related bodies corporate, together with the impact of the extinguishment of all intercompany balances owing to the Merged Group and the recognition of a promissory note of equal value. Values are subject to adjustment as at completion of the transfer of the Excluded Assets.

2.	The Yancoal Australia pro forma balance sheet does not include any tax liability which may arise on the transfer of Excluded Assets as no reliable estimate can be made as at the date of this Explanatory Booklet. Under the terms of the Merger Proposal Deed, Yanzhou will ensure that Yancoal Australia is in the same economic position as if the transfer of Excluded Assets had not given rise to any tax liability.

(c)	Pro forma income statement of Yancoal Australia

Set out below is the audited Yancoal Australia income statement for the year ending 31 December 2011 together with the pro forma adjustment applied and described in note 1.

Figure 25: Yancoal Australia Reviewed Pro Forma Income Statement for the year ended 31 December 2011

Yancoal Australia Reviewed Pro Forma Income Statement for the year ended 31 December 2011

A$’m	Yancoal Australia Audited	Transfer of Excluded assets (1)	Yancoal Australia Pro forma Reviewed
Revenue	1,523.7	(62.0)	1,461.7
Earnings before interest, tax, depreciation and amortisation	619.8	(17.8)	602.0

Depreciation and amortisation expense	(131.2)	4.1	(127.1)
Earnings before interest and tax	488.6	(13.7)	474.9

Finance costs	(55.4)	0.1	(55.3)
Profit before income tax	433.2	(13.6)	419.6

Income tax	(131.7)	0.4	(131.3)

Net profit after tax	301.5	(13.2)	288.3

Note

1.	An adjustment to reflect the Excluded Assets as though they had been transfered on 1 January 2011.

Management discussion and analysis

Pro forma revenue of A$1,461.7 million mainly comprises revenue from coal sales. In the year ended 31 December 2011, and in each case on a 100% basis, thermal coal sold was 6,642,733 tonnes for revenue of US$732,721,915 at an average FOB selling price of US$110.30 / tonne and metallurgical coal sold was 4,798,116 tonnes for revenue of US$924,439,298 at an average FOB selling price of US$192.67 / tonne.

Against a generally weakening demand outlook for both thermal coal and metallurgical coal, the heavy rains in Queensland in early 2011 considerably tightened supply which supported prices, particularly for metallurgical coal. However, as supply returned to normal, prices of both metallurgical and thermal coal steadily decreased. Metallurgical coal demand was depressed by the deterioration in the business environment for the steel mills and thermal coal demand was affected by a slowdown in demand from China. Both were also affected by increasing coal supply out of the USA.

During the year ended 31 December 2011 Yancoal Australia increased its saleable coal production (equity basis) to 9.2Mt from 7.6Mt in 2010. This 20% increase was achieved despite open-cut production at Ashton ceasing at the end of the first quarter when coal reserves in the North East Open-cut (NEOC) were exhausted. The other three mines were able to increase production during 2011 with Moolarben the outstanding operation as production increased by 48% over the previous year to reach 4.0Mt (equity basis). Yarrabee also performed strongly and increased production by 24% to 2.42Mt.

Total FOB cash costs increased at three of the operations. All four mines paid more in royalties as higher priced coal increased payments (royalties are based on a percentage of the achieved coal price) to both the Queensland and New South Wales governments. At Ashton the closure of the NEOC combined with the lack of approval for the development of the South East Open-cut resulted in a rise in overall costs. In addition the failure to obtain a timely approval for the diversion of Bowman’s Creek over the Ashton underground mine area caused an extra longwall move which also impacted costs. At Yarrabee an increase in the strip ratio and the use of additional contractor overburden mining capacity caused a rise in costs. Moolarben was able to maintain its costs as the mine reached its full operating capacity (7.0Mtpa ROM coal) and was able to utilise its infrastructure and equipment more effectively.

On 13 May 2011, Yancoal Australia increased its holding in Ashton by 30% (to 90%). The above income statement includes revenue of $38.6 million and EBIT of $0.8 million earned from this additional investment after 13 May 2011.

Pro forma EBITDA of $602.0 million was earned after total operating costs (excluding depreciation and financing costs) of $859.7 million. Operating costs include contractual services and plant hire expenses of $221.4 million, employee related expenses of $172.1 million, transportation expenses of $148.0 million, Government royalties of $102.6 million and other costs of $215.6 million. EBITDA includes foreign exchange gains on Yancoal Australia’s US$ denominated debt facilities of which Yancoal Australia reported $2.1 million in foreign exchange gains for the year ending 31 December 2011. Foreign exchange exposure on US$ denominated debt facilities is a non-cash item and is only settled upon maturity of these facilities.

Depreciation and amortisation of $127.2 million represents the write-off of property, plant and equipment, mining tenements and intangibles over their useful lives. None of Yancoal Australia’s assets were considered impaired during the year ending 31 Decemeber 2011.

The majority of finance costs relate to interest incurred on the Felix Acquisition Facility and the Ancillary Felix Facility, see Section 8.7(a) for more details. These are US$ denominated facilities of US$2.9 billion and $140 million, respectively, which were fully drawn at 31 December 2011 and equate to an aggregate of $2,993.3 million translated at the year end exchange rate. The interest applicable to these facitlities is currently US$ LIBOR plus 0.75% and US$ LIBOR plus 0.8% respectively, but is likely to increase as part of the proposed amendments to these facilities.

(d)	Subsequent events / material changes in the financial position of Yancoal Australia

Within the knowledge of Yancoal Australia, and other than as disclosed in this Explanatory Booklet, the financial position has not materially changed since 31 December 2011, being the date of the last audited balance sheet of Yancoal Australia.

7.7	Current directors of Yancoal Australia

As at the date of this Explanatory Booklet, the directors of Yancoal Australia are:

•	Xin Wang (Chairman)

•	Weimin Li (Vice Chairman)

•	Cunliang Lai (Executive Director)

•	Murray Bailey (Managing Director)

•	Yuxiang Wu (Director)

•	Vincent O’Rourke (Independent Non-Executive Director)

Profiles of Yancoal Australia directors that will be directors of the parent company of the Merged Group if the Scheme is implemented, are set out in Section 8.3.

7.8	Interests in Gloucester and dealings in Gloucester securities by Yancoal Australia’s directors

As at the date of this Explanatory Booklet, Yancoal Australia does not have a relevant interest in any Gloucester Shares, nor any voting power in Gloucester, and:

•

Neither Yancoal Australia nor any of its associates has provided, or agreed to provide, or has received or agreed to receive, consideration for a Gloucester Share under a sale, purchase or agreement for sale or purchase of Gloucester Shares in the four months before the date of this Explanatory Booklet; and

•

From four months before the date of this Explanatory Booklet, neither Yancoal Australia nor any of its associates gave, offered to give or agreed to give a benefit to another person which was likely to induce the other person, or an associate of the other person, to vote in favour of the Scheme or dispose of Gloucester Shares, which was not offered to all Gloucester Shareholders. [1]

7.9	Prior dealings of Yancoal Australia Ordinary Shares

As at the date of this Explanatory Booklet2:

•	all of the issued shares in Yancoal Australia are held by Yanzhou Coal; and

•	there have been no sales of any Yancoal Australia Ordinary Shares in the three months prior to the date of this Explanatory Booklet.

[1]

However, Yancoal Australia has agreed to fund amounts payable to Gloucester Option holders (some of whom may also hold Gloucester Shares) for cancellation of their Options in connection with the Scheme. Refer to Section 11.9 for details.

[2]	Apart from the issue of the Enforcement Share to Gloucester for $1.00 on 21 March 2012. The Enforcement Share is discussed in Section 12.9.

Section 8 - Profile of the Merged Group

8.1	Overview of the Merged Group

(a)	Introduction

The proposed merger of Gloucester and Yancoal Australia brings together two complementary and attractive portfolios of assets to create a leading listed coal company. The Merged Group, to be known as Yancoal Australia Limited, will be listed on ASX and is expected to be Australia’s largest listed pure-play coal producer1. It will have a diversified portfolio of metallurgical and thermal coal mines across New South Wales and Queensland, as well as a strong infrastructure position. The Merged Group will have:

•

a portfolio of seven operating mines[2], six projects under feasibility study[3] and a suite of exploration assets, expected to produce approximately 25Mtpa – 33Mtpa saleable production in calendar year 2016[4].

•	a diversified product mix of metallurgical and thermal coal;

•	JORC compliant attributable Resources of 3.5Bt and attributable Reserves of 697Mt;

•	New South Wales port infrastructure holdings, including 27.0% of NCIG, to underpin long-term growth; and

•	a proven operational management team with complementary skill sets, focussed on maximising shareholder value.

The Merged Group will own the following assets:

•

an 80% interest in the Moolarben Joint Venture, which comprises an open-cut mine and an underground development project located in the Upper Hunter Valley region of New South Wales (see Section 7.2(c));

•	a 90% interest in the Ashton Joint Venture, which comprises an underground mine and an open-cut development project located in the Hunter Valley region of New South Wales (see Section 7.2(c));

•	a 100% interest in Austar, an underground coal mine located in the Hunter Valley region of New South Wales (see Section 7.2(c));

•	a 100% interest in Yarrabee, an open-cut coal mine located in Queensland (see Section 7.20);

•	a 100% interest in the Gloucester Basin Coal Operations, which comprise the Stratford and Duralie open-cut coal mines, located in the Gloucester Basin in New South Wales (see Section 6.20);

[1]	By saleable production based on 2011 calendar year saleable production.
[2]

Gloucester Basin operations consisting of Stratford and Duralie have been counted as one mine. Donaldson, consisting of Abel underground, Tasman underground and Donaldson opencut has been counted as one mine.

[3]	These six feasibility studies include expansions of existing operating mines, refer to Figure 4: Project Development Pipeline.
[4]

Projected production figures are estimates only and are subject to the risks outlined in Section 8. Forward looking statements are not a guarantee of future performance and involve known and unknown risks, uncertainties and other factors, many of which will be outside the control of the Merged Group. The upper end of this range assumes the achievement of certain synergies regarding infrastructure optimisation (refer to Section 8.15).

•

a near 50% interest in the Middlemount Coal Joint Venture (alongside Peabody Energy Australia Pty Ltd which is the other joint venture partner), which comprises an open-cut coal mine located in the Bowen Basin in Queensland (see Section 6.20);

•

a 100% interest in the Donaldson Coal Operations, which comprises the Donaldson open cut coal mine and Abel and Tasman underground coal mines, located approximately 25 kilometres west of the Port of Newcastle in New South Wales (see Section 6.20);

•	a 100% interest in Monash, an exploration project for a potential underground mine located in New South Wales (see Section 6.20);

•	the 4% Middlemount Coal Royalty;

•	a 27.0% interest in NCIG (see Sections 6.5 and 7.4); and

•	a 5.6% interest in WICET Holdings (see Section 7.4).

For more information in relation to the assets of Gloucester and Yancoal Australia, please refer to Sections 6 and 7 respectively.

Figure 26: Map of Merged Group’s Operations

(b)	Resources and Reserves of the Merged Group

The Merged Group will have a substantial Resources and Reserves base across both New South Wales and Queensland. A table of the Merged Group’s Resources and Reserves is set out below.

Figure 27: Merged Group JORC Resources

Project (Mt)	Ownership	Measured	Indicated	Inferred	M&I&I
Moolarben	80%	376.4	598.4	208.4	1,183.2
Austar	100%	81.1	69.9	70.0	221.0
Ashton	90%	152.0	146.1	35.3	333.5
Yarrabee	100%	65.0	84.3	20.5	169.7
Gloucester Basin	100%	19.4	187	110.0	316
Middlemount	~50%	89.3	31.5	1.8	122.6
Monash	100%	29.7	70.0	477.0	576.7
Donaldson	100%	659.4	182.9	42.7	885.0
Total (100% basis)		1,472.3	1,369.6	965.7	3,807.7
Total (equity basis)		1,337.1	1,219.6	919.6	3,476.3

Figure 28: Merged Group JORC Reserves

Project (Mt)	Ownership	Proved	Probable	Total
Moolarben	80%	82.8	232.2	315.0
Austar	100%	12.7	31.5	44.2
Ashton	90%	42.7	14.6	57.2
Yarrabee	100%	38.1	19.1	57.2
Gloucester Basin	100%	11.0	72.6	83.6
Middlemount	~50%	69.0	27.0	96.0
Monash	100%	0.0	0.0	0.0
Donaldson	100%	115.9	44.8	160.7
Total (100% basis)		372.2	441.8	813.9
Total (equity basis)		319.2	381.5	697.4

Notes:

In respect of Donaldson, Gloucester Basin, Monash and Middlemount, please refer to the competent person statements in Section 0.

In respect of Moolarben, Austar, Ashton and Yarrabee, please refer to the competent person statements in Section 0.

(c)	Production profile of the Merged Group

The Merged Group will have a significant production base from seven producing assets, with significant expected growth in production from its existing portfolio. The Merged Group will be one of Australia’s largest listed pure-play coal producers1 with expected production of approximately 25Mtpa - 33Mtpa by calendar year 20162.

The Merged Group’s estimated growth in production from calendar year 2011 to calendar year 2016 is set out in the chart below.

[1]	By saleable production based on 2011 celendar year saleable production.
[2]

Projected production figures are estimates only and are subject to the risks outlined in Section 8. Forward looking statements are not a guarantee of future performance and involve known and unknown risks, uncertainties and other factors, many of which will be outside the control of the Merged Group. The upper end of this range assumes the achievement of certain synergies regarding infrastructure optimisation (refer to Section 8.15).

Figure 29: The Merged Group’s growth in production from calendar year 2011 to calendar year 2016 (equity basis)

Notes:

1. Projected production figures are estimates only and are subject to the risks outlined in Section 9. Forward looking statements are not a guarantee of future performance and involve known and unknown risks, uncertainties and other factors, many of which will be outside the control of the Merged Group. The upper end of this range assumes the achievement of certain synergies regarding infrastructure optimisation (refer to Section 8.15).

2. If the Merged Group is unable to (i) acquire from relevant third party owners the land over which projected expansion projects are intended to take place; (ii) otherwise reach commercial agreement with relevant land owners regarding the extraction of coal (including as to terms which are commercially acceptable to the Merged Group); or (iii) obtain planning permission for the expansion projects (including as to terms which are commercially acceptable to Merged Group) or if the Merged Group is otherwise adversely affected by one or more of the applicable risks described in Section 9, there is a risk that such projects will not be able to proceed in their current form. This may have a material adverse effect on the projected production figures.

As full feasibility studies have not been completed on all of the Merged Group’s assets, these figures are estimates based on the current expectations of the management of Yancoal Australia and Gloucester based on the information presently available to them (and on the assumptions relating to the production estimates for the respective mines set out in Sections 6 and 7 in Figures 11, 17, 19, 20 and 21). Capacity constraints including funding limitations and limitations to available port and rail capacity, together with risks including delays in receiving development approvals, acquiring or obtaining access to required land and adverse weather, may prevent these targets from being met. Please refer to Section 9 for a complete description of potential risk factors which may prevent these targets from being met.

The Merged Group will have a diversified production base with seven producing assets. The figures below set out the Merged Group’s saleable production by mine on an equity basis for calendar year 2011.

Figure 30: Calendar year 2011 Saleable Production contributions (equity basis)

Note: Donaldson production shown for calendar year 2011. Acquisition of Donaldson effective 14 July 2011.

(d)	Capital expenditure profile of the Merged Group

The Merged Group has a substantial capital expenditure program which will be required to support its strong production growth profile.

The Merged Group’s expected capital expenditure over the period 2012 to 2016 is set out in Figure 31 below. However, as full feasibility studies have not been completed on all of the Merged Group’s assets, the figures below are estimates based on the current expectations of the management of Yancoal Australia and Gloucester based on the information presently available to them.

Figure 31: Merged Group capital expenditure estimate ($A million - equity basis)

Note: Projected capital expenditure figures are estimates only and are subject to the risks set out in Section 9. Forward looking statements are not a guarantee of future performance and involve known and unknown risks, uncertainties and other factors, many of which will be outside the control of the Merged Group.

(e)	Infrastructure access for the Merged Group

The Merged Group has combined New South Wales port capacity of approximately 19 Mtpa in calendar year 2012 which is expected to increase to approximately 27 Mtpa in calendar year 20161. This New South Wales port capacity includes capacity in connection with the Merged Group’s 27% interest in NCIG, as well as significant PWCS capacity allocations.

Gloucester’s excess port capacity at NCIG may potentially be utilised by one or more of Yancoal Australia’s assets in order to allow acceleration of the development of those assets where port capacity may be a constraint.

The Merged Group will have port capacity in Queensland at APCT, DBCT, RG Tanna and WICET Stage 1 (capacity allocation only) to support production from Middlemount mine and Yarrabee mine. The Merged Group may also have a potential 1Mtpa of capacity (100% basis) at one of the APCT T4-T9 terminals proposed to be developed. This capacity would be secured through North Queensland Coal Terminal Pty Ltd, of which Middlemount Coal (of which Gloucester has a near 50% interest) is a shareholder, which has secured preferred respondent status. Additionally, Middlemount Coal is in advanced discussions with other port users regarding entering into arrangements to utilise part of their excess port capacity during the period 2015 to 2017.

A subsidiary of Yancoal Australia has also entered into a Commitment Deed with one of the two preferred developers of terminals at Dudgeon Point. This will secure capacity for the Merged Group of a terminal constructed by that developer – a final decision to develop has not yet been made and the development of the terminal depends on, among other things, the outcome of environmental studies and obtaining the required environmental and planning approvals.

Access to port is very important for coal mining companies on the east coast of Australia. As the below charts demonstrate, the Merged Group will have substantial port capacity via its interest in NCIG and its interest in WICET Holdings, together with negotiated access agreements with other coal terminals. To the extent not already contracted, it is anticipated that the Merged Group will be able to secure additional port capacity in the future to the extent required by future forecast production.

The Merged Group also has contracted rail capacity in place at each of its operating mines which is sufficient for its current levels of operation. To the extent not already secured, it is anticipated that the Merged Group will be able to secure additional rail capacity in the future to the extent required by future forecast production.

[1]

Figures include capacity for PWCS Terminal 4 for when it commences operations. The Merged Group's PWCS Terminal 4 capacity for 2016 is a provisional allocation only. The availability of this capacity is subject the successful completion of PWCS T4 and modelling by the HVCCC. If the completion of PWCS Terminal 4 is delayed or there is a shortfall of actual capacity against target capacity, this may have a material adverse effect on the projected port capacity.

Figure 32: New South Wales Port Capacity (Mt, Equity Basis)

Figure 33: Queensland Port Capacity (Mt, Equity Basis)

Notes:

1. Data shown for year ending to 31 December and shown on an equity basis. These estimates relate to future expectations and therefore involve known and unknown risks and uncertainties. The actual port capacity available to the Merged Group may vary on an annual basis as a result of one or more of the risks described in Section 9.31.1(b).

2. In addition, these estimates are based on current capacity at NCIG, PWCS, DBCT and APCT, and expected capacity allocations at NCIG and PWCS T4, and assume that:

•

PWCS (ex T4) and NCIG figures are based on current contractual entitlements and assume that the current PWCS and NCIG expansion projects (excluding the PWCS T4 expansion) will be completed on schedule;

•	in each of calendar years 2012 to 2016, the additional 0.1Mt of capacity that can be requested for Yarrabee through RG Tanna is able to be provided;

•	in each of calendar years 2012 and 2013, 1.0Mtpa of ad hoc capacity through Barney Point Coal Terminal is able to be secured by Yarrabee;

•	Stage 1 of WICET is constructed and operational by calendar year 2014;

•	PWCS Terminal 4 commences operation and Moolarben is allocated 3.5Mt of capacity for calendar year 2016; and

•	the ramp up of total port capacity of NCIG terminal proceeds as currently scheduled.

3. Gloucester’s and Yancoal Australia’s PWCS T4 capacity for calendar year 2015 and calendar year 2016 is a provisional allocation only. The availability of this capacity is subject to the successful completion of PWCS T4 and modelling by the HVCCC. If the completion of PWCS T4 is delayed or there is a shortfall of actual capacity against target capacity, this may have a material adverse effect on the projected port capacity.

4. Middlemount Coal (of which Gloucester has a near 50% interest) is a shareholder of North Queensland Coal Terminal Pty Ltd (NQCT) which has secured Preferred Respondent Status for the development of T4-T9 coal terminals at APCT. Through NQCT, Middlemount Coal is seeking an additional 1Mtpa of port capacity which is in addition to the port capacity depicted in the above figure.

(f)	Benefits from access to Yanzhou Coal’s LTCC technology

The Merged Group is expected to achieve improved resource recovery from a licence to use proprietary know-how relating to use of underground LTCC technology. The LTCC technology is suitable for use in thick coal seams where additional coal can be recovered by a rear face conveyor, leading to greater levels of resource recovery. Yancoal Australia currently uses the LTCC technology at the Austar coal mine and the Merged Group will benefit from the know-how relating to this technology that is the subject of the LTCC Licence Agreement. Please see Sections 7.5(d) and 13.3 for further details of these licensing arrangements.

8.2	Rationale for the Merger Proposal

(a)	Rationale for Yanzhou Coal and Yancoal Australia

Yancoal Australia has pursued a strategy of delivering value for its shareholder by:

•	building a portfolio of high quality coal assets through exploration and acquisition in known coal basins (with a focus on New South Wales and Queensland);

•	optimising performance at its existing operations and pursuing expansion strategies to take advantage of economies of scale; and

•	utilising the technical expertise within Yancoal Australia and Yanzhou Coal to drive operational efficiencies.

The Merger Proposal provides Yancoal Australia with exposure to Gloucester’s assets. These assets fit within Yancoal Australia’s strategy of acquiring quality assets to which the technical expertise of Yancoal Australia can be leveraged to drive operational efficiencies.

The Merger Proposal also provides Yanzhou Coal with an opportunity to progress towards compliance with its undertakings to the Foreign Investment Review Board as part of the acquisition of Felix Resources Limited in 2009. The Merger Proposal allows Yanzhou Coal to achieve an ASX listing of Yancoal Australia.

Under the Merger Proposal, Yanzhou Coal will be able to retain a significant interest in Yancoal Australia’s existing high quality asset base. The Merger Proposal is also expected to deliver substantial synergies to the Merged Group (see Section 8.15).

(b)	Rationale for Gloucester

The Merger Proposal is expected to deliver a number of key benefits to Gloucester Shareholders. The expected benefits are identified in Section 5.3. The Gloucester Board recommends that Gloucester Shareholders vote in favour of the Merger Proposal at the Scheme Meeting, in the absence of a Superior Proposal.

The Independent Expert has concluded that, in the absence of a Superior Proposal, the Merger Proposal is fair and reasonable and in the best interests of those Gloucester Shareholders who receive CVR Shares as part of their Scheme Consideration.

8.3	Director profiles of the Merged Group Board

Following implementation of the Scheme, Yancoal Australia will become the parent company of the Merged Group and will be listed on the ASX. The following are short profiles of each of the proposed directors of Yancoal Australia following implementation of the Scheme.

Weimin Li

Chairman (currently Vice Chairman of Yancoal Australia)

Experience and expertise

Mr Li is a Doctor of Engineering, EMBA, and is an Engineering Technique Application Researcher. Since commencing his career, Mr Li has been awarded many titles such as Shandong Provincial Youth-and-Middle-Aged Specialists for the Outstanding Contributions, First-Rank Entrepreneurs of Shandong Province, First-Class Coal Mine Manager in the Chinese Coal Industry and Top-Ten Outstanding Managers of the Chinese Coal Industry. He is highly experienced in coal business management having been appointed as the General Manager of Yanzhou Coal in July 2009, the General Manager and a director of Yankuang Group in December 2010, and Chairman of the Board of Directors of Yanzhou Coal also at that time. He is a graduate of China University of Mining and Technology and Nankai University.

Other current directorships

Mr Li currently is a director of Yankuang Group. He also holds the position of the Chairman of the Board of Directors of Yanzhou Coal; Vice Chairman of the Board of Yanmei Heze Neng Hua Co., Ltd; Chairman of the Board of Yanzhou Coal Orders Neng Hua Co., Ltd; Chairman of the Board of Yankuang Xinjiang Neng Hua Co., Ltd; Chairman of the Board of Yanzhou Coal Yuliu Nenghua Co., Ltd; Chairman of the Board of Shaanxi Future Energy Chemical Corp. Ltd and Chairman of the Board of Yancoal International (holding) Co., Ltd.

Cunliang Lai

Co-Vice Chairman (currently Executive Director of Yancoal Australia)

Experience and expertise

Mr Lai is a senior engineer holding the titles of EMBA and Doctor of Engineering. He has been awarded the title of the China National Top-Ten Coal Mine Managers, China National Coal Industry’s Top-100 Achievers award and Shandong Provincial Youth-and-Middle-Aged Specialists for the Outstanding Contributions. Mr Lai has more than 20 years of experience in coal mine management and holds the position of deputy general manager of Yanzhou Coal and is a director and the General Manager of Yancoal Australia. Mr Lai successfully completed the acquisition of the Austar Coal Mine and the establishment of an appropriate corporate governance structure for the company. Mr Lai has also successfully applied the LTCC technology in Australia and gained significant experience in Australian coal business management. He is a graduate of China University of Mining and Technology and Nankai University.

Other current directorships

Mr Lai is currently a director of Yancoal International (holding) Co., Ltd.

James MacKenzie

Co-Vice Chairman (Independent Non-Executive Director) (currently Chairman and Independent Non-Executive Director of Gloucester)

Experience and expertise

James MacKenzie has been Chairman and Independent Non-Executive Director of Gloucester since 16 June 2009.

Mr MacKenzie has extensive experience as a company director having held a number of directorships over the past 10 years. From 2000 to 2007, he led the transformation of the Victorian Government’s Personal Injury Schemes as Chairman of the TAC and Victorian WorkCover Authority. Previously, he held senior executive positions with ANZ Banking Group, Norwich Union and Standard Chartered Bank.

Mr MacKenzie is a Chartered Accountant and was a Partner in both the Melbourne and Hong Kong offices of an international accounting firm, now part of Deloitte. In 2003, he was awarded the Centenary Medal for services to public administration.

Other current directorships

Chairman, Mirvac Group Board (since 2005); Chairman, Pacific Brands Limited (since 2008) and Director, Melco Crown Entertainment Limited (since 2008).

Yuxiang Wu

Director (currently Director of Yancoal Australia)

Experience and expertise

Mr Wu is a post-graduate and a Senior Accountant. Mr Wu has extensive experience in organising accounting, financial control, capital operation, risk management and corporate compliance for Yanzhou Coal and Yancoal Australia. He is the Chief Financial Officer and a director of Yanzhou Coal, and is also very experienced in financial management and business development in the coal industry.

Other current directorships

Mr Wu is presently a director of Yanzhou Coal; director of Yanmei Heze Neng Hua Co., Ltd; director of Yanzhou Coal Shanxi Neng Hua Company Limited and director of Yancoal International (holding) Co., Ltd.

Baocai Zhang

Director

Experience and expertise

Mr Zhang, born in May 1967, a senior accountant with an EMBA degree, is a director, the deputy general manager and the board secretary of Yanzhou Coal. Mr Zhang joined Yanzhou Coal’s predecessor in 1989 and was appointed as the head of the planning and finance department of Yanzhou Coal in 2002. He was appointed as a Director and the board secretary of Yanzhou Coal in 2006 and was appointed as the deputy general manager of Yanzhou in 2011. Mr. Zhang graduated from Nankai University.

Other current directorships

Mr Zhang is presently a director of Yanzhou Coal; director of Yanzhou Coal Yulin Neng Hua Co., Ltd; director of Inner Mongolia Haosheng Coal Mining Limited and director of Yancoal International (holding) Co., Ltd.

Xinghua Ni

Director

Experience and expertise

Xinghua Ni, born in October 1956, a senior engineer, is the chief engineer of Yanzhou Coal. He joined Yanzhou Coal’s predecessor in 1975 and became the deputy chief engineer of the Yanzhou Coal’s parent company in 2000. He was appointed the chief engineer of Yanzhou Coal in 2002. He graduated from Tianjin University.

Other current directorships

Mr Ni is presently a director of Shaunxi Future Energy Chemical Corp. Ltd.

Boyun Xu

Director (currently General Manager Business Development and Co- Company Secretary of Yancoal Australia)

Experience and expertise

Boyun joined Yancoal Australia in 2005 and has current executive responsibilities as Co-Company Secretary functions and in relation to the company’s business development. Boyun served for 5 years as a member of the Board of Yancoal Australia and Deputy Managing Director. Boyun has 25 years international management and engineering experience in the industry. Prior to joining Yancoal Australia he served as Deputy Chief Engineer in Yankuang Group in China and China Business Manager in Minarco in Australia. Boyun holds an Executive Master of Business Administration degree from University of Technology Sydney, a Masters degree of Mining Engineering from University of New South Wales and a Bachelor of Mining Engineering from Shandong University of Science and Technology in China.

Other current directorships

Mr Xu is presently an alternate director of Ashton Coal Mines Limited.

William Randall

Independent Non-Executive Director (currently Non-Executive Director of Gloucester)

Experience and expertise

William Randall has been a Director of Gloucester since 16 June 2009.

Mr Randall is head of Noble’s Energy Coal & Carbon Complex division. He holds a Bachelor degree in Business major in International Marketing and Finance. He started his career at Noble in Australia, transferring to Asia in 1999 where he established Noble’s coal operations, mining and supply chain management businesses.

Following his appointment as director of Noble Energy Inc in 2001, Mr Randall continued to build the global coal and coke marketing network and asset pipeline. He was appointed global head of Coal & Coke in 2006 and became a member of the Noble Group Executive Board in 2008 and subsequently assumed the title of Head of Hard Commodities. He became an Executive Director of Noble Group Limited in February 2012.

Other current directorships

Director, Noble

Director, Gloucester

Director, Blackwood Corporation Limited

Director, East Energy Resources Limited

Vincent O’Rourke AM

Independent Director (currently Independent Director of Yancoal Australia)

Experience and expertise

Mr O’Rourke was appointed a Director of Yancoal Australia on 6th January 2010. Mr O’Rourke brings over 40 years of corporate and railway industry experience spanning operations, finance and business management. In 1990, Mr O’Rourke was appointed Queensland Commissioner for Railways and was the CEO of Queensland Rail (QR) from 1991 to 2000. As CEO of QR,

Mr O’Rourke oversaw a 10 year program of reform and modernization including corporatisation in 1995.

Other current directorships

Mr O’Rourke is presently Chairman of the Queensland Workplace Health and Safety Board, Chairman of Rail Innovation Australia Pty Ltd and a Director of Mater Health Services Brisbane Limited. He is also a non-executive director of ASX listed companies Bradken Limited and White Energy Company Limited.

Geoff Raby

Independent Director

Experience and expertise

Dr Raby was Australia’s Ambassador to the People’s Republic of China from 2007 to 2011. Prior to that, he was a Deputy Secretary in the Department of Foreign Affairs and Trade (DFAT).

Dr Raby has extensive experience in international affairs and trade, having been Australia’s Ambassador to the World Trade Organisation (1998-2001), Australia’s APEC Ambassador (2003-05), Head of DFAT’s Office of Trade Negotiations and Head of the Trade Policy Issues Division at the OECD, Paris. Between 1986 and 1991 he was Head of the Economic Section at the Australian Embassy, Beijing. He has been the Chair of DFAT’s Audit Committee and served as an ex officio member of the Boards of Austrade and EFIC (Export Finance and Insurance Corporation).

Other current directorships

Dr Raby is also a non-executive director of ASX listed companies Fortescue Metals Group, Oceana Gold and SmartTrans.

Gregory Fletcher

Independent Non-Executive Director (currently Independent Non-Executive Director of Gloucester Coal Limited)

Experience and expertise

Gregory Fletcher has been a Director of Gloucester since 30 June 2009.

Previously, Mr Fletcher was a senior partner of Deloitte for 16 years, specialising in external and internal audits and risk management. He has provided professional services to some of Australia’s largest listed corporations. Additionally, he served as a Director of Railcorp up until the Railcorp Board was wound up on 30 June 2010 in line with the NSW Transport Administration Act.

Other current directorships and committee positions

Chairman, SMEG Australia Pty Ltd; Independent Non-Executive Director, WDS Limited; Chair, Board Audit and Risk Committee, WDS Limited; Member, Board Human Resources Nominations Committee, WDS Limited; Member, Health Safety Environment Community Committee, WDS Limited; Chair, Audit and Risk Committee, Railcorp; Chair, Audit and Risk Committee, Sydney Ferries; Chair, Audit and Risk Committee, Roads & Maritime Services (formerly Roads and Traffic Authority); Chair, Audit and Risk Committee, City of Sydney Council; Member, NSW Auditor General’s Audit and Risk Committee and Member, Audit, Risk and Compliance Committee, Sydney Olympic Park Authority.

8.4	Management of the Merged Group

Details of the key proposed members of the Executive Committee of the Merged Group following implementation of the Scheme are set out below.

Cunliang Lai

Chair of the Executive Committee

Mr Lai has been appointed Chair of the Executive Committee. His biography is set out above in the preceding Section 8.3.

Murray Bailey

Chief Executive Officer

Mr Bailey was appointed Managing Director of Yancoal Australia in September 2010, having previously been in the role of Chief Operations Officer (since 2007) for New Hope Corporation, a mid-cap ASX listed company with coal mining operations in Queensland. Over his 32 year career he has held a variety of management and executive roles in the mining industry, both nationally within Australia and internationally in London, UK. Prior to his role at New Hope, he was the Executive General Manager of the Wesfarmers Curragh Mine in Queensland, responsible for one of the largest open cut coal mining enterprises in the State. He managed the A$390 million expansion of Curragh to incorporate the Curragh North deposit and was an active member of the local community. He was an inaugural Director of Blackwater International Coal Centre Ltd, a not-for-profit organisation set up in 2006 to finance, build and operate the A$9.5 million BICC to showcase the coal mining industry. Prior to his role with Wesfarmers, he was employed in executive roles with P&H MinePro Services, a US based international mining equipment manufacturer and distributor; and prior to that with Shell Coal International in London and Shell Australia in Australia.

Mr Bailey has a Bachelor’s Degree in Civil Engineering from the University of Newcastle, NSW Australia, conferred in 1980, and is a Member of the Australian Institute of Company Directors. In addition to his role as the current Managing Director of Yancoal Australia and its various subsidiary companies, he is also a Director of Newcastle Coal Infrastructure Group (NCIG), an Alternate Director of Wiggins Island Coal Export Terminal (WICET Holdings), Chairman of the Project Management sub-committee of WICET and a member of the Executive Committee of the NSW Minerals Council.

Brendan McPherson

Senior Adviser to the Merged Group (currently Managing Director and Chief Executive Officer of Gloucester)

Brendan McPherson was previously the Senior Vice President – Asset Development & Operations of Noble Resources Australia Pty Ltd. He was also Chief Executive Officer and Director of Donaldson Coal, and a Director of Newcastle Coal Infrastructure Group.

As CEO of Donaldson Coal, Mr McPherson has overseen the approval and development of three mines within the Donaldson Mining Complex. Prior to joining Donaldson Coal in 1999, Mr McPherson was the Chief Finance Officer to Multinet Gas, and Ikon Energy. He has also worked for the Gas & Fuel Corporation of Victoria, the State Bank of Victoria and the Electricity Trust of South Australia.

Mr McPherson holds a Bachelor of Economics degree from Adelaide University, and completed the Program for Management Development at the Harvard Business School in 1996.

8.5	Intentions in relation to Gloucester and the Merged Group

(a)	Introduction

The statements of intention in this Section 8.5 are based on the information concerning the Gloucester Group, its business and the general business environment which is known to Yancoal Australia at the date of this Explanatory Booklet. Final decisions will only be reached by Yancoal Australia in light of increased knowledge through full access to the Gloucester Group, its business and material information and circumstances at the relevant time. Accordingly, the statements set out in this Section are statements of current intentions only which may change as new information becomes available or circumstances change.

(b)	Corporate matters in relation to Gloucester

Except for the changes and intentions set out elsewhere in this Explanatory Booklet, it is the intention of Yancoal Australia to continue to operate the businesses of Yancoal Australia (other than the Excluded Assets as defined in Section 8.9) and Gloucester in substantially the same manner as they are currently operated.

Following implementation of the Scheme, Yancoal Australia will review the key policies and standards of Gloucester as quickly as possible and look to integrate them into the Yancoal Australia processes. Yancoal Australia will conduct a strategic review of the combined portfolio of the Yancoal Australia and Gloucester assets with a view to maximising value for shareholders in the Merged Group. This will include ensuring appropriate priorities for the operation of the sites, allocation of capital and the focus of exploration spending. Further, Yancoal Australia will review and integrate the various technical and commercial functional teams that support the exploration, operations, projects and corporate processes and initiatives.

In time, Yancoal Australia is expected to develop the assets of the merged businesses and to pursue further growth opportunities, as determined by its board.

(c)	Continuation of Gloucester and Yancoal Australia’s businesses

Subject to the review identified in paragraph (b) above, Yancoal Australia’s current intention is to continue to operate the Gloucester Basin Coal Operations, Donaldson Coal Operations and Middlemount mine, and to maintain existing development and exploration programs.

(d)	Name of the listed entity

The name of the parent company of the Merged Group will be Yancoal Australia Limited.

(e)	Dividend policy

The Merged Group proposes to adopt a dividend policy under which 25% to 40% of net profit after tax (pre-Abnormal Items) is distributed to shareholders each financial year, subject to the ongoing cash needs of the business and the legal obligations of directors to the company.

This dividend policy is subject to the requirements of the applicable law and the duties of Yancoal Australia’s directors. Yancoal Australia’s constitution reflects this dividend policy.

It is expected that Yancoal Australia will frank its dividends to the maximum extent that its franking balance allows.

(f)	Management and employees

Yancoal Australia intends to integrate Gloucester’s corporate head office functions (such as treasury, group accounting, finance, taxation, company secretarial and legal) with those of Yancoal Australia. This may lead to the closure or consolidation of offices where the services or support can be provided more efficiently.

It is expected that the existing Gloucester mine sites will continue to operate with substantially the same workforce. Overall employment levels of the Merged Group will be reviewed as part of the strategic review of the Merged Group’s portfolio of assets, as described in Section 8.5(b) above.

It is expected that the growth profile of the Merged Group will provide employees of the Merged Group with enhanced career opportunities. Employees will be able to develop their skills across more mine sites, with a greater choice of mining disciplines and technical processes.

The first choice for addressing duplication issues will be partly through natural turnover, but there may be redundancies of employees who cannot be placed elsewhere within the Merged Group. Any redundancies will be in accordance with the terms of existing employment contracts.

(g)	Other intentions

Other than as set out in this Section 8 and elsewhere in this Explanatory Booklet, it is the present intention of Yancoal Australia:

•	to continue the business of Gloucester;

•	not to make any major changes to the business of Gloucester or the deployment of its assets; and

•	to continue the employment of Gloucester’s employees.

8.6	Capital structure of the Merged Group

As described in Section 6.7(a), as at 20 April 2012 Gloucester had three substantial shareholders, the largest of which (Noble) had a relevant interest in 64.5% of the Gloucester Shares. As at that date, the top three shareholders in Gloucester had relevant interests in 77.7% (in aggregate) of the ordinary share capital of Gloucester (based on their most recent substantial holder notices).

Yancoal Australia is 100% owned by Yanzhou Coal which is listed on the Shanghai, Hong Kong and New York stock exchanges. Yanzhou Coal is in turn 52.9% owned by Yankuang Group Corporation Limited, a Chinese State Owned Entity (“SOE”).

Immediately after the Scheme is implemented, Yancoal Australia will have 994,216,659 Yancoal Australia Ordinary Shares on issue1. These Yancoal Australia Ordinary Shares will be held by Yanzhou Coal (78%) and Gloucester Shareholders as at the Scheme Record Date (22%). Aside from Yanzhou Coal, Noble will be the largest shareholder of Yancoal Australia immediately after the Scheme is implemented, and will hold approximately 13.2% of the Yancoal Australia Ordinary Shares. Further details about the ownership structure of Yancoal Australia Ordinary Shares following implementation of the Merger Proposal are set out in Section 8.8.

	As at 20 April 2012			Immediately before implementation of the Scheme			After implementation of the Scheme
	No. of shares		% ownership	No. of shares		% ownership	No. of shares	% ownership
Yanzhou Coal	—		—	—		—	775,488,994	78.0
Noble	130,791,755	(1)	64.5	130,791,955		59.8	130,791,755	13.2
Other Gloucester Shareholders	72,114,212		35.5	87,935,910	(2)(3)	40.2	87,935,910	8.8

(1)	Based on Noble’s most recent substantial shareholder notice lodged with the ASX.
(2)	Includes conversion of the 1,000 Converting Preference Shares into 1,000 ordinary shares and the issue of 15,820,698 Gloucester Shares to holders of Converting Preference Share.
(3)	Assumes all Gloucester Optionholders accept cash consideration for the cancellation of their Gloucester Options rather than exercising them.

[1]	Assuming all Gloucester Optionholders accept cash consideration for the cancellation of their Gloucester Options rather than exercising them.

In addition to Yancoal Australia Ordinary Shares, Gloucester Shareholders will also receive CVR Shares under the Scheme (unless they make an ‘All Ordinary Shares’ Election or unless they are a Foreign Scheme Shareholder or an Electing Small Shareholder). The CVR Shares are shares in the capital of Yancoal Australia, which will ultimately be Repurchased for cash or the transfer of existing Yancoal Australia Ordinary Shares from Yanzhou Coal (or another Yanzhou CVR Shareholder). The number of Yancoal Australia Ordinary Shares on issue will therefore not change as a result of the Repurchase of some or all CVR Shares. However, to the extent that a Repurchase of CVR Shares is undertaken by way of a transfer of existing Yancoal Australia Ordinary Shares, the proportionate ownership levels of holders of Yancoal Australia Ordinary Shares may change. Yancoal Australia and Yanzhou Coal will enter into the CVR Shares Agreement, that sets out Yanzhou Coal’s obligations in relation to the Repurchase of CVR Shares. Further details about the CVR Shares are contained in Section 8.13 and the Terms of Issue of the CVR Shares are set out in Appendix 8. A summary of the CVR Shares Agreement is set out in Section 13.7.

Yancoal Australia also presently has one Enforcement Share on issue, which is held by Gloucester and protects Gloucester’s interests under the Merger Proposal Deed. This share will be redeemed in or after July 2012. For further details about the Enforcement Share see Section 12.9.

There will be no options over unissued Yancoal Australia Ordinary Shares or over unissued CVR Shares in existence immediately following implementation of the Scheme.

8.7	Pro forma debt position of the Merged Group

If the Merger Proposal is approved and implemented, the Merged Group will have pro forma net debt of $3.6 billion after adjusting for the Capital Return, down from the pro forma net debt position as at 31 December 2011 of $3.86bn.

Under the terms of the Merger Proposal Deed, the Merged Group will reorganise its existing debt facilities in the following ways:

(a)	Felix Acquisition Facility and Ancillary Felix Facility

As part of its acquisition of Felix Resources in 2009, Yancoal Australia arranged US$3.04 billion in acquisition debt, comprising a US$2.9 billion term loan facility (Felix Acquisition Facility), and a US$140 million ancillary term loan facility (Ancillary Felix Facility). The lenders under these facilities are Bank of China Limited Sydney Branch with respect to both facilities and China Development Bank Corporation Hong Kong Branch and China Construction Bank Corporation Hong Kong Branch with respect to the Felix Acquisition Facility only. Both facilities are fully drawn as at the date of this Explanatory Booklet.

The existing terms of the Felix Acquisition Facility and the Ancillary Felix Facility require repayment of a total of US$1.015 billion on 16 December 2012, US$1.015 billion on 16 December 2013, and the remaining balance of US$1.01 billion on the earlier of 16 December 2014 and 10 business days before the expiry date of the letters of credit granted by Bank of China Limited Shandong Branch that support these facilities. The letters of credit each expire on 14 January 2015 and are irrevocable.

The interest rate with respect to the Felix Acquisition Facility is US$ LIBOR plus 0.75% per annum, and the facility has an annual fee of 0.10% and underwriting fees of US$1.45 million payable in each of 2012 and 2013. The interest rate with respect to the Ancillary Felix Facility is US$ LIBOR plus 0.80% per annum, and the facility has an annual fee of 0.10%.

Each facility is subject to a suite of covenants customary for a facility of this nature, including with respect to information undertakings, a negative pledge, restriction on disposals, assignment of rights, merger, demerger, amalgamation, corporate reconstruction and changes of business, and undertakings with respect to compliance with laws and authorisation. The facilities do not include financial covenants such as debt service cover ratio, gearing ratio, interest cover ratio or total leverage ratio. Each facility also contains events of default including change of control and material adverse change events of default.

Under the terms of the Merger Proposal Deed, it is a condition precedent to the Merger Proposal that Yancoal Australia confirms in writing to Gloucester by 8.00am on the Second Court Hearing Date that Yancoal Australia has obtained an extension of the repayments on these facilities that are due in 2012 (US$1.015bn) and 2013 (US$1.015bn) until at least 2017 and 2018 respectively.

Yancoal Australia has received non-binding term sheets from the relevant financiers in relation to both the Felix Acquisition Facility and the Felix Ancillary Facility. The term sheets contemplate extension of the repayment due in 2012 to 2017 (US$1.015bn), extension of the repayment due in 2013 to 2018 (US$1.015bn) and extension of the repayment due in 2014 to 2019 (US$1.01bn). The interest rate under the facilities in relation to each repayment amount is proposed to rise to US$ LIBOR plus 2.80% per annum on and from the original due date for that repayment amount (with an additional annual extension fee of 0.20%). In addition, financial undertakings (gearing ratio, interest cover ratio and minimum net worth) are proposed to be included in each of the facilities. It is likely that Yanzhou Coal will either give a corporate guarantee of these facilities or seek to extend or replace the letters of credit securing these facilities commensurately.

The extensions of these facilities (together with any changes to their key terms in connection with those extensions) have not been formally agreed as at the date of this Explanatory Booklet. Gloucester will inform Gloucester Shareholders about the extensions (and any changes to material key terms) as soon as these are agreed and notified to Gloucester, by making an announcement to the ASX (which will be available on ASX’s website, asx.com.au) and placing a copy of this announcement on Gloucester’s website at www.gloucestercoal.com.au.

Once these extensions are in place, the Merged Group will not have any material debt repayment obligations under the Felix Acquisition Facility or the Ancillary Felix Facility until the end of 2017.

(b)	Capital Return Facility

Under the terms of the Merger Proposal Deed, it is a condition precedent to the Merger Proposal that Yancoal Australia confirms in writing to Gloucester by 8.00am on the Second Court Hearing Date that Yancoal Australia has in place a new $700 million debt facility to allow Gloucester to, among other things, pay on presentation by the independent Trustee the Promissory Notes delivered by Gloucester to satisfy Gloucester’s obligations under the Capital Return (Capital Return Facility).

The key terms of this Capital Return Facility, including the maturity date, interest rate and covenants, have not been formally agreed as at the date of this Explanatory Booklet. However, Yancoal Australia has received an indicative offer from Commonwealth Bank of Australia to provide a $1 billion facility, comprising a $700 million credit facility and a $300 million contingent liability facility. The interest rate under the credit facility remains to be agreed. Credit support documents issued under the contingent liability facility are proposed to incur an issuance fee of 1.20% per annum on the amount of the credit support document. The facility is proposed to be repayable on the day falling 12 months from the commencement date of the facility. The facility is proposed to be secured by security over certain assets of Yancoal Australia. Gloucester will inform Gloucester Shareholders of Yancoal Australia’s acceptance of this facility and the agreed maturity date, interest rate and covenants, and any other key terms as soon as this occurs and is notified to Gloucester, by making an announcement to the ASX (which will be available on ASX’s website, asx.com.au) and placing a copy of this announcement on Gloucester’s website at www.gloucestercoal.com.au.

It is important to note that the pro forma net debt position for the Merged Group reflects this additional $700 million facility.

(c)	Capital Expenditure Facility

Under the terms of the Merger Proposal Deed, Yancoal Australia is required to use all reasonable endeavours to procure a $1 billion facility for the Merged Group to utilise as and when required for its business expansion after the Implementation Date (Capital Expenditure Facility).

The key terms of this Capital Expenditure Facility, including the maturity date, interest rate and covenants, have not been agreed as at the date of this Explanatory Booklet. If these are agreed and notified to Gloucester before the Scheme is Implemented, Gloucester will inform Gloucester Shareholders about these and any other key terms by making an announcement to the ASX (which will be available on ASX’s website, asx.com.au) and placing a copy of this announcement on Gloucester’s website at www.gloucestercoal.com.au.

It is important to note that the pro forma net debt position for the Merged Group does not reflect this additional $1 billion facility given there is no certainty as to when this facility will be drawn down.

It is expected that the Capital Expenditure Facility will provide substantial funding headroom for the Merged Group post Scheme Implementation.

(d)	Noble facility

On 14 July 2011, Gloucester entered into a A$400m debt facility with Noble that matures on 1 July 2015 (Noble Facility).

The interest rate payable under the Noble Facility is the BBSY plus 3.00% per annum. An undrawn commitment fee of 1.50% per annum of the undrawn facility is payable monthly in arrears.

The Noble Facility includes a suite of standard covenants for a facility of this nature, including with respect to information undertakings, a negative pledge and a restriction on the disposal of assets.

The Noble Facility includes financial covenants that are to be tested each 30 June and 31 December during the term of the Noble Facility. The financial covenants tested are a gearing ratio, interest cover ratio and tangible net worth ratio.

The Noble Facility also contains events of default including cessation of business, material adverse change and the removal of Gloucester from the official list of the ASX. Noble has waived any event of default that may arise if and when the Merger Proposal is implemented and Gloucester is delisted from ASX.

(e)	Multicurrency contingent liability and revolving loan facility

Certain subsidiaries of Yancoal Australia have entered into a A$300 million multicurrency contingent liability and revolving cash advance facility with Commonwealth Bank of Australia and Westpac Banking Corporation. The contingent liability facility has a facility limit of $250 million and is for the issue of credit support documents (such as bank guarantees or letters of credit) in support of obligations of the corporate group. The revolving cash advance facility has a facility limit of $50 million. As at the date of this Explanatory Booklet, approximately $140 million of credit support had been utilised under the contingent liability facility and the credit advance facility remained wholly undrawn.

An issuance fee applicable to each credit support document issued under the facility is 1.20% per annum of the amount of the credit support document. As the cash advance facility is undrawn, no interest is currently payable under it and Yancoal Australia is not intending to make use of the cash advance facility in the short term. The facility is secured by all assets fixed and floating charges granted by certain subsidiaries of Yancoal Australia.

As maturity of this facility is on 2 July 2012, Yancoal Australia intends that it be replaced by the proposed $1 billion Commonwealth Bank of Australia facility discussed in Section 8.7(b) above.

The facility contains typical covenants for a facility of this nature including financial covenants, information undertakings, restrictions on granting security, disposals, financial indebtedness, giving financial accommodation, declaring dividends and granting guarantees, and maintenance of guarantor coverage covenants. The facility also contains events of default including change of control and material adverse change events of default.

In addition to the facilities outlined above, the Merged Group will also have access to $62 million in undrawn facilities of Gloucester, as well as a pro forma cash balance of $248 million (as at 31 December 2011).

(f)	Interest rate sensitivity analysis

As discussed in Section 5.4, the Merged Group will have pro forma net debt of as at 31 December 2011 of $3.86 billion, comprising $4.10 billion in interest bearing liabilities and $248 million in cash.

Further, as discussed above in this Section 8.7, Yancoal Australia is in the course of negotiating extension of the existing maturities of repayments under the Felix Acquisition Facility and the Ancillary Felix Facility and procuring an additional Capital Return Facility of $700 million.

As indicated above and in note 1 in Section 8.14(h), as part of the extension process referred to above, the interest rates on the Felix Acquisition Facility and the Ancillary Felix Facility will be renegotiated. The current Felix Acquisition Facility is at a rate of US$ LIBOR + 0.75% per annum, or an indicative interest expense of 1.22% per annum as at 30 March 2012 and the current Ancillary Felix Facility is at a rate of US$ LIBOR + 0.80% per annum, or an indicative interest expense of 1.27% per annum as at 30 March 2012.

As outlined above, Yancoal Australia has received non-binding term sheets from the relevant financiers in relation to both the Felix Acquisition Facility and the Felix Ancillary Facility. The proposed extensions contemplate repayments due in 2017 (US$1.015bn), 2018 (US$1.015bn) and 2019 (US$1.01bn).

However, the non-binding term sheets in relation to the Felix Acquisition Facility and the Ancillary Felix Facility contemplate that the interest rate applicable to these facilities will be US$ LIBOR plus 2.80% per annum (with an additional annual extension fee of 0.20%), which will be higher than the current rate of US$ LIBOR + 0.75% per annum. The non-binding terms sheets also contemplate that this higher interest rate will apply to periods beyond the original maturity dates (that is, after 16 December 2012 in the case of the US$1,015 million to be extended to at least 2017, after 16 December 2013 in the case of the US$1,015 million to be extended to at least 2018 and after 16 December 2014 in the case of the US$1,01 million to be extended to at least 2019).

For illustrative purposes, on a debt face value of $4.10 billion (being the Merged Group’s total pro forma debt), the impact of a 25 basis points (0.25%) increase in the interest rate payable would equate to an increase of $10.26 million per annum (on a pre-tax basis). The relationship between the Merged Group’s interest expense and the interest rate payable by the Merged Group is linear; for example, an increase in the Merged Group’s interest rate payable of 50 basis points (0.5%) would result in an increase in the Merged Group’s interest expense of $20.52 million (on a pre-tax basis).

It is important to note that the above analysis is for illustrative purposes only, and does not represent any expectation on the part of the board or management of Gloucester, Yancoal Australia or the Merged Group of future interest rates payable by the Merged Group.

8.8	Ownership of the Merged Group

If the Merger Proposal proceeds, the following will be the ownership structure in relation to Yancoal Australia Ordinary Shares immediately following implementation of the Scheme:

Figure 34: Pro forma ownership of Merged Group

The free-float of Yancoal Australia Ordinary Shares of approximately 9% immediately following implementation of the Scheme is expected to increase over time, including as a result of Yanzhou Coal reducing its ownership interest in Yancoal Australia in line with the conditions imposed by the Commonwealth Treasurer in its approval of the Merger Proposal. This reduction might be effected through means including a sale of Yancoal Australia Ordinary Shares, dilution as a result of an equity issue by Yancoal Australia in which Yanzhou Coal does not fully participate or the delivery by Yanzhou Coal of Yancoal Australia Ordinary Shares pursuant to a Repurchase of CVR Shares.

The Commonwealth Treasurer has approved the Merger Proposal on conditions including that Yanzhou Coal reduce its interest in Yancoal Australia Ordinary Shares to less than 70% and its economic ownership of the underlying assets of Felix Resources (as at the time of the acquisition of Felix Resources in 2009) to less than 50%, in each case by 31 December 2013. In addition, after 31 December 2012, Yanzhou Coal must cast the votes attaching to any shares in Yancoal Australia that it holds above this 70% threshold consistently with the votes cast by minority Yancoal Australia Shareholders on any member resolution in respect of which Yanzhou Coal is entitled to vote. Further details of the Commonwealth Treasurer’s conditional approval of the Merger Proposal are set out in Section 14.15.

As the diagram in this Section 8.8 illustrates, immediately following the implementation of the Merger Proposal, Yanzhou Coal will own 78% of the Yancoal Australia Shares and will thereby control Yancoal Australia. Yanzhou Coal is a joint stock limited company incorporated under the laws of the People’s Republic of China, and is majority owned and controlled by Yankuang Group Company Limited (Yankuang). Yankuang is a Chinese state-owned enterprise. As a result, the Merged Group will be a ‘foreign person’ for the purposes of the Foreign Acquisitions and Takeovers Act 1975 (Cth) and a ‘related person’ of a ‘foreign government’ for the purposes of Australia’s Foreign Investment Policy. Please refer to Section 14.16 for a discussion of the restrictions and other implications of this under:

•	the Foreign Acquisitions and Takeovers Act 1975 (Cth) and Australia’s Foreign Investment Policy; and

•	certain laws, policies and other measures of the People’s Republic of China relating to the supervision and management of State-owned assets and outbound investment

Please also refer to Section 8.12 which identifies certain provisions of Yancoal Australia’s constitution that specify matters requiring the approval of Yancoal Australia Shareholders under the laws and regulations of the People’s Republic of China.

8.9	Excluded Assets and arrangements between Yancoal Australia and Yanzhou Coal

Certain assets of Yancoal Australia will be excluded and therefore will not form part of the asset portfolio of the Merged Group.

Before the Effective Date, Yancoal Australia will transfer these Excluded Assets to Yanzhou Coal or one or more of its related bodies corporate that is not a member of the Yancoal Australia Group. The transfer of these Excluded Assets will be effected in accordance with the Restructure Agreement. Further details of the Restructure Agreement are set out in Section 13.2.

(a)	Right of first refusal

Yanzhou Coal has granted a right of first refusal (ROFR) over certain of the Excluded Assets in favour of Yancoal Australia. Under the ROFR, the Merged Group will have a right to acquire each of those Excluded Assets if it is proposed to be sold by Yanzhou Coal in the future.

The Excluded Assets that are subject to the ROFR (the ROFR Assets) are:

•	all of the issued shares in Tonford Pty Limited and as a result a 100% interest in the Harrybrandt Project tenements near Nebo in Queensland’s Bowen Basin;

•	all of the issued shares in Athena Coal Pty Limited and as a result a 51% interest in the Athena Coal Project joint venture in Queensland;

•	100% interest in certain Wilpeena tenements held by Yarrabee Coal Company Pty Limited ACN 010 849 402 in Queensland (Wilpeena);

•

all of the issued shares in each of Syntech Holdings Pty Limited and Syntech Holdings II Pty Limited and as a result a 100% interest in the Cameby Downs open-cut mine located approximately 30 kilometres from the town of Chinchilla in the Surat Basin, Queensland (Syntech); and

•	all of the issued shares in Premier Coal Limited ACN 008 672 599 and Premier Char Pty Limited ACN 009 379 597 and thereby, among other things, a 100% interest in the Premier coal mine.

Under the terms of the ROFR, before Yanzhou Coal (or a related body corporate that is not a member of the Yancoal Australia Group) sells a ROFR Asset, Yanzhou Coal will procure that Yancoal Australia is first offered that ROFR Asset for a specified cash price. Yancoal Australia will have the right to conduct due diligence on that ROFR Asset and will be entitled to purchase that ROFR Asset at any time up to 60 Business Days from the date of the offer. If Yancoal Australia does not accept the offer, the ROFR Asset may be sold to a third party within six months of the offer on terms no less favourable (taken as a whole) than those in the offer to Yancoal Australia under the ROFR.

(b)	Restructure Agreement

If as at 30 June 2014, Yanzhou Coal has not reduced its interest in Premier Coal and Syntech to less than 70%, Yanzhou Coal and Yancoal Australia (under the direction of a committee of its independent directors) must negotiate in good faith and use their best endeavours to agree, before 30 September 2014, the price and further terms to apply to a sale back to the Yancoal Australia Group of Premier Coal and Syntech (with any such sale to occur only if Yanzhou Coal has not otherwise reduced its interest in Premier Coal and Syntech to less than 70% by 27 December 2014). Failing agreement on price, price will be determined by an independent expert. Any sale back will be subject to all applicable regulatory approvals and the approval of shareholders of the Merged Group. Any sale back that is to occur must be completed by no later than 31 December 2014. The ROFR will apply to any disposal by Yanzhou Coal of an interest in Premier Coal and Syntech, such that Yancoal Australia will have a right of first refusal under the ROFR with respect to any disposal by Yanzhou Coal of an interest in Premier Coal or Syntech before 31 December 2014.

Further details of the Restructure Agreement are set out in Section 13.2.

(c)	Other Excluded Assets

The shares in the following two companies are also Excluded Assets, but are not ROFR Assets (that is, they are not subject to the ROFR described above):

•	Yancoal Technology Development Pty Limited (which holds certain proprietary know how relating to the LTCC technology); and

•	UCC Energy Pty Limited (which holds patented clean coal technology).

These companies are holding vehicles in relation to intellectual property, rather than Australian mining or development assets.

Under the LTCC Licence Agreement, Yancoal Australia has access to patents, services and certain know-how relating to the LTCC technology through Yanzhou Coal and Yancoal Technology Development Pty Limited. Under the LTCC Licence Agreement, this intellectual property will be provided without charge for the mines operated by the Merged Group on implementation of the Scheme. Further details of the LTCC Licence Agreement are set out in Section 13.3.

(d)	Management, transitional services and separation arrangements

Under the Management and Transitional Services Agreement, Yancoal Australia will provide specified services to Yanzhou Coal (and certain of its subsidiaries holding the Excluded Assets).

The services may be terminated by Yancoal Australia on 12 months notice (such notice not to be provided earlier than 31 December 2016) or by Yanzhou Coal (or the relevant recipient) on 30 days notice. On termination of a ‘management’ service, certain transitional service provisions which provide for the orderly handover of service provision from Yancoal Australia to another provider are triggered.

Further details of the Management and Transitional Services Agreement are set out in Section 13.5.

Under the Separation Agreement, Yancoal Australia has agreed (among other things) to provide information to Yanzhou Coal (subject to confidentiality and other protections) for certain purposes, including allowing it to comply with its own regulatory and listing obligations. Further details of the Separation Agreement are set out in Section 13.4.

8.10	Corporate governance of the Merged Group

It is intended that the Merged Group will adopt an approach to corporate governance based on Australian law requirements. The main policies and practices adopted by Yancoal Australia, which will apply to the Merged Group from implementation of the Share Scheme, are summarised below.

(a)	Responsibilities of the Board

The responsibilities of the Yancoal Australia Board and those responsibilities delegated by the Board to Board Committees and management are set out in the Board Charter.

The Yancoal Australia Board will be responsible for the overall corporate governance of the Merged Group, including adopting appropriate policies and procedures and seeking to ensure that Yancoal Australia directors, management and employees fulfil their functions effectively, responsibly and in accordance with Australian regulatory requirements.

The Yancoal Australia Board has created a framework for managing Yancoal Australia, including adopting relevant internal controls and risk management procedures which it believes are appropriate for Yancoal Australia’s businesses. These policies and procedures in relation to corporate governance will apply to the Merged Group and the Yancoal Australia Board will continually review and monitor their appropriateness.

Copies of the Board Charter and the Constitution will be available on Yancoal Australia’s website.

(b)	Delegation to management

The Board will delegate responsibility for the day to day management of Yancoal Australia’s affairs, and implementation of the strategy and policy initiatives set by the Board, to the CEO, the Chair of the Executive Committee (CEC) and other senior executives. The Executive Committee is a management committee comprising the CEC, the CEO and a number of other senior executives.

(c)	Delegation to Board committees

The Yancoal Australia Board may from time to time establish appropriate committees to assist in the discharge of its responsibilities. The Yancoal Australia Board has established the following standing Board committees:

•	Audit and Risk Management Committee;

•	Health, Safety and Environment Committee;

•	Nomination and Remuneration Committee; and

•	Strategy Committee.

These Board committees review matters on behalf of the Board and, as determined by the relevant Charter:

•	refer matters to the Board for a decision, with a recommendation from the committee; or

•	determine matters (where the committee acts with delegated authority), which the committee then reports to the Board.

Other committees may be established by the Yancoal Australia Board as and when required.

Membership of the Yancoal Australia standing Board committees will be based on the needs of Yancoal Australia and the Merged Group, relevant regulatory requirements, and the skills and experience of individual Yancoal Australia directors. The Charter of each standing Board committee will be available on Yancoal Australia’s website.

Audit and Risk Management Committee

Under its charter, this committee will have at least three members, a majority of whom will be independent and all of whom will be non-executive directors. The Chairperson of the Audit and Risk Management Committee will be an independent non-executive director who is not the chairperson of the Yancoal Australia Board.

The primary role of this committee is to assist the Board in overseeing financial reporting, internal control structure, risk management systems and the internal and external audit functions.

Nomination and Remuneration Committee

Under its charter, this committee will have at least three members, all of whom will be non-executive directors.

The primary role of this committee is to assist the Board in overseeing:

•	remuneration and performance of non-executive directors;

•	remuneration and performance of members of Yancoal Australia’s Executive Committee;

•	remuneration disclosures by Yancoal Australia;

•	Board composition and succession; and

•	succession planning for Yancoal Australia’s Executive Committee.

Health, Safety and Environment Committee

The primary role of this committee will be to assist the Yancoal Australia Board in overseeing the Merged Group’s health, safety and environmental responsibilities.

Strategy Committee

The primary role of this committee will be to assist the Yancoal Australia Board in its oversight and review of the Merged Group’s strategic initiatives.

(d)	Auditor

ShineWing Hall Chadwick has been appointed as the auditor for the Merged Group.

(e)	Corporate governance policies

Yancoal Australia is in the process of adopting a number of corporate governance policies which will apply to the Merged Group.

Conduct and ethics

The Yancoal Australia Board’s policy is that Merged Group companies, directors and employees must observe both the letter and spirit of the law, and adhere to high standards of business conduct. In addition, Yancoal Australia will adopt a Code of Conduct and other guidelines and policies which set out legal and ethical standards for Directors and employees, including in relation to conflicts of interests and related party transactions.

The Code of Conduct and these other guidelines and policies will guide the Directors, the CEO, senior management, and employees generally as to the practices necessary to maintain confidence in the Merged Group’s integrity and as to the responsibility and accountability of individuals for reporting, and investigating reports of, unethical practices. The Code of Conduct and these other guidelines and policies will also guide compliance with legal and other obligations to stakeholders.

A copy of Yancoal Australia’s Code of Conduct will be available on the Yancoal Australia website.

Dealings in Yancoal Securities

By law, and under Yancoal Australia’s policy for dealing in securities, dealing in Yancoal Australia securities will be subject to the overriding prohibition on trading while in possession of inside information.

In addition, Yancoal Australia’s policy for dealing in securities will prohibit dealing in Yancoal Australia securities by directors, senior executives and other employees during specified blackout periods each year. General employees will be permitted to deal in Yancoal Australia securities outside these blackout periods, however additional approval requirements will apply to Directors and senior executives.

The policy will preclude executives from entering into any hedge or derivative transactions relating to options or share rights granted to them as long term incentives, regardless of whether or not the options or share rights have vested.

Breaches of the policy will be treated seriously and may lead to disciplinary action, including dismissal.

A copy of Yancoal Australia’s policy for dealing in securities will be available on Yancoal Australia’s website.

Disclosure

Yancoal Australia appreciates the importance of timely and adequate disclosure to the market, and is committed to, once listed on the ASX, making timely and balanced disclosure of all material matters and to effective communication with its shareholders and investors so as to give them ready access to balanced and understandable information. Yancoal Australia will also work together with Yanzhou Coal to ensure that Yanzhou Coal can comply with its filing obligations in relation to Yancoal Australia information, and vice versa, Yanzhou Coal will seek to ensure that Yancoal Australia can comply with its filing obligations in relation to Yanzhou Coal information.

Yancoal Australia complies with all relevant disclosure laws and, once listed, will comply with ASX Listing Rule requirements. It will have in place mechanisms designed to ensure compliance with those requirements, including the Disclosure Policy which will be adopted by the Yancoal Australia Board. These mechanisms will also ensure accountability at a senior executive level for that compliance.

A copy of Yancoal Australia’s Disclosure Policy will be available on the Yancoal Australia website.

Diversity

Yancoal Australia recognises that people are its most important asset and is committed to the maintenance and promotion of workplace diversity. The Yancoal Australia Board will adopt a Board Diversity Policy to actively facilitate a more diverse and representative management and leadership structure. With the assistance of the Nomination and Remuneration Committee, the Board will establish measurable objectives relating to gender at all senior management and leadership levels and periodically assess these objectives and the Merged Group’s progress towards meeting these objectives. Yancoal Australia will disclose these objectives, and progress towards these objectives in its Annual Report each year.

8.11	ASX listing of Yancoal Australia

Yancoal Australia has made a conditional application to be admitted to the official list of ASX and for all of the Yancoal Shares currently on issue (excluding the Enforcement Share issued to Gloucester on 21 March 2012), as well as the new Yancoal Shares and the new CVR Shares to be issued under the Scheme, to be officially quoted on the financial market conducted by ASX.

Yancoal Australia has no reason to believe that the Yancoal Australia Ordinary Shares and the CVR Shares will not be admitted to quotation by ASX, subject only to the approval of the Scheme by the Court, the implementation of the Scheme as approved by the Court and usual and customary conditions of ASX of a procedural or administrative nature.

8.12	Rights attaching to Yancoal Australia Ordinary Shares

The rights and liabilities attaching to ownership of Yancoal Australia Ordinary Shares arise from a combination of the constitution of Yancoal Australia, statute, ASX Listing Rules and general law.

A summary of the significant rights attaching to the Yancoal Australia Ordinary Shares and a description of other material provisions of the Yancoal Australia constitution is set out below. This summary is not exhaustive- nor does it constitute a definitive statement of the rights and liabilities of shareholders in Yancoal Australia. The summary assumes that Yancoal Australia is admitted to the official list of ASX. A copy of the Yancoal Australia constitution will be available on the Yancoal Australia website.

•

Voting at a general meeting: At a general meeting of Yancoal Australia, every Yancoal Australia Shareholder present in person or by proxy, representative or attorney has one vote on a show of hands and, on a poll, one vote for each Yancoal Australia Ordinary Share held. The constitution contains provisions to facilitate Yanzhou Coal giving of a proxy which will enable the votes attaching to any Yancoal Australia Ordinary Shares that it holds over 70% to be cast consistently with the votes cast by minority Yancoal Australia Shareholders, as referred to in Section 8.8.

•

Meetings of members: Each Yancoal Australia shareholder is entitled to receive notice of, attend and vote at general meetings of Yancoal Australia and to receive all notices, accounts and other documents required to be sent to Yancoal Australia shareholders under the constitution, Corporations Act and ASX Listing Rules.

•

Dividends: Subject in each case to applicable laws, the ongoing cash needs of the business and the directors’ duties under law and to any shareholder approval required under the constitution (described below in this Section 8.12), the directors must pay dividends of no less than 40% of Yancoal Australia’s net profit after tax (pre-Abnormal Items) each financial year, unless the directors decide to pay dividends of no less than 25% in order to prudently manage the company’s financial position.

•

Transfer of shares: Subject to the constitution, Yancoal Australia Ordinary Shares may be transferred by a proper transfer effected in accordance with ASX Settlement Operating Rules, by a written instrument of transfer which complies with the constitution or by any other method permitted by the Corporations Act, ASX Listing Rules or ASX Settlement Operating Rules. The Board may refuse to register a transfer of Yancoal Australia Ordinary Shares where permitted to do so under the Corporations Act, ASX Listing Rules or ASX Settlement Operating Rules. The Board must refuse to register a transfer of Shares when required by the Corporations Act, ASX Listing Rules or ASX Settlement Operating Rules.

•

Issue of further shares: Subject to the Corporations Act, ASX Listing Rules and ASX Settlement Operating Rules and any rights and restrictions attached to a class of shares, Yancoal Australia may issue, or grant options in respect of, further Yancoal Australia Ordinary Shares and other classes of shares in Yancoal Australia on such terms and conditions as the Yancoal Australia Board resolves.

•

Winding up: If Yancoal Australia is wound up, then subject to any rights or restrictions attached to a class of shares, any surplus must be divided amongst Yancoal Australia’s members in proportion to the number of shares held by them. The amount unpaid on shares held by a member is to be deducted from the amount that would otherwise be distributed to that member.

•

Unmarketable parcels: Subject to the Corporations Act, ASX Listing Rules and ASX Settlement Operating Rules, Yancoal Australia may sell the shares of a member of Yancoal Australia who holds less than a marketable parcel of shares.

•

Share buy-backs: Subject to the Corporations Act, ASX Listing Rules and ASX Settlement Operating Rules and to any shareholder approval required under the constitution (described below in this Section 8.12), Yancoal Australia may buy back shares in itself on terms and at times determined by the Yancoal Australia Board.

•

Proportional takeover provisions: The constitution contains provisions for member approval to be required in relation to any proportional takeover bid for Yancoal Australia. These provisions will cease to apply unless renewed by special resolution of the members by the third anniversary of the date of the Constitution’s adoption.

•

Variation of class rights: At present, Yancoal Australia’s only classes of shares on issue are Yancoal Australia Ordinary Shares and the Enforcement Share. It is proposed that CVR Shares be issued pursuant to the Merger Proposal. Subject to the Corporations Act and the terms of issue of a class of shares, the rights attaching to any class of shares may be varied or cancelled:

•	with the consent in writing of the holders of three quarters of the issued shares included in that class; or

•	by a special resolution passed at a separate meeting of the holders of those shares.

In either case, the holders of not less than 10% of the votes in the class of shares, the rights of which have been varied or cancelled, may apply to a court of competent jurisdiction to exercise its discretion to set aside such a variation or cancellation.

•

Dividend reinvestment plan: The constitution authorises the Yancoal Australia Board, on any terms and at its discretion, to establish a dividend reinvestment plan (under which any member may elect that the dividends payable by Yancoal Australia be reinvested by a subscription for securities).

•

Directors - appointment and removal: Under the constitution, the minimum number of directors that may comprise the Yancoal Australia Board is four and the maximum is fixed by the directors but may not be more than eleven unless varied by a resolution of members. Directors are elected at annual general meetings of Yancoal Australia. Retirement will occur on a rotational basis so that no director (excluding any Managing Director) holds office without re-election beyond the third annual general meeting following the meeting at which the director was last elected or re-elected. The appointment of directors requires shareholder approval in accordance with the constitution. However, the directors may appoint a director to fill a casual vacancy on the Board where the number of directors falls below the minimum number provided for in the constitution and in order to comply with any applicable laws, regulations or the Listing Rules (including the Listing Rules in relation to the composition of the Board and any Board committees). Directors may be removed by ordinary resolution of the Company or by written notice to Yancoal Australia from shareholder(s) holding a majority of shares conferring the right to vote.

•

Directors – voting: Questions arising at a meeting of the Yancoal Australia Board will be decided by a majority of votes of the directors present at the meeting and entitled to vote on the matter. In the case of an equality of votes on a resolution, the chairperson of the meeting has a casting vote.

•

Directors – remuneration: The constitution provides that non-executive directors are entitled to such remuneration as approved by Shareholders as required under the constitution (described below in this Section 8.12) but which must not exceed in aggregate the maximum amount determined by members in a general meeting. Non-executive director remuneration is described in detail in Section 14.8.

•

Indemnities: Yancoal Australia, to the extent permitted by law, indemnifies each director against any liability incurred by that person as an officer of Yancoal Australia or its related bodies corporate. Yancoal Australia, to the extent permitted by law, may pay, or agree to pay, a premium for a contract insuring a director against any liability incurred by that person as an officer of Yancoal Australia or its related bodies corporate and legal costs incurred by that person in defending an action for a liability of that person.

Yancoal Australia, to the extent permitted by law, may enter into an agreement or deed with a director or a person who is, or has been, an officer of Yancoal Australia or its related bodies corporate, under which Yancoal Australia must do all of the following:

•	keep books of Yancoal Australia and allow either or both that person and that person’s advisers access to those books on the terms agreed;

•

indemnify that person against any liability incurred by that person as an officer of Yancoal Australia or its related bodies corporate and legal costs incurred by that person in defending an action for a liability of that person;

•	make a payment (whether by way of advance, loan or otherwise) to that person in respect of legal costs incurred by that person in defending an action for a liability of that person; and

•

keep that person insured in respect of any act or omission by that person while a director or an officer of Yancoal Australia or its related bodies corporate, on the terms agreed (including as to payment of all or part of the premium for the contract for insurance).

•

Amendment: The constitution can only be amended by special resolution passed by at least three-quarters of members present (in person or by proxy) and entitled to vote on the resolution at a general meeting of Yancoal Australia. Yancoal Australia must give at least 28 days written notice of a general meeting of Yancoal Australia.

•

Shareholder approval: Subject to all applicable laws, regulations and the Listing Rules, member approval is required under the constitution for a number of matters (either by way of a resolution of the company or by notice from member(s) holding a majority of shares). This is necessary to ensure compliance with the laws and regulations of the Peoples Republic of China. The matters which require member approval include the following:

•	the appointment, removal and remuneration of directors (subject to directors appointing other directors in the circumstances outlined above);

•	reductions in the company’s issued capital;

•	the annual financial statements of the company;

•	the payment of dividends, and any decision by the directors of the company to rescind the payment of a divided prior to payment;

•	loss recovery plans;

•	the terms of any employee incentive schemes;

•	the withdrawing of any forfeiture of shares taken by the company over unpaid or partly paid shares;

•	the appointment and removal of the auditor and the auditor’s remuneration for the annual audit;

•	the creation or cancellation (unless required by applicable laws, regulations or accounting standards) of any reserve from the revaluation of assets;

•	investments or disposals of assets by Yancoal with a value above specified thresholds;

•	issuing debentures and any borrowing or other means of financing by the company above specified thresholds;

•	entering into mortgages over company assets or providing guarantees above specified thresholds.

•

Financial matters: Yancoal Australia must comply with its obligations under the Separation Agreement in relation to access to financial and other information and sharing of the Enterprise Resource Planning platform, subject to the confidentiality obligations set out in that agreement.

8.13	Rights attaching to CVR Shares

Gloucester Shareholders who participate in the Scheme and who do not make an ‘All Ordinary Shares’ Election will receive CVR Shares as part of their Scheme Consideration (assuming they are not Foreign Scheme Shareholders or Electing Small Shareholders). CVR Shares may provide downside protection against a fall in the share price of Yancoal Australia Ordinary Shares for up to 18 months following implementation of the Scheme, An explanation of the rights attaching to CVR Shares, including hypothetical examples of how CVR Shares operate, is set out in Section 3. The Terms of Issue of the CVR Shares are set out in Appendix 8.

8.14	Financial profile of the Merged Group

Set out in this Section is the Unaudited Pro Forma Financial Information for the Merged Group comprising:

•

an Unaudited Pro Forma Balance Sheet for the Merged Group (Merged Group Pro Forma Balance Sheet) which has been prepared based on the reviewed and restated balance sheet of Gloucester as at 31 December 2011 and the audited balance sheet of Yancoal Australia as at 31 December 2011 together with a number of pro forma adjustments; and

•

an Unaudited Pro Forma Income Statement for the Merged Group (Merged Group Pro Forma Income Statement) which has been prepared based on the income statement of Gloucester for the year ended 31 December 2011 (derived from the audited income statement of Gloucester for the year ended 30 June 2011 and the reviewed income statements of Gloucester for the half-years ended 31 December 2010 and 31 December 2011) and the audited income statement of Yancoal Australia for the year ended 31 December 2011 together with a number of pro forma adjustments, (together the Merged Group Pro Forma Financial Information).

The Merged Group Pro Forma Financial Information is presented in an abbreviated form and does not contain all the disclosures provided in an annual report prepared in accordance with the Australian Corporations Act. Historically Gloucester has prepared its income statement on a by function basis and Yancoal Australia has prepared its income statement on a by nature basis. For the purposes of comparability the income statements in this section have been prepared at a summary level. It is expected that the income statement of the Merged Group will be reported on a by nature basis.

The compilation of the Merged Group Pro Forma Financial Information has been reviewed by ShineWing Hall Chadwick whose Investigating Accountant’s Report is contained in Appendix 2 to this Explanatory Booklet. Gloucester Shareholders should note the scope and limitations of the Investigating Accountant’s Report.

(a)	Basis of preparation

The basis on which the Merged Group Pro Forma Financial Information has been compiled is set out below:

•

the Merged Group Pro Forma Financial Information has been prepared by the management of Yancoal Australia, in accordance with the recognition and measurement principles of IFRS, for illustrative purposes only to show the effect of the acquisition of Gloucester by Yancoal Australia pursuant to the Scheme;

•	the Merged Group Pro Forma Balance Sheet has been prepared on the assumption that the Scheme was implemented on 31 December 2011; and

•

the Merged Group Pro Forma Financial Information has been prepared using the historical financial information of Gloucester and Yancoal Australia, adjusted for certain items as detailed in Sections 8.14(f) and 8.14(g) below.

Gloucester has historically prepared financial statements for years ended 30 June. For the purposes of this Explanatory Booklet, financial information has been prepared for the year ended 31 December 2011.

Following a review by Gloucester and Yancoal Australia of the accounting policies disclosed in the financial statements of Gloucester for the year ended 30 June 2011 and those used in the preparation of the Yancoal Australia financial information for the year ended 31 December 2011 and preliminary due diligence, the accounting policies are not considered to be materially different. Therefore, at this time, no adjustments have been made in the Merged Group Pro Forma Financial Information to reflect the alignment of accounting policies; other than those pro forma reclassifications xi, xii and xiii.

(b)	Merged Group Pro Forma Balance Sheet

Figure 35: Merged Group Pro Forma Balance Sheet as at 31 December 2011

Merged Group Pro Forma Balance Sheet as at 31 December 2011

A$’m	Gloucester Pro forma Reviewed (A)	Yancoal Australia Pro forma Reviewed (B)	Pro forma adjustments (C)	Note	Merged Group Pro forma Reviewed (D)
Current assets
Cash and cash equivalents	30.9	282.8	(66.0)	iii	247.7
Restricted cash	—	60.4			60.4
Trade and other receivables	59.1	202.1	—		261.2
Waste in advance	83.1	—	33.8	xii	116.9
Inventories	52.3	117.2	—		169.5
Derivative financial instruments	2.2	16.4	—		18.6
Royalty receivable	15.9		—		15.9
Other assets	—	57.7	(33.8)	xii	23.9
Promissory note	—	648.0	(648.0)	ix	—

Total current assets	243.5	1,384.6	(714.0)		914.1

Non-current assets
Restricted cash	0.7	—	—		0.7
Trade and other receivables	—	77.8	—		77.8
Equity accounted investments	—	3.0	—		3.0
Other financial assets	—	25.0	—		25.0
Property, plant and equipment	1,692.7	973.9	(1,027.0)	xi	1,639.6
Mining tenements	—	2,250.2	2.041.1	iii, vi, vii, viii, xi	4,291.3
Deferred tax assets	13.9	15.9	—		29.8
Intangible assets	57.4	99.6	—		157.0
Exploration and evaluation assets	217.9	527.2	—		745.1
Royalty receivable	177.1	—	—		177.1
Investments	19.3	—	—		19.3

Total non-current assets	2.179.0	3,972.6	1,014.1		7,165.7

Total assets	2.422.5	5,357.2	300.1		8,079.8

Current liabilities
Trade and other payables	74.9	159.0	9.2	xiii	243.1
Customer contracts	55.6	—	—		55.6
Interest bearing liabilities	111.3	999.4	(406.6)	iv, x	704.1
Promissory note	592.8	—	(592.8)	iv	—
Derivative financial instruments	—	6.6	—		6.6
Provisions - take or pay	21.2		—		21.2
Provisions - other	1.7	0.9	—		2.6
Income tax liability	0.2	9.3	—		9.5
Employee benefits	9.2	—	(9.2)	xiii	—

Total current liabilities	866.9	1,175.2	(999.4)		1,042.7

Non-current liabilities
Trade and other payables	14.8	1.3	0.8	xiii	16.9
Customer contracts	77.5	—	—		77.5
Interest bearing liabilities	406.5	1,993.9	999.4	x	3,399.8
Deferred consideration	—	—	—		—
Contingent consideration	—	—	90.5	viii	90.5
Deferred tax liabilities	257.4	401.4	272.4	vi	931.2
Provisions - take or pay	98.6		—		98.6
Provisions - other	15.7	22.9	—		38.6
Employee benefits	0.8	—	(0.8)	xiii	—

Total non-current liabilities	871.3	2,419.5	1,362.3		4,653.1

Total liabilities	1.738.2	3,594.7	362.9		5,695.8

Net assets	684.3	1,762.5	(62.8)		2,384.0

Contributed equity	715.4	973.0	(43.4)	v, vii, ix	1,645.0
Reserves	10.4	6.3	(10.4)	v	6.3
Retained earnings / (accumulated losses)	(41.5)	783.2	(9.0)	iii, v	732.7

Total equity	684.3	1,762.5	(62.8)		2,384.0

Notes:

The Merged Group Pro Forma Balance Sheet (column D) has been compiled by combining:

•	the pro forma balance sheet of Gloucester as at 31 December 2011 (column A), see Section 8.14(f);

•	the pro forma balance sheet of Yancoal Australia as at 31 December 2011 (column B), see Section 8.14(g); and

•	the pro forma adjustments applicable to the Merged Group (column C), see Section 8.14(c).

(c)	Pro forma assumptions and adjustments for the Merged Group Pro Forma Balance Sheet

The Merged Group Pro Forma Balance Sheet assumes the completion of a business combination whereby 218.7 million of Gloucester Shares are acquired for an estimated total consideration of $1,320.0 million (based on management’s current expectations), comprising 218.7 million Yancoal Australia Ordinary Shares and 87.9 million CVR Shares. Whilst the Merged Group Pro Forma Balance Sheet discloses an excess of current liabilities over current assets of $128.6 million this is due to the fact that the Merged Group Pro Forma Balance Sheet also assumes that $700.0 million of funding is in place and used for the payment of $96.2 million for the Gloucester Special Dividend, $11.0 million for the cancellation of Gloucester Options and $592.8 million for Promissory Notes delivered in discharging Gloucester’s obligations under the Capital Reduction. As the terms of this facility are not yet known the $700.0 million has been classified as an interest bearing liability within current liabilities. The terms are proposed to be arranged prior to the Second Court Hearing Date and it is expected that some or all of the facility will be due for repayment after 12 months and be classified as a non-current liability.

Based on high level due diligence conducted to date, Yancoal Australia has formed a preliminary assessment of the fair value of all identifiable assets and liabilities to be acquired and the impact of applying purchase accounting. A detailed assessment of fair value will be performed after the Implementation Date and it is likely that values will be assigned to other identifiable assets and liabilities, including Goodwill.

The tax bases of Gloucester’s assets and liabilities assumed as part of the implementation of the Scheme do not reflect fair value. A preliminary deferred tax liability has been recognised by applying a rate of 30% to the difference between the purchase consideration and the book value of Gloucester’s pro forma net assets. A detailed deferred tax calculation will be performed after the Implementation Date. Any change in the preliminary deferred tax liability will be offset by an equal change in Mining Tenements.

The Merged Group Pro Forma Balance Sheet reflects the following adjustments as if the acquisition of Gloucester by Yancoal Australia had occurred on 31 December 2011:

i.	The pro forma adjustments to the reviewed balance sheet of Gloucester as at 31 December 2011 (see Section 8.14(f)).

ii.	The pro forma adjustments to the audited balance sheet of Yancoal Australia as at 31 December 2011 (see Section 8.14(g)).

iii.	A decrease in cash of $66.0 million to reflect the current estimate of costs associated with the Merger Proposal. Transactions costs of $50.5m will be expensed and have been allocated to retained earnings. The remaining $15.5 million has been allocated to Mining Tenements and relates to capitalised stamp duty. The stamp duty calculation assumes that Yancoal Australia acquires the Gloucester Shares while they are listed on the ASX.

iv.	A decrease in the current liability Promissory Notes and an increase in interest bearing liabilities of $592.8 million to reflect the payment to the Trustee in relation to the Promissory Notes delivered to the Trustee in discharge of Gloucester’s obligations under the Capital Reduction (payable 6 months after the Implementation Date).

v.	Elimination of Gloucester’s pre-acquisition issued capital of $715.4 million, accumulated losses of $41.5 million and reserves of $10.4 million.

vi.	An increase of $272.4 million to the preliminary deferred tax liability to reflect the difference between the purchase consideration and the book value of Gloucester’s pro forma net assets.

vii.	An increase in Contributed Equity of $1,320.0 million to record the assumed value of Yancoal Australia Ordinary Shares issued in respect of the assumed share consideration under the offer.

viii.	An increase in Contingent Consideration of $90.5 million to record the assumed value of the CVR Shares issued in respect of the assumed share consideration under the offer. For the purposes of this adjustment the CVR Shares have been provisionally valued using an option pricing model, any actual future value of the contingent consideration will change as Yancoal Australia’s share price changes. The CVR Shares can be Repurchased by cash or transfer of existing equity, see Appendix 8 for the CVR Shares Terms of Issue. Regardless of the Repurchase method Yanzhou Coal will fund the Repurchase, so that the Repurchase is economically neutral to Yancoal Australia.

ix.	A decrease in current asset Promissory Note and decrease in Contributed Equity of $648.0 million to reflect the settlement, via a capital reduction, of the amount receivable from Yanzhou Coal in respect of the Excluded Assets.

x.	A decrease in current interest bearing liabilities and an increase in non-current interest bearing liabilities of $999.4 million reflecting the expected amendment of Yancoal Australia’s debt facilities which forms part of the conditions precedent for the Scheme (refer Section 11.5).

xi.	Reclassification of $1,027 million of assets classified in Property, Plant & Equipment in Gloucester to Mining Tenements in the Merged Group balance sheet for consistent presentation.

xii.	Reclassification of $33.8 million of other assets to waste in advance in the Merged Group balance sheet for consistent presentation.

xiii.	Reclassification of $9.2 million and $0.8 million of current and non-current employee benefit liabilities to current and non-current trade and other payables respectively in the Merged Group balance sheet for consistent presentation.

(d)	Merged Group Pro Forma Income Statement

Figure 36: Merged Group Pro Forma Income Statement for the year ended 31 December 2011

Merged Group Pro Forma Income Statement for the year ended 31 December 2011

A$’m	Gloucester Pro forma Reviewed (A)	Yancoal Australia Pro forma Reviewed (B)	Proforma Adjustments (C)	Merged Group Pro forma Reviewed (D)
Revenue	396.0	1.461.7	—	1.857.7

Earnings before interest, tax. depreciation and amortisation	84.8	602.0		686,8
Depreciation and amortisation expense	(37.1)	(127.1)	—	(164.2)

Earnings before interest and tax	47.7	474.9	—	522,6
Finance costs	(13.1)	(55.3)	*	*

Profit / (loss) before income tax	34.6	419.6	*	*
Income tax	(7.7)	(131.3)	*	*

Net profit / (loss) after tax	26.9	288.3	*	*

Notes

The Merged Group Pro Forma Income Statement (column D above) has been compiled by combining:

•	the pro forma income statement of Gloucester for the year ended 31 December 2011 (column A), see Section 8.14(f);

•	the pro forma income statement of Yancoal Australia for the year ended 31 December 2011 (column B), see Section 8.14(g); and

•	the pro forma adjustments applicable to the Merged Group (column C), see Section 8.14(e).

(e)	Pro forma assumptions and adjustments for the Merged Group Pro Forma Income Statement

The Merged Group Pro Forma Income Statement reflects the following adjustments as if the acquisition of Gloucester by Yancoal Australia had occurred on 1 January 2011:

•	The pro forma adjustments to the reviewed income statement of Gloucester for the year ended 31 December 2011 - see Section 8.14(f) below for further details.

•	The pro forma adjustments to the audited income statement of Yancoal Australia for the year ended 31 December 2011 - see Section 8.14(g) below for further details.

•

Yancoal Australia and Gloucester have given careful consideration as to whether a reasonable basis exists to produce reliable and meaningful pro forma adjustments for Finance Costs and Income Tax. Yancoal Australia and Gloucester have concluded that, as at the date of this Explanatory Booklet, a reasonable basis does not exist that would be sufficiently meaningful and reliable as required by applicable law, policy and market practice.

The Merged Group Pro Forma Income Statement has not been adjusted to reflect any pre-acquisition revenue and earnings of Gloucester’s acquisition of Donaldson and Monash (as detailed in Section 8.14(f)) and Yancoal Australia’s acquisition of an additional 30% of Ashton (as detailed in Section 8.14(g) ).

(f)	Gloucester pro forma assumptions and adjustments

The Gloucester pro forma historical balance sheet has been prepared based on the reviewed and restated balance sheet of Gloucester as at 31 December 2011 together with a number of pro forma adjustments. The Gloucester pro forma historical income statement has been prepared based on the income statement of Gloucester for the year ended 31 December 2011 (derived from the audited income statement of Gloucester for the year ended 30 June 2011 and the reviewed income statements of Gloucester for the half-years ended 31 December 2010 and 31 December 2011) together with pro forma adjustments. The tables below show the reviewed Gloucester historical financial information and the pro forma adjustments applied. Each adjustment is described in detail in the notes.

Figure 37: Gloucester Reviewed Pro Forma Balance Sheet as at 31 December 2011

A$’m	Gloucester Reviewed	Accounting Adjustment (Note 1)	Gloucester Restated	Special Dividend (Note 2)	Gloucester Option Amount (Note 3)	Capital Reduction (Note 4)	Pro forma adjustments	Gloucester Pro forma Reviewed
Current assets
Cash and cash equivalents	30.9	—	30.9	—	—	—	—	30.9
Trade and other receivables	59.1	—	59.1	—	—	—	—	59.1
Waste in advance	83.1	—	83.1	—	—	—	—	83.1
Inventories	52.3	—	52.3	—	—	—	—	52.3
Derivative financial instruments	2.2	—	2.2	—	—	—	—	2.2
Royalty receivable	15.9	—	15.9	—	—	—	—	15.9

Total current assets	243.5	—	243.5	—	—	—	—	243.5

Non-current assets
Restricted cash	0.7	—	0.7	—	—	—	—	0.7
Property, plant and equipment	1,692.7	—	1,692.7	—	—	—	—	1,692.7
Deferred tax assets	13.9	—	13.9	—	—	—	—	13.9
Intangible assets	57.4	—	57.4	—	—	—	—	57.4
Exploration and evaluation assets	217.9	—	217.9	—	—	—	—	217.9
Royalty receivable	177.1	—	177.1	—	—	—	—	177.1
Investments	19.3	—	19.3	—	—	—	—	19.3

Total non-current assets	2,179.0	—	2,179.0	—	—	—	—	2,179.0

Total assets	2,422.5	—	2,422.5	—	—	—	—	2,422.5

Current liabilities
Trade and other payables	74.9	—	74.9	—	—	—	—	74.9
Customer contracts	55.6	—	55.6	—	—	—	—	55.6
Interest bearing liabilities	4.1	—	4.1	96.2	11.0	—	107.2	111.3
Promissory note	—	—	—	—	—	592.8	592.8	592.8
Provisions - take or pay	21.2	—	21.2	—	—	—	—	21.2
Provisions - other	1.7	—	1.7	—	—	—	—	1.7
Income tax liability	0.2	—	0.2	—	—	—	—	0.2
Employee benefits	9.2	—	9.2	—	—	—	—	9.2

Total current liabilities	166.9	—	166.9	96.2	11.0	592.8	700.0	866.9
Non-current liabilities
Trade and other payables	14.8	—	14.8	—	—	—	—	14.8
Customer contracts	77.5	—	77.5	—	—	—	—	77.5
Interest bearing liabilities	406.5	—	406.5	—	—	—	—	406.5
Deferred consideration	89.0	(89.0)	—	—	—	—	—	—
Deferred tax liabilities	257.4	—	257.4	—	—	—	—	257.4
Provisions - take or pay	98.6	—	98.6	—	—	—	—	98.6
Provisions - other	15.7	—	15.7	—	—	—	—	15.7
Employee benefits	0.8	—	0.8	—	—	—	—	0.8

Total non-current liabilities	960.3	(89.0)	871.3	—	—	—	—	871.3

Total liabilities	1,127.2	(89.0)	1,038.2	96.2	11.0	592.8	700.0	1,738.2

Net assets	1,295.3	89.0	1,384.3	(96.2)	(11.0)	(592.8)	(700.0)	684.3

Contributed equity	1,219.2	89.0	1,308.2	—	—	(592.8)	(592.8)	715.4
Reserves	10.4	—	10.4	—	—	—	—	10.4
Retained earnings / (accumulated losses)	65.7	—	65.7	(96.2)	(11.0)	—	(107.2)	(41.5)

Total equity	1,295.3	89.0	1,384.3	(96.2)	(11.0)	(592.8)	(700.0)	684.3

Notes

1.	Correction to the accounting for Monash deferred consideration:

This amount was accounted for as a liability in the Gloucester 31 December 2011 Half Yearly Report as “deferred consideration” in respect of an asset acquisition pursuant to AASB 132: Financial Instruments, Presentation. Gloucester, in conjunction with its auditors, has now determined that this payment should more appropriately be accounted for in equity as a share based payment pursuant to AASB 2: Share based payments with no subsequent re-measure of the original amount recognised at the time the obligation is settled by way of the share issuance. This adjustment reflects the impact of the revised accounting treatment.

2.	This adjustment reflects the payment of the Special Dividend of $0.44 per Gloucester Share which will be funded out of borrowings from Yancoal Australia, under the terms of the Merger Proposal Deed.
3.	This adjustment reflects the payment of the Gloucester Option Amount which will be funded out of borrowings from Yancoal Australia, under the terms of the Merger Proposal Deed.
4.	This adjustment reflects the issue of Promissory Notes to the Trustee in respect of the Capital Reduction Amount, being an amount equal to $700 million less the sum of the Gloucester Special Dividend and Gloucester Option Amount, equivalent to $2.71 per Gloucester Share. The amount shown above has not been discounted to reflect the time value of money between issue of the Promissory Notes and expected settlement 6 months after the Implementation Date.

Figure 38: Gloucester Reviewed Pro Forma Income Statement for the year ended 31 December 2011

Gloucester Coal Ltd Unaudited Pro-Forma Income Statement for the year ended 31 December 2011

A$’m	Gloucester Reviewed	Transaction costs (Note 1)	Gloucester Pro forma Reviewed
Revenue	396.0		396.0

Earnings before interest, tax, depreciation and amortisation	38.5	46.3	84. 8
Depreciation and amortisation expense	(37.1)		(37.1)

Earnings before interest and tax	1.4	46.3	47.7
Finance costs	(13.1)		(13.1)

Profit /(loss) before income tax	(11.7)	46.3	34.6
Income tax	6.2	(13.9)	(7.7)

Net profit /(loss) after tax	(5.5)	32.4	26.9

Notes

1.	The adjustment reflects the removal of one-off transaction costs incurred in relation to mergers and acquisitions.

2.	On 14 July 2011, Gloucester acquired Donaldson and Monash. The above income statement includes revenue of $101.9 million and a loss before interest and tax of $6.5 million incurred since 14 July 2011 in relation to these acquisitions.

(g)	Yancoal Australia pro forma assumptions and adjustments

The Yancoal Australia pro forma historical financial information has been prepared based on the audited financial information of Yancoal Australia at 31 December 2011 together with a number of pro forma adjustments. The tables below show the audited Yancoal Australia historical financial information and the pro forma adjustments applied. Each adjustment is described in detail in the notes.

Figure 39: Yancoal Australia Reviewed Pro Forma Balance Sheet as at 31 December 2011

Yancoal Australia Reviewed Pro Forma Balance Sheet as at 31 December 2011

A$’m	Yancoal Australia Audited	Transfer of excluded assets (Note 1)	Yancoal Australia Pro forma Reviewed (Note 2)
Current assets
Cash and cash equivalents	291.0	(8.2)	282.8
Restricted cash	60.4	—	60.4
Trade and other receivables	254.5	(52.4)	202.1
Inventories	137.3	(20.1)	117.2
Derivative financial instruments	16.4	—	16.4
Other assets	65.0	(7.3)	57.7
Promissory note	—	648.0	648.0

Total current assets	824.6	560.0	1,384.6

Non-current assets
Trade and other receivables	77.8	—	77.8
Equity accounted investments	3.0	—	3.0
Other financial assets	25.0	—	25.0
Property, plant and equipment	1,400.5	(426.6)	973.9
Mining tenements	2,325.0	(74.8)	2,250.2
Deferred tax assets	59.4	(43.5)	15.9
Intangible assets	132.5	(32.9)	99.6
Exploration and evaluation assets	661.7	(134.5)	527.2

Total non-current assets	4,684.9	(712.3)	3,972.6

Total assets	5,509.5	(152.3)	5,357.2

Current liabilities
Trade and other payables	206.5	(47.5)	159.0
Interest bearing liabilities	999.4	—	999.4
Derivative financial instruments	6.6	—	6.6
Provisions - other	0.9	—	0.9
Income tax liability	9.3	—	9.3

Total current liabilities	1,222.7	(47.5)	1,175.2

Non-current liabilities
Trade and other payables	1.3	—	1.3
Interest bearing liabilities	1,993.9	—	1,993.9
Deferred tax liabilities	471.0	(69.6)	401.4
Provisions - other	58.1	(35.2)	22.9

Total non-current liabilities	2,524.3	(104.8)	2,419.5
Total liabilities	3,747.0	(152.3)	3,594.7

Net assets	1,762.5	—	1,762.5

Contributed equity	973.0	—	973.0
Reserves	6.3	—	6.3
Retained earnings	783.2	—	783.2

Total equity	1,762.5	—	1,762.5

Notes:

1.	This adjustment reflects a decrease in assets and liabilities resulting from the transfer of the Excluded Assets at book value to Yanzhou Coal, or one or more of its related bodies corporate, together with the impact of the extinguishment of all intercompany balances owing to the Merged Group and the recognition of a Promissory Note of equal value.
2.	The Yancoal Australia pro forma balance sheet does not include any tax liability which may arise on the transfer of Excluded Assets as no reliable estimate can be made as at the date of this Explanatory Booklet. Under the terms of the Merger Proposal Deed, Yanzhou Coal will ensure that Yancoal Australia is in the same economic position as if the transfer of Excluded Assets had not given rise to any tax liability.

Figure 40: Yancoal Australia Reviewed Pro Forma Income Statement for the year ended 31 December 2011

Yancoal Australia Reviewed Pro Forma Income Statement for the year ended 31 December 2011

A$’m	Yancoal Australia Audited	Transfer of excluded assets (1)	Yancoal Australia Pro forma Reviewed
Revenue	1,523.7	(62.0)	1,461.7

Earnings before interest, tax, depreciation and amortisation	619.8	(17.8)	602.0
Depreciation and amortisation expense	(131.2)	4.1	(127.1)

Earnings before interest and tax	488.6	(13.7)	474.9
Finance costs	(55.4)	0.1	(55.3)

Profit before income tax	433.2	(13.6)	419.6
Income tax	(131.7)	0.4	(131.3)

Net profit after tax	301.5	(13.2)	288.3

Notes:

1.	An adjustment to reflect the Excluded Assets as though they had been transfered on 1 January 2011.
2.	On 13 May 2011, Yancoal Australia increased its holding in the Ashton Mine Project by 30% (to 90%). The above income statement includes revenue of $38.6 million and EBIT of $0.8 million earned from this additional investment since 13 May 2011.

(h)	Financing

The Merged Group will have pro forma net debt of $3,856.3 million as at 31 December 2011. The table below provides details of the Merged Group’s pro forma debt facilities at 31 December 2011.

Figure 41: Merged Group net debt position at 31 December 2011 (A$m)

	Facility Size	Balance	Interest Rate
Yancoal Australia existing debt
- Bank of China Loan (Note 1)	2,855.5	2,855.5	Libor + 0.75%
- Bank of China Loan (Note 1)	137.8	137.8	Libor + 0.80%

Gloucester existing debt
- ANZ Chattel Mortgage	n/a	23.1	5.68%
- Noble Debt Facility	400.0	338.0	7.48%
- Middlemount shareholders loan	n/a	43.7	8.39%
- Various lease facilities	n/a	5.9	12.24%

Merged Group new debt (Note 2)	700.0	700.0	n/a
Pro Forma Merged Group Debt	4,093.3	4,104.0
Pro Forma Merged Group Cash		247.7
Pro Forma Merged Group Net Debt		3,856.3

Notes:

1.	These are US$ denominated facilities with an aggregate commitment of US$ 3,040 million which was fully drawn at 31 December 2011 and equates to $2,993.3 million translated at the year end exchange rate. Prior to the Second Court Hearing Date, Yancoal Australia must confirm that the terms of repayment have been amended so that:

•	US$ 1,015 million repayable on 16 December 2012 will be due for repayment no earlier than 16 December 2017; and

•	US$ 1,015 million repayable on 16 December 2013 will be due for repayment no earlier than 16 December 2018.

As part of the amendment process the interest rate will be renegotiated, it is likely that the new interest rate will increase to a rate higher than the current rates of US$LIBOR + 0.75% and US$LIBOR + 0.80% (as appropriate). The US$ 1,010 million is repayble on 16 December 2014 may also be extended.

2.	Prior to the Second Court Hearing Date, Yancoal Australia will procure $700 million of funding to enable Gloucester to pay the Special Dividend, the Gloucester Option Amount and Promissory Notes for an amount in aggregate equal to the Capital Reduction Amount delivered to the Trustee in discharge Gloucester’s obligations under the Capital Return. The interest rate on this facility is not yet known.

8.15	Potential synergies

The Directors and the directors of Yancoal Australia believe a number of synergy benefits arise as a result of the creation of the Merged Group. These benefits are expected to arise largely due to enhanced scale, removal of duplicate systems and functions, and corporate benefits.

The most readily quantifiable of the benefits relate to logistics and supply chain efficiencies, opportunities to accelerate projects due to readily available port capacity, reduction in corporate overheads and operational costs, tax benefits and coal blending.

The Directors and the directors of Yancoal Australia estimate that the net present value of the quantifiable synergies that may be able to be achieved by the Merged Group is in the range of $220 to $380 million.

The Directors and the directors of Yancoal Australia consider there is potential for additional synergy benefits and have identified a number of areas as having substantial benefits to the Merged Group that have not been able to be quantified in this Explanatory Booklet. The Independent Expert has also considered these potential additional synergy benefits in assessing the value of the Merged Group; see page 11 of the Independent Expert’s Report in Appendix 1. These areas of further synergy potential include:

•	marketing benefits arising from the Merged Group being a larger and more diversified producer with a broader suite of coal products and customers;

•	opportunities from equipment and knowledge sharing;

•	improved buying power on capital equipment, including mobile fleet and fixed plant, and full range of consumables and support services;

•	maintenance efficiencies;

•	enhanced negotiating position with infrastructure providers;

•	greater flexibility in managing supply to customers;

•

potential to reduce duplicate holdings of mining consumables and other inventories currently held in respective warehouses of Gloucester and Yancoal Australia by establishing a centralised inventory management and warehousing model;

•

benefits from lower borrowing costs than are available to Gloucester on a stand-alone basis due to the increased size and diversity of the Merged Group’s operations and the potential for access to Yanzhou Coal’s banking relationships;

•	an enhanced ability to attract and retain employees across the full spectrum of the Merged Group’s human resource requirements; and

•	leveraging off scale to create functional excellence to further drive improved project delivery, operational, cost and safety performance.

The synergy estimates included in this Section have been prepared by Gloucester and Yancoal Australia management teams based primarily on the stand-alone operations of Gloucester and Yancoal Australia (as disclosed in Sections 6 and 7 of this Explanatory Booklet), adjusted for scale benefits, optimisation opportunities and cost savings benefits that may in the future arise across the combined portfolio. The synergies also reflect expected savings in future corporate costs, as well as potential future tax benefits.

The net present value estimate of the future annual synergies has been calculated assuming a nominal WACC of 11%, and is based on market consensus assumptions in relation to coal prices and exchange rates.

Estimates of future annual synergies vary materially from year to year depending on, among other things, production timing and production/sales volumes of individual mines, timing of infrastructure developments and assumed coal prices. For these reasons, the Directors and the directors of Yancoal Australia believe it is appropriate to express the synergy estimates as an indicative net present value.

The net present value of the synergies expected to be achieved are statements of future matters which involve risks and uncertainties. Accordingly, no assurance can be given that the actual value of the synergies achieved will not materially differ from those expected.

The quantifiable synergies, as assessed by the Directors and the directors of Yancoal Australia have been aggregated into three key areas as outlined below:

Synergies		Indicative NPV impact ($)
Infrastructure optimisation

The Merged Group is expected to realise substantial synergies from optimisation of its infrastructure position and logistics efficiencies through opportunities created from a larger and more diverse portfolio of assets.

Gloucester currently has (through its wholly-owned subsidiaries) unutilised port capacity at NCIG and is currently incurring take-or-pay charges on this capacity. The Merged Group is expected to realise substantial benefits over the next five to ten years from utilising this capacity to meet capacity shortfalls and realising opportunities to accelerate project development.

Additional benefits are expected from reduction in peak railings due to access to a greater number of load points and a larger stockpile capacity and savings from combining the two companies’ logistics operations.

100m-205m

Coal blending	The Merged Group is expected to have a larger and broader suite of both thermal and metallurgical coal products available and is thus expected to have opportunities to generate ongoing coal blending synergies. Benefits are expected to be realised primarily through the Merged Group having greater access to coal with complementary qualities for blending[1].	10m-30m

[1]	Realisation of blending synergies may vary depending on, among other things, prevailing coal prices and availability of port capacity and stockpile space to undertake the blending of coal.

Corporate saving, tax and procurement savings

The Merger Proposal is expected to generate ongoing corporate cost savings relating to the elimination of duplicated corporate costs across the Gloucester and Yancoal Australia businesses, including some senior management costs, head office rent, project management resources and general office and administration costs.

As part of the transaction, the tax base of certain assets of Gloucester will be reset, broadly, by reference to the value paid by Yancoal Australia to acquire Gloucester. This resetting of the tax base is expected to enable the Merged Group to claim additional tax depreciation each year against its assessable income.

Ongoing cost savings are expected to be generated from the utilisation of the Merged Group’s stronger bargaining position and larger buying power and the re-pricing of contracts in line with the optimal contracted rates currently evident within the Merged Group. With Gloucester’s current purchasing decisions to be performed within the larger Merged Group, benefits are expected to be derived from the renegotiation of a number of key consumable contracts.

110m-145m

The expected synergies (both those that are quantifiable and described in the table above and those that are unquantifiable and described elsewhere in this Section 8.15) are matters of future expectation. Therefore, the realisation of all, some or any of these synergies (and the quantum of their actual impact) is subject to a number of known and unknown risks and uncertainties. The actual synergies realised and their quantum is likely to be determined by, among other things, the success of the management of the Merged Group in integrating the businesses of Yancoal Australia and Gloucester, the strength of that management team and potentially, the impact of one or more of the risks described in Section 9. No guarantee can be given that the businesses of Yancoal Australia and Gloucester will be able to be integrated successfully or over the expected time period or at the cost estimated. The risk exists that any integration may take longer than expected, cost more than estimated or deliver less or different efficiencies and benefits than expected – further details of the potential integration risk faced by the Merged Group are set out in Section 9.5(a).

8.16	No earnings or profit forecasts

Yancoal Australia and Gloucester have given careful consideration as to whether a reasonable basis exists to produce reliable and meaningful information on expected future earnings or profit of the Merged Group. Yancoal Australia and Gloucester have concluded that, as at the date of this Explanatory Booklet, a reasonable basis does not exist for providing earnings or profit forecasts that would be sufficiently meaningful and reliable as required by applicable law, policy and market practice.

The financial performance of the Merged Group in any period will be influenced by various factors that are outside the control of the directors of Yancoal Australia and that cannot, at this time, be predicted with a high level of confidence. The financial performance of the Merged Group may be materially affected by the risk factors identified in Section 9, including world coal prices, grades of coal recovered, exchange rates, recovery rates, weather conditions and political stability. In particular, as noted in Section 9.3.2(b), over the period February 2011 to April 2012, demand for semi hard coking coal has declined considerably. Demand for other metallurgical coals, including semi soft coking coal, also declined towards the end of 2011. Global seaborne metallurgical coal prices, particularly for lower quality metallurgical coals, are currently expected to remain weak for the balance of this financial year (in the absence of any supply disruptions due to natural disasters and/or industrial action related events). The subdued demand has adversely affected market prices and the prices achieved by Gloucester and Yancoal Australia. In the absence of offsetting factors, this would adversely impact the Merged Group’s earnings for the calendar year ending 31 December 2012 relative to the prior period and would continue to adversely impact the Merged Group’s earnings for as long as these depressed market conditions continue.

8.17	Agreements or arrangements with Yancoal Australia directors in connection with proposal

Other than as stated elsewhere in this Explanatory Booklet, no agreements or arrangements have been entered into with the proposed directors of Yancoal Australia following implementation of the Scheme in connection with the Merger Proposal.

8.18	Payments or other benefits to Yancoal Australia directors, secretaries or executive officers

Other than as stated elsewhere in this Explanatory Booklet, including in Section 14.8, no amount has been paid or agreed to be paid and no benefit has been given or agreed to be given to the proposed directors of Yancoal Australia following implementation of the Scheme to induce them to become or qualify as a director.

Other than as stated elsewhere in this Explanatory Booklet, no proposed director, secretary or executive officer of Yancoal Australia following implementation of the Scheme holds or has held at any time in the two years before the lodgment of this document an interest in:

•	the formation or promotion of Yancoal Australia; or

•	the implementation of the Merger Proposal; or

•	property acquired or proposed to be acquired by Yancoal Australia in connection with the implementation of the Merger Proposal.

8.19	Yancoal Securities held by proposed Yancoal Australia directors

No proposed director of Yancoal Australia following implementation of the Scheme has any interest in Yancoal Securities.

8.20	Risks related to the Merged Group and an investment in Yancoal Securities

Risk factors relating to the Merged Group and an investment in Yancoal Securities (including risks relating to the integration of Gloucester and Yancoal Australia) are discussed in Section 9.

Section 9 - Risk Factors

9.1	Introduction

If the Merger Proposal proceeds, there will be a change in the risk profile to which Gloucester Shareholders are exposed.

Gloucester Shareholders are currently exposed to various risks as a result of their investment in Gloucester. If the Merger Proposal proceeds, Gloucester will merge its business with that of Yancoal Australia1 and eligible Gloucester Shareholders will receive Yancoal Securities. As a consequence, those Gloucester Shareholders will be exposed to risks relating to Yancoal Australia, and to certain additional risks relating to the Merged Group and the integration of Gloucester, Yancoal Australia and their respective corporate groups. These include risks relating to the operation of a broader suite of assets than Gloucester currently operates. In a number of cases, those risks are different from, additional to or greater than, those faced by Gloucester Shareholders currently. As set out in Section 5.3, the greater diversification of assets that would arise from the Merger Proposal is one of the expected advantages of that proposal. Nevertheless, this change in risk profile may be perceived as a disadvantage by some Gloucester Shareholders.

This Section 9 discusses the risk factors relating to Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group. These risks include:

•	risks relating to the existing Gloucester and Yancoal Australia businesses that affect them both (and that will affect the Merged Group if the Merger Proposal proceeds);

•	risks relating only to the existing Gloucester business (and that will affect the Merged Group if the Merger Proposal proceeds);

•	risks if the Merger Proposal proceeds;

•	risks relating to holding Yancoal Securities; and

•	risks if the Merger Proposal does not proceed.

Gloucester Shareholders are encouraged to read this Section in its entirety.

9.2	Qualifications and limitations

The risks identified in this Section 9 are not exhaustive, and no assurances or guarantees of future performance of, profitability of, or payment of dividends by, Gloucester, Yancoal Australia or the Merged Group are given.

This Explanatory Booklet does not take into account the investment objectives, financial situation, particular needs or risk profiles of individual Gloucester Shareholders. It is important that Gloucester Shareholders carefully read this Explanatory Booklet in its entirety, consider their personal circumstances (including financial and taxation issues and their own risk profiles) and seek independent professional advice before deciding whether to vote in favour of the Scheme.

[1]

References in this Section to the risks arising from a merger of Gloucester and Yancoal Australia and to the risks relating to Yancoal Australia's business should be read on the assumption and taking into account that the Excluded Assets will not form part of the Merged Group.

9.3	Risk factors relating to the businesses of Gloucester and Yancoal Australia, and which will therefore relate to the businesses of the Merged Group

9.3.1	Operating risks

The following risk factors are relevant to each of Gloucester and Yancoal Australia as stand-alone entities. Accordingly, they will also be relevant to the Merged Group if the Merger Proposal proceeds.

(a)	Exploration and development risks

There are several risks relating to coal mining exploration and development which are common to the industry and which, if realised, have the capacity to affect operations, production, cash flow and financial performance. The majority of these risks are risks which are common to both Gloucester and Yancoal Australia and, if the Merger Proposal proceeds, will continue to be faced by the Merged Group.

Development and exploration activities may be affected by factors beyond the control of Gloucester, Yancoal Australia or the Merged Group, including geological conditions, seismic activity, mineralisation, consistency and predictability of coal grades, changes to law, changes to the regulatory framework applying to mining, overlapping resources tenure, and the rights of indigenous people on whose land exploration activities are undertaken.

Any discovery of a mineral deposit does not guarantee that the mining of that deposit would be commercially viable, with the size of the deposit, development and operating costs, land ownership, coal prices and recovery rates all being key factors in determining commercial viability.

Although Gloucester and Yancoal Australia have established coal production, development and exploration businesses, their future value and that of the Merged Group is materially dependent on their ability to bring development and expansion projects into production on a timely and economic basis. Issues that arise during development, construction and mine start-up may result in increased costs, delayed commencement of coal production, delayed receipt of coal revenue or coal production not commencing at all. These problems may include delays in obtaining approvals (including land use approvals) or in the construction of mine infrastructure. There are many milestones which need to be met in a timely fashion for production to commence at any projects currently in the pre-development or development stages.

Gloucester, Yancoal Australia or the Merged Group may also be exposed to risks associated with managing contractual relationships with participants in any of the development or exploration joint ventures or other contractual relationships to which it is, or may become, a party, including risks of default.

In recent years, State governments in New South Wales and Queensland have introduced new policies aimed at protecting agricultural and urban land from the effects of mining. In some cases this may mean that mining may be restricted or precluded in certain areas if the land affected is agricultural or urban land. The New South Wales Government has recently released new policies (Strategic Regional Land Use Plans and Aquifer Interference Policy) of this type for public comment. When these are finalised and become effective, they will operate in regions in which Gloucester and Yancoal Australia have mining operations and, if the Merger Proposal proceeds, the Merged Group will have mining operations.

Accordingly, there is no assurance that the future development and exploration activities of Gloucester, Yancoal Australia or the Merged Group will result in profitable or commercially viable mining operations.

New South Wales surface mining lease restrictions

Mining for coal in NSW is unlawful unless carried out under a mining lease granted under the Mining Act 1992 (NSW) (Mining Act). Under the Mining Act a surface mining lease cannot be granted over the following land, without landholder consent (Surface Mining Lease Restrictions):

•	surface land within 200 metres of a dwelling house;

•	surface land within 50 metres of a garden or orchard;

•	surface land on which a significant improvement (such as fences, stock yards and dams) are situated; and

•	land declared under the Mining Act to be agricultural land.

If landholder consent is obtained and surface mining leases are granted, compensation is payable to the landholder. If the amount of compensation cannot be agreed with the landholder, the Land and Environment Court can determine it.

Protection of urban areas in Queensland

The former Queensland Labor Government declared (as an interim measure) a restricted area (RA384) under the Mineral Resources Act 1989 (Qld) around all Queensland regional centres and towns with a population of over 1,000 (based on a two kilometre buffer zone), and the entire region of South-East Queensland. The town of Middlemount located near the Middlemount Mine was one of the towns declared an urban area. RA 384 prohibited the grant of new mining tenements in those urban areas but does not affect existing rights. Consequently, although there is a small overlap of one of Gloucester’s mining leases at the Middlemount Mine with the urban restricted area, Gloucester’s current mining tenements at the Middlemount Mine are currently unaffected by RA 384.

Legislation had been introduced into the Queensland Parliament to effect a permanent regime regulating mining in urban areas which was intended to replace RA 384. However, that legislation was not passed before the calling of the Queensland state election on 25 January 2012.

While it is not presently clear how the new Queensland Liberal National Government (elected on 24 March 2012) will proceed in relation to RA384 and mining in urban areas generally, Gloucester already holds a mining lease over the area of overlap with RA384.

Strategic Cropping Land in Queensland

In Queensland, the impact of activities (including mining) on land that is highly suitable for cropping (known as Strategic Cropping Land or SCL) is regulated under the Strategic Cropping Land Act 2011 (Qld). A determination that land is SCL may prevent future mining activity on that land where that mining activity will permanently alienate the land from use for cropping.

If a new mining development is proposed on land that is included within the SCL ‘protection zone’ then that mining development will be prohibited except in exceptional circumstances. If a new mining development is proposed on land that is within the ‘management zone’ and potential SCL in that area will be affected by mining an assessment and conditioning process applies to the environmental approvals for the mining lease. Further, development must avoid and minimise any temporary or permanent impact on SCL and mitigate any permanent impact.

The Yarrabee and Middlemount tenements are located in the management zone and three of the Yarrabee exploration permits currently contain areas of ‘potential’ SCL (in accordance with trigger maps released by the Government). Consequently, if Gloucester or (if the merger proceeds) the Merged Group proposes to carry out activities in those areas that may impact on SCL that application will be subject to the SCL assessment process and compliance with the SCL regime may mean that obtaining approvals may take longer or approvals may be adversely conditioned or mining more costly than anticipated.

Yancoal Australia operations

The ability of Yancoal Australia to meet its long term production target profile depends on (amongst other things) Yancoal Australia being able to obtain all necessary regulatory approvals (including any approvals arising under applicable mining laws, environmental regulations and other laws), obtain land access and addressing any native title issues, impacts on the environment and objections from people and entities with interests located close to the respective project assets. The requirement to obtain approvals and address potential and actual issues for future mining projects is common to most companies in the coal sector. However, there is no assurance or guarantee that Yancoal Australia will be in a position to secure any or all of the required consents, approvals and rights necessary to develop its assets in a manner which will result in profitable mining operations and the achievement of its long term production targets. If these approvals (or other approvals required for the planned production increases) are not obtained, if conditional or limited approvals are obtained, the economic viability of the relevant project may be adversely affected, which may in turn result in the value of the relevant assets being impaired.

Moolarben coal mine

The development of open-cuts 2 and 3 of Stage 1 and open-cut 4 of Stage 2 of the Moolarben coal mine presently face a number of regulatory and landholder issues which could materially affect the development of this project. These issues include the requirement to reach agreement with private landholders for the grant of surface mining leases for the project. These lands are primarily owned by a competitor (who has previously initiated Court proceedings), as well as other private landholders. Negotiations have commenced with the landholders but agreement has not yet been reached. Unless the parties are able to reach a commercial agreement, there is a risk that the leases required for the expansion will be delayed for an extended period of time, reduced in size or refused entirely.

Ashton coal mine

On 19 December 2011, the Planning Assessment Commission (PAC) refused an application for approval of the South East Open Cut (SEOC) project. The application sought planning approval for an additional open-cut mine in the south of the Ashton mine complex to remove 16.5 million tonnes of ROM coal over a 7 year period at 3.6Mtpa (with an increase in production to 8.6Mtpa within the combined Ashton mine complex). In addition, the application sought a modification to the existing Ashton consent, so as to permit the integration of the Ashton mine complex and increase the production limit of the underground mine to 5Mtpa. Production in the underground mine is currently limited to 3.2Mtpa until 2023.

Yancoal Australia has successfully appealed the decision and, as a result, the PAC will review its decision. This may result in: (i) an approval on similar terms to the SEOC project application; (ii) an approval subject to conditions which alter the project; or (iii) the PAC once again refusing to grant approval.

The modification of the existing consent (to increase the production limit of the underground mine to 5Mtpa) was not expressly refused by the PAC. This application remains with the Department of Planning and is yet to be determined.

There are various lands over which surface mining leases may not be able to be obtained (because of the Surface Mining Lease Restrictions) but which are required to permit the SEOC project as planned. Negotiations with the relevant landholders have commenced but have been unsuccessful to date. Unless the parties are able to reach a commercial agreement, there is a risk that the leases required for the development of the SEOC project will be delayed for an extended period of time, reduced in size or refused entirely.

Gloucester operations

The ability of Gloucester to meet its long term production target profile depends on (amongst other things)

Gloucester being able to obtain all necessary regulatory approvals (including any approvals arising under applicable mining laws, environmental regulations and other laws), obtain land access and address any native title issues, impacts on the environment and objections from people and entities with interests located close to the respective project assets.

In addition to the Monash approvals required which are canvassed below, a number of additional approvals are required for mine expansions and new mining areas. These include (but are not limited to), the Stratford Extension Project, Stratford North Project, Grant & Chainey Project, Duralie East Project, Abel Longwall Project (section 75W), Abel Longwall Extension Project (including new mining lease), Tasman Extension Project and Tasman Longwall Extension Project (including new mining lease). Some of these mine expansions involve an extension to the term for mining (or an increase in mining production), whereas other expansions involve a change in the mining method (for example, a change from a bord and pillar operation to a longwall operation).

The requirement to obtain approvals and address potential and actual issues for future mining projects is common to most companies in the coal sector. However, there is no assurance or guarantee that Gloucester will be in a position to secure any or all of the required consents, approvals and rights necessary to develop its assets in a manner which will result in profitable mining operations and the achievement of its long term production targets. If these approvals (or other approvals required for the planned production increases) are not obtained, or if conditional or limited approvals are obtained, the economic viability of the relevant project may be adversely affected, which may in turn result in the value of the relevant assets (or any goodwill recognised in connection with the Merger Proposal) being impaired.

Monash

Monash is an early stage exploration project and still subject to further exploration and appraisal programs. There can be no guarantee that future exploration of the Monash assets will lead to a commercial discovery, or if there is such discovery, that it will be capable of being developed economically. The ability for the Monash assets to reach production depends on Gloucester being able to obtain all necessary regulatory approvals (including any approvals arising under applicable mining laws, environmental regulations and other laws), and addressing any native title issues, impacts on the environment and objections from people and entities with interests located close to the Monash assets.

In addition there is no assurance or guarantee that Gloucester will be in a position to secure any or all of the required consents, approvals and rights necessary to develop the Monash assets in a manner which will result in a profitable mining operation or at all.

(b)	Transport and infrastructure

Coal produced from Gloucester’s and Yancoal Australia’s respective mining operations is transported to customers by a combination of road, rail and sea.

A number of factors could disrupt or restrict access to essential coal transportation and handling services, including (but not limited to):

•	weather related problems;

•	key equipment and infrastructure failures;

•	rail or port capacity constraints;

•	congestions and inter-system losses;

•	industrial action;

•	failure or delay in the construction of new rail or port capacity;

•	failure to meet contractual requirements;

•	access is removed or not granted by regulatory authority;

•	breach of regulatory framework; and

•	mismatch of below rail capacity, above rail capacity and port capacity,

all or any of which could impair Gloucester’s and Yancoal Australia’s respective ability to supply coal to customers and increase costs. This may have a material adverse effect on Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group.

Port and rail (above rail and below rail) capacity is generally contracted via long-term Take-or-Pay contracts. Gloucester or Yancoal Australia will generally be required to pay for its contracted rail or port tonnage irrespective of whether it is utilised. Unused port or rail capacity can arise as a result of circumstances including insufficient production from a given mine, a mismatch between port and rail capacity for a mine, or an inability to transfer the used capacity due to contractual limitations such as required consent of the provider of the port or rail services, or because the coal must emanate from specified source mines or be loaded onto trains at specified load points. To the extent that some or all of the contracted rail and port tonnage is not utilised, it may have a material adverse effect on Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group.

Future brownfield and greenfield expansion will require additional contracted port and rail capacity and infrastructure. There is a possibility that this capacity cannot be obtained and could restrict the future export of coal. This may have a material adverse effect on Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group.

Port capacity

PWCS, APCT (T4-T9) and Dudgeon Point are currently seeking approvals for their respective proposed developments or expansions. Furthermore, expansions at NCIG and WICET are currently under construction. Construction of a new port facility or expansion of existing port facilities requires a number of regulatory approvals (including development approvals and environmental approvals). There is a risk that any new or expanded port facility may be delayed, that they may vary from the facility as initially planned or that they may not be constructed at all. Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group are relying on these expansions being completed in the timeframes and for the capacity currently scheduled, to obtain the port capacity that has been provisionally allocated to it. There is a risk that any one or more of the following: (a) changes to or delays in these projects, (b) a failure to construct one or more of the projects not yet commenced, or (c) changes to the provisional allocations of Gloucester’s or Yancoal Australia’s port capacity through these facilities, will adversely affect the entitlements to port capacity of Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group, and in turn their financial performance. There is also the risk that any cost overruns in the construction of these facilities will be passed on to or otherwise borne by users including Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group.

At Barney Point and RG Tanna, additional capacity has been made available to Yancoal Australia on a best endeavours basis. Accordingly, there is the risk that this capacity may not be available to Yancoal Australia when required.

The new owners of the APCT, Mundra Port Pty Ltd has proposed an increase in the charges for loading/handling all coal of coal producers utilising that port facility, including Middlemount. There is a risk that this increase in charges could impact the economics of exporting Middlemount coal through the APCT.

Middlemount (in which Gloucester has a near 50% interest) is a shareholder of North Queensland Coal Terminal Pty Ltd (NQCT) which has secured Preferred Respondent Status for the development of T4-T9 coal terminals at Abbot Point. Through NQCT, Middlemount is seeking an additional 1Mtpa (100% basis) of port capacity which is in addition to the port capacity depicted in the above figure. Additionally, Middlemount is in advanced discussions with other users of Abbot Point regarding entering into arrangements to utilise part of their excess port capacity during the period 2015 to 2017. Whilst Gloucester expects Middlemount to obtain additional port capacity to support its forecast production through these or other means, there is a risk that Middlemount may not be able to obtain such additional port capacity which may have an adverse impact on its operations and financial performance.

Rail Capacity

Yancoal Australia intends to seek additional below rail capacity for Moolarben post 2016. As a result of the existing high utilisation of the Ulan rail line and the high dependence of infrastructure upgrades, there is a risk of Yancoal Australia being unable to contract sufficient contracted capacity restricting the export of sales coal from the Moolarben mine. This may have an adverse effect on Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group.

Gloucester Basin operations use the Inter-State Rail Network to access the Hunter Valley Rail Network and the Port of Newcastle. A significant growth in inter-state freight trains could restrict the export of sales coal from these mines, which may have a material adverse effect on Gloucester and, if the Merger Proposal proceeds, the Merged Group.

Along with additional port capacity Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group expect to seek and obtain in Queensland, a corresponding amount of additional above and below rail capacity in Queensland for Middlemount and Yancoal Australia. Whilst it is expected that such rail capacity can be obtained, there is a risk that it may not be obtained which may have an adverse impact on their operations and financial performance.

(c)	Estimates of Resources and Reserves and geology

The volume and quality of the coal that Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group recovers may be less than the estimates included in this Explanatory Booklet. Resources and Reserves estimates (including those contained in this Explanatory Booklet) are stated to the JORC Code and are expressions of judgment based on knowledge, experience and industry practice. There are risks associated with such estimates, including that coal mined may be of a different quality or grade, tonnage or strip ratio from those in the estimates and the ability to economically extract and process the coal may not eventuate. Resources and Reserves estimates are necessarily imprecise and depend to some extent on interpretations and geological assumptions, coal prices, cost assumptions, and statistical inferences which may ultimately prove to have been unreliable.

Consequently, Resources and Reserves estimates are regularly revised based on actual production experience or new information and could therefore be expected to change. Furthermore, should Gloucester, Yancoal Australia or the Merged Group encounter mineralisation or formations different from those predicted by past drilling, sampling and similar examinations, Resources and Reserves estimates may have to be adjusted and mining plans, coal processing and infrastructure may have to be altered in a way that might adversely affect their operations. Moreover, a decline in the price of coal, stabilisation at a price lower than recent levels, increases in production costs, decreases in recovery rates or changes in applicable laws and regulations, including environment, permitting, title or tax regulations, that are adverse to Gloucester, Yancoal Australia or the Merged Group, may mean the volumes of coal that any of them can feasibly extract may be significantly lower than the Resources and Reserves estimates indicated in this Explanatory Booklet. If it is determined that mining of certain of their Reserves has become uneconomic, this may ultimately lead to a reduction in their aggregate Reserves.

Material changes in Reserves, grades, strip ratios or recovery rates may affect the economic viability of projects. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

If the Merged Group’s actual Resources and Reserves are less than current estimates, the Merged Group’s prospects, value, business, results of operations and financial condition may be materially adversely affected.

Certain projects of Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group will focus on exploration activities. The exploration potential of these projects currently has insufficient sampling at this time to define Resources and it is uncertain how much of the potential will be converted to Resources with further drilling. The potential quantity and quality of the Exploration Targets for these projects is conceptual in nature since there has been insufficient work completed to define them beyond Exploration Targets and it is uncertain if further exploration will result in the determination of a Resource.

(d)	Operating risks

Gloucester’s, Yancoal Australia’s and, if the Merger Proposal proceeds, the Merged Group’s coal mining operations will be subject to operating risks that could result in decreased coal production which could reduce their respective revenues. Operational difficulties may impact the amount of coal produced, delay coal deliveries or increase the cost of mining for a varying length of time. These operating risks include (but are not limited to) industrial accidents, mine collapse, cave-ins or other failures relating to mine infrastructure, including tailings dams, interruptions due to inclement or hazardous weather conditions, power interruption, critical equipment failure, fires, and explosions from methane gas or coal dust, accidental mine water discharges, flooding and variations in or unusual or unexpected geological or mining conditions. Such risks could result in damage to applicable mines, personal injury, environmental damage, delays in coal production, decreased coal production, loss of revenue, monetary losses and possible legal liability. Although Gloucester’s and Yancoal Australia’s insurance policies provide coverage for some of these risks, the amount and scope of insurance cover is limited by market and economic factors and there can be no assurance that these risks would be fully covered by insurances maintained by Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group.

Gloucester and Yancoal Australia have significant and ongoing requirements for new equipment (including excavators, shovels, haul trucks and rolling stock) and consumables (including fuel, tyres, ammonia nitrate, explosives and other materials required for explosives). If an adequate and reliable supply of critical equipment or consumables is unavailable, this may adversely affect the timing of projects and mining activities and/or result in reduced production rates and/or increased costs, which in turn could have material adverse financial consequences for Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group.

The business operations and financial condition of Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group may vary with fluctuations in production and capital costs. Changes in the costs of the Merged Group’s mining and processing operations as well as its capital costs could occur, including as a result of unforeseen events, such as international and local economic and political events (including movement in exchange rates), and could have material adverse financial consequences for Gloucester, Yancoal Australia or the Merged Group. Many of these factors may be, and will in future remain, beyond the control of Gloucester, Yancoal Australia and the Merged Group (as applicable). In addition, some capital cost estimates are based on conceptual engineering design and there may be a material change to the estimates once final engineering has been completed. In past resource cycles, operating and capital costs have tended to increase as commodity prices have increased. Thus, Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group may be faced with higher than currently expected operating and capital costs in the future. A significant increase in one or more of these cost items could have an adverse effect on financial performance.

(e)	Water and power

Water is used in coal mining operations for various purposes, the main uses being dust suppression on mine sites and for coal washing. Water and power for existing operations is critical to Gloucester’s and Yancoal Australia’s mining operations. Presently, all of Gloucester’s and Yancoal Australia’s operations have access to adequate sources of water and power for existing operations. However, in the future, due to factors such as climate (including drought), changes in allocations, elections by contract counterparties to cease current arrangements regarding water or government policy, continuing access to water cannot be guaranteed for Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group, and there is also a risk that any of them could have excess water at times (including due to flooding) which may result in dam overflow and discharge and potentially breach the terms of their environmental consents.

If the Merger Proposal proceeds, the Merged Group will require access to sources of power and water and infrastructure to transport power and water to and from mines sufficient to permit the conduct of the existing mining activities of Gloucester and Yancoal Australia, together with any new projects developed by the Merged Group. Any failure to procure such supplies of power and water or access to infrastructure could limit the Merged Group’s ability to carry out its business in accordance with the mine plan and thereby may adversely impact the Merged Group’s financial performance.

(f)	Mine closure

Closure of any of the mines or other operations of Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group, before the end of their mine life (e.g. due to environmental and/or health and safety issues), could trigger significant employee redundancy costs, closure and rehabilitation expense and other costs or loss of revenues. Many of these costs will also be incurred where mines are closed at the end of their planned mine life.

If one or more of the relevant sites are closed earlier than anticipated, Gloucester, Yancoal Australia or the Merged Group (as applicable) will be required to fund the closure costs on an expedited basis and potentially lose revenues, which could have an adverse financial effect. In addition, there is a risk that claims may be made arising from environmental remediation upon closure of one or more of their sites.

(g)	Coal supply agreements

Gloucester’s and Yancoal Australia’s coal supply agreements typically require the delivery of a fixed or minimum quantity of coal at a location, at a time and over a period stipulated in the agreement. To the extent that any contracted volumes cannot be delivered as agreed, Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group may be liable to pay substantial compensation for the resulting losses, costs and charges (including demurrage) incurred by the buyer.

Most of Gloucester’s and Yancoal Australia’s coal supply agreements also require the delivery of coal meeting specified quality thresholds for characteristics such as calorific value/thermal content, moisture content, sulphur content, ash content and ash fusion temperature. There is a risk that failure to meet these specifications could have adverse consequences for Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group, including liability in damages or under indemnities, adverse price adjustments, the rejection of deliveries or termination of the contracts. This risk is greater under longer term contracts, as the characteristics of coal can change as mining activities are relocated to new seams and locations. Quality thresholds under long terms contacts can also result in the selection of sub-optimal mining locations and methods, which could have a material adverse effect on the Merged Group.

Under longer term coal supply contracts, a price is generally agreed for deliveries within the first quarter or year and the price is then renegotiated quarterly or annually. The outcome of price negotiations will depend on circumstances prevailing at the time. If prices are reset at materially lower levels, if these contracts expire and are not renewed, or if customers default and replacement customers are not found that will purchase the coal on substantively the same terms (either on contract or in the spot market), or if the parties to a contract fail to agree on a new price and the contract does not include an effective mechanism for determining a price absent such agreement, the financial results of Gloucester, Yancoal Australia or (if the Merger proceeds) the Merged Group may be adversely affected.

(h)	Joint ventures and reliance on third parties

Gloucester holds its interest in the Middlemount mine and Yancoal Australia holds its interests in the Moolarben and Ashton mines and in the rail-load out facility through which coal is transported from the Yarrabee mine in joint ventures with other parties. Decision making, management, marketing and other key aspects of each joint venture are regulated by agreements between the relevant joint venture participants. Under these agreements, certain decisions require the endorsement of third party joint venture participants in addition to (as applicable) Gloucester or Yancoal Australia, and they rely on the co-operation of those third parties for the success of their current operations and for the development of their growth projects and the transportation of increased production. The Merged Group cannot control the actions of third party joint venture participants, and therefore, cannot guarantee that joint ventures will be operated or managed in accordance with the preferred direction or strategy of Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group (as applicable). There is a risk that joint venture party veto rights or consent requirements will prevent the business and assets of a joint venture from being developed, operated and managed in accordance with that preferred direction or strategy.

Gloucester and Yancoal Australia also use contractors and other third parties for exploration, mining and other services generally, and they are reliant on a number of third parties for the success of their current operations and for the development of their growth projects. While this is normal for the mining and exploration industry, problems caused by third parties may arise which may have an impact on the performance and operations of Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group. Any failure by counterparties to perform their obligations may have a material adverse effect on Gloucester, Yancoal Australia and the Merged Group and there can be no assurance that any of them would be successful in attempting to enforce any of their respective contractual rights through legal action.

(i)	Key personnel and skilled labour

A number of key management and personnel are important to attaining the business goals of Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group. One or more of these key employees could leave their employment or cease to actively participate in the management of the Merged Group, and this may adversely affect the ability of Gloucester, Yancoal Australia or the Merged Group to conduct its business and, accordingly, affect its financial performance and its share price. There may be a limited number of persons with the requisite experience and skills to serve in the Merged Group’s senior management positions if existing management leave the Merged Group. If the Merged Group cannot attract, train and retain qualified managers, the Merged Group may be unable to successfully manage its growth or otherwise compete effectively in the Australian coal industry.

Similarly, Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group may be materially adversely affected by any shortage of key employees required for the operation of its mines including statutory officials (including mine managers, deputies and under managers) or other staff with specialised skills or qualifications, or the departure of these employees from their positions.

Gloucester and Yancoal Australia are also highly exposed to the negative impact of any increases in labour costs (including increases arising from changes to laws such as those relating to superannuation contributions), as a substantial portion of their operating costs comprises labour costs in the form of wages, salaries and commissions to full-time employees or contractors. Where projects are being developed or expanded, large numbers of new employees may be required. There is currently a significant shortage of skilled workers in coal mining regions in Australia which could result in the Merged Group having insufficient employees or contractors to operate its business. Accordingly, there is a risk that Gloucester, Yancoal Australia and, if the Merger proceeds, the Merged Group may not be able to either procure the required numbers of skilled workers or procure them on terms that are not financially prohibitive, for any of its future operations. This could have a material adverse impact on their financial performance.

(j)	Industrial actions

Industrial action taken by the employees of Gloucester, Yancoal Australia or, if the Merger Proposal Proceeds, the Merged Group or the employees of their respective mining contractors could disrupt operations. For example, employees covered by industrial agreements may take protected industrial action (e.g. strike) once these agreements pass their nominal expiry date. Some of the current Gloucester or Yancoal Australia industrial agreements have passed their nominal expiry dates which could have a material adverse effect on Gloucester, Yancoal Australia or the Merged Group (as applicable) to the extent that any employees covered by those industrial agreements take protected industrial action.

(k)	Financing risks

The Merged Group will have a pro forma net debt position (as at 31 December 2011) of A $3.86bn following the implementation of the Merger Proposal and after adjusting for the Capital Return. Further details of the Merged Group’s debt profile are provided in Section 8.7. If the Merger Proposal is approved and implemented, Gloucester will become part of the Merged Group and will therefore be impacted by compliance with its existing and future financing arrangements (including the existing Gloucester debt facilities). This will include continuing compliance by the Merged Group with its covenants, including negative covenants – see Section 8.7 for an overview of the covenants that apply to these facilities. A breach of any of the above obligations by the Merged Group may lead to the termination of its finance facilities which could have a material adverse impact on the Merged Group to the extent it relies on those facilities for its funding requirements.

Under the terms of the Merger Proposal Deed, Yanzhou Coal is required to use reasonable endeavours to extend the repayments under the Felix Acquisition Facility and the Ancillary Felix Facility that are due in 2012 and 2013 until at least 2017 and 2018, respectively, and finalising these extensions by the Second Court Hearing Date is a condition precedent to the Merger Proposal. Negotiations regarding the terms of the extension are ongoing and the finalisation of the extension arrangements and the ultimate terms and conditions of those arrangements are not certain. In addition, it is likely that as part of the extension, one or more of the terms of these facilities, other than their repayment dates, will be amended – this may include the interest rate payable by Yancoal Australia, which is likely to be higher than the current rates. Other terms may also be less favourable than those of the financing arrangements currently in place.

It follows that it is possible that the terms and conditions of the debt applicable to the Merged Group as reflected in the Merged Group’s pro forma net debt position including as set out in this Explanatory Booklet may be less favourable to the Merged Group than the terms and conditions assumed for the purposes of the disclosures in this Explanatory Booklet and the Independent Expert’s Report.

In addition, Yancoal Australia’s existing facilities with Bank of China Limited Sydney Branch (including the Felix Acquisition Facility and the Ancillary Felix Facility) are supported by and dependent upon letters of credit issued by Bank of China Limited Shandong Branch. The extension of the repayments referred to above may require that these letters of credit are also extended commensurately.

As a result of the Merger Proposal, the Merged Group will absorb Yancoal Australia’s existing US$3.04 billion facilities with its banks (the Felix Acquisition Facility and the Ancillary Felix Facility) and Gloucester’s existing A$400 million facility with Noble, as well as raising an additional $700 million facility to enable Gloucester to pay the Special Dividend, the Gloucester Option Amount and Promissory Notes for an aggregate face value equal to the Capital Reduction Amount delivered to discharge Gloucester’s obligations under the Capital Return. Assuming the extension of the Felix Acquisition Facility and the Ancillary Felix Facility as described in Section 8.7(a) is completed, US$1.015 billion of this debt will be due to be repaid in each of 2017 and 2018, with the remaining US$1.01 billion due to be repaid in 20191. In addition, the full amount of the A$400 million Noble facility is repayable when it matures on 1 July 2015. Each of the tranches under the US$3.04 billion facilities, as well as the Noble facility and the new $700 million facility, will either need to be refinanced or repaid by the relevant due dates. Also, to the extent debt is US$ denominated, the $A amounts required to be refinanced may vary depending on US$/$A exchange rate movements. If the Merged Group is unable to refinance this debt (or other debt it incurs) at all or refinance it terms broadly similar to those that currently apply, this debt level may place financial pressure on the Merged Group.

The ability of Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group to service these debts will depend on future performance and cash flows, which will be affected by many factors, certain of which are beyond the control of Gloucester, Yancoal Australia or the Merged Group. In particular, the ability of the Merged Group to service its debt may be materially impacted by the interest rates applying to that debt from time to time. Please refer to Section 8.7(f) for an analysis of the sensitivities of the Merged Group to movements in interest rates. Any inability of Gloucester, Yancoal Australia or the Merged Group to service its existing debt (and, in the case of the Merged Group, the debt of Gloucester and Yancoal Australia) may have a material adverse effect on Gloucester, Yancoal Australia and the Merged Group.

(l)	Other financing considerations

Existing credit facilities and internally-generated funds may not be sufficient for expenditure that might be required for acquisitions, new projects, capital expenditure on existing projects, further exploration or expansion and feasibility studies. Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group may need to raise additional debt or equity in the future. No assurance can be given that any refinancing or additional financing (whether debt or equity) required from time to time will be available at all or on terms favourable to Gloucester, Yancoal Australia or the Merged Group. Securing funding for projects or other forms of financing for operations may depend on a number of factors, including commodity prices, interest rates, economic conditions, debt market conditions, equity market conditions and country risk issues. Inability to obtain financing or refinancing could cause delays in development projects or could result in higher financing costs and may materially adversely affect the financial condition and performance of Gloucester, Yancoal Australia or the Merged Group. In addition, some forms of new financing, such as equity capital raisings may be potentially dilutive or otherwise materially disadvantageous for existing shareholders.

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Alternatively, if only those extensions which are required by the Merger Proposal Deed are effected, US$1.01 billion of this debt will remain repayable in 2014, with USS1.015 billion due to be repaid in each of 2017 and 2018.

(m)	Dividends

Although the dividend policy of Yancoal Australia will be set so that 25% to 40% of net profit after tax (pre-Abnormal Items) is distributed to shareholders each financial year, the payment of future dividends is subject to the ongoing cash needs of the business and the directors’ duties under law. Yancoal Australia’s constitution, which will be the constitution of the Merged Group if the Merger Proposal proceeds, requires its directors, subject in each case to applicable laws and the directors’ duties under law, to pay dividends of no less than 40% of Yancoal Australia’s net profit after tax (pre-Abnormal Items) each financial year, unless the directors decide to pay dividends of no less than 25% in order to prudently manage the company’s financial position. Because the obligations under the constitution are subject to applicable laws and the directors’ duties under law, future dividends will be assessed subject to profits, cash flow, capital and operating requirements, the terms and conditions of the financing arrangements governing the Merged Group’s net debt position, and other relevant factors. There can be no guarantee as to the likelihood, timing, franking or quantum of future dividends from Gloucester or, if the Merger proceeds, the Merged Group. This is the case despite the provisions in the Merger Proposal Deed and Yancoal Australia’s constitution noted above relating to dividend policy. To the extent dividends are paid by the Merged Group within the first two years, there is a risk that they would have to be funded by debt, which may or may not be available to the Merged Group. Dividends may be paid out of existing cash reserves or borrowings. For any dividends paid out of borrowings, the risk factors associated with financing and debt detailed in this Section 9 will apply.

(n)	Insurance risks

Each of Gloucester and Yancoal Australia currently has insurance coverage for certain operating risks. However, either of them and, if the Merger Proposal proceeds, the Merged Group may become subject to liability (including in relation to pollution, occupational illnesses or other hazards) against which it has not insured or cannot insure, including a liability in respect of past activities. Should a major uninsured loss be suffered, future earnings could be materially adversely affected. In addition, insurance may not continue to be available at economically acceptable premiums. As a result, the insurance coverage may not cover the full scope and extent of claims against Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group or losses that they incur, including, but not limited to, claims for environmental or industrial accidents, occupational illnesses, pollution and product liability, war, terrorism and business interruption. To the extent a successful claim against Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group is not covered by insurance, it may have a material adverse effect on their financial position.

(o)	Risks associated with future growth initiatives

Historically, Gloucester and Yancoal Australia have each sought to grow both organically and through mergers and acquisitions. At any time each may be evaluating one or more potential new investments. In addition, from time to time each may be presented with the potential to increase or decrease its investment in existing assets pursuant to the pre-emptive rights or change of control provisions in respect of the joint ventures to which they are parties. In addition, new investments may not necessarily take the form of investment in further coal mining assets, but rather may involve diversification into complementary activities or potentially new areas of operation. This will continue to be a strategic objective for the Merged Group if the Merger Proposal proceeds.

There are always risks that the benefits, synergies or efficiencies expected from such investments or growth opportunities may take longer than expected to be achieved or may not be achieved at all. Any investments pursued could, for a variety of reasons, have a material adverse effect on the value of the Merged Group. Growth also brings substantial demands on management. The applicable directors from time to time apply their experience to the evaluation and financing of new opportunities to determine whether the expected risks and rewards of these opportunities meet their requirements and their strategies for diversification of risk and capital return. Operating results largely depend on the ability of those directors to make sound investment decisions.

(p)	Environmental activism

Environmental lobby groups in both Queensland and New South Wales have recently objected to approvals for and initiated litigation against coal miners in an attempt to prevent new mine developments on the basis of environmental concerns, particularly the greenhouse gas emissions expected from the proposed projects or the coal produced from those mines. Increased community concern and adverse actions taken by community and environmental groups may delay or prevent Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group, from progressing new mine developments or may mean that those mine developments are subject to conditions that adversely affect their profitability and consequently the financial performance of Gloucester, Yancoal Australia or the Merged Group (as applicable).

9.3.2	Market and economic risks

(a)	General risk factors

The operating and financial performance of Gloucester, Yancoal Australia and the Merged Group is (or will be) influenced by a variety of general business cycles and economic conditions. Changes in business and economic factors, such as interest rates, exchange rates, inflation, changes in national demographics, changes in government fiscal, monetary and regulatory policy in Australia or overseas and changes to accounting or financial reporting standards, can be expected to impact on the businesses of Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group. Deterioration in general economic conditions may adversely affect the operating and financial performance of Gloucester, Yancoal Australia and the Merged Group.

In addition, the price at which applicable shares trade on the ASX may be affected by a range of external factors over which Gloucester, Yancoal Australia and the Merged Group have no control. These risk factors include but are not limited to:

•	the risk factors described in the paragraph above; and

•	variations in the local and global market for listed companies and for mining and resources companies in particular.

These factors may cause the price of Yancoal Securities to fluctuate.

Some of these risks are discussed in more detail below:

Economic conditions

Economic conditions, both domestic and global, may affect the performance of Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group. Adverse changes in such things as:

•	global and country-by-country economic growth and general economic conditions;

•	the level of inflation (including expectations regarding inflation);

•	interest rates (both domestic and international);

•	foreign exchange rates;

•	government policies (including fiscal, monetary and regulatory policies); and

•	general consumption and consumer spending,

amongst others, are outside the control of Gloucester, Yancoal Australia and the Merged Group and may result in material adverse impacts on their business and operating results.

Share market conditions

There are risks associated with an investment in shares quoted on any financial market. Share price movements can affect the value of any investment in Gloucester and the Merged Group. The value of the Yancoal Securities and Gloucester Securities can be expected to fluctuate depending on a number of factors including movements in international and local stock markets, changes in the outlook for coal demand and coal prices, inflation, interest rates, foreign exchange rates, general economic conditions, changes in government fiscal, monetary and regulatory policies, investor perceptions as well as the operating and financial performance of Gloucester, Yancoal Australia or the Merged Group, including variations in revenues and operating costs.

General legal, accounting and taxation matters

Future earnings, asset values, and the relative attractiveness of Gloucester Shares and the Yancoal Securities may be affected by changes in law, taxation, government policy and accounting standards in the jurisdictions in which Gloucester, Yancoal Australia or the Merged Group operate. The approach taken by Gloucester, Yancoal Australia or the Merged Group to compliance with or the application of these laws, taxes, policies and standards may result in adverse impacts on their business or operating results if successfully challenged by the relevant regulatory body.

The Australian Taxation Office (ATO), as part of its ordinary processes in reviewing large business taxpayers, takes into account their size and complexity. The Merged Group, as a large and complex group, can be expected to be reviewed by the ATO in respect of ongoing taxation compliance.

Interest rate risk

If the Merger Proposal proceeds, the Merged Group will have a substantial level of debt (refer to Section 8.7 which sets out the Merged Group’s debt profile). Businesses that borrow money are exposed to adverse interest rate movements that may affect the cost of borrowing, which in turn may have an adverse impact on earnings, and increase the financial risk inherent in those businesses. Given the likely level of the Merged Group’s debt, any increase in interest rates applying to the Merged Group’s debt may have a significant adverse impact on the financial position and profitability of the Merged Group. Please refer to Section 8.7(f) for an analysis of the sensitivities of the Merged Group to movements in interest rates. Whilst this risk may be reduced through interest rate hedging, there is sometimes residual exposure (neither Gloucester nor Yancoal Australia have had a practice of hedging interest rates). Alternatively, a substantial program of interest rate hedging may result in the lack of access to benefits of an interest rate reduction, impacting on the relative competitiveness of the business.

(b)	Coal price and coal demand risk

Gloucester and Yancoal Australia generate and, if the Merger Proposal proceeds, the Merged Group will generate revenue from the sale of coal. In developing their mine plans, Gloucester and Yancoal Australia have made certain assumptions regarding coal prices and demand for coal. The price which Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group will receive for their coal depends on numerous factors and accordingly, some of their underlying assumptions may materially change and actual coal prices and demand may differ materially to those expected by them.

Historically, demand for coal and coal prices have been cyclical and volatile. The price for coal is determined predominantly by world markets, which are affected by numerous factors, including the outcome of future sale contract negotiations, general economic activity, industrial production levels, changes in foreign exchange rates, changes in energy demand and demand for steel, changes in the supply of seaborne coal, changes in technology, changes in production levels and events interfering with supply, changes in international freight rates or other transportation infrastructure and costs, the cost of other commodities and substitutes for coal, market changes in coal quality requirements, government regulation which restrict use of coal, and tax impositions on the resources industry, all of which are outside the control of Gloucester, Yancoal Australia or the Merged Group and may have a material adverse impact on coal prices and demand.

Absent offsetting factors, significant and sustained adverse movements in demand for coal and coal prices (both generally and in relation to particular types and classes of coal) may have a material adverse impact on the ongoing financial performance and financial position of Gloucester, Yancoal Australia or the Merged Group or may result in any of them not proceeding with the development of new mines and projects due to such development not being economically viable.

Over the period February 2011 to April 2012, demand for semi hard coking coal declined considerably and demand for semi soft coking coal also declined. The export coal market, particularly this segment of the metallurgical market, is expected to remain weak for the balance of the current financial year. The decline in demand has adversely affected market prices and the prices achieved by Gloucester and Yancoal Australia under coal sales contracts (since prices under these contracts are renegotiated at regular intervals). In addition, this recent demand weakness has resulted in Gloucester changing the washing parameters at its Donaldson mine to produce a greater proportion of thermal coal than coking coal than it otherwise would have. If weak market conditions continue, the financial performance of Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group may be adversely affected. Furthermore, depending on the growth in the metallurgical coal market over time and or/changes in the price differential between metallurgical coal and high grade thermal coal, Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group may market a higher proportion of export thermal coal than is currently intended.

(c)	Exchange rate and currency risk

The liabilities, earnings and cash flows of Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group are (or will be) influenced by movements in exchange rates, especially movements in the Australian dollar/US dollar exchange rate.

Foreign currency exposure arises, particularly in relation to coal supply contracts, which generally are priced and payable in US dollars, procurement of imported plant and equipment, which can be priced in US dollars or other foreign currencies, and debt denominated in currencies other than Australian dollars. The Merged Group will have a substantial level of debt (refer to Section 8.7 which sets out the Merged Group’s debt) which will primarily be denominated in US dollars.

The impact of exchange rate movements will vary depending on factors such as the nature, magnitude and duration of the movement, the extent to which currency risk is hedged under forward exchange contracts, and the terms of those contracts. Both Gloucester and Yancoal Australia enter into forward exchange contracts to hedge part of their exposure to adverse movements in the Australian dollar relative to the US dollar. Not all foreign currency exposure is hedged in this way and forward exchange contracts do not hedge against the effects of movements in exchange rates beyond the period(s) to which they relate. Forward exchange contracts can also have adverse consequences, including by reducing the ability to benefit from advantageous movements in exchange rates and creating an unhedged exposure to exchange rate movements (positive or negative) where the foreign denominated revenues or liabilities intended to be hedged do not materialize at the time or in the amount expected when the contract was made.

The impact of movements in exchange rates combined with or in the absence of forward exchange contracts may be negative, and the risks described above may have material adverse financial consequences for Gloucester, Yancoal Australia or the Merged Group (as applicable).

(d)	Competition and substitution

Competition in the coal industry is based on many factors, including price, production capacity, coal quality and characteristics, transportation capability and costs, and brand name. Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group each face competition from other Australian and international producers of coal (which may include Yanzhou Coal). The coal industry is highly competitive, and an increase in production or reduction in price of competing coals from both Australia and overseas may adversely impact their respective ability to sell its coal products and the price attained for sales. Increased competition in the future, including from new competitors, may emerge. This competition may relate not only to coal produced and sold, but also to competition for the acquisition of new projects, which may adversely affect the ability of Gloucester, Yancoal Australia or the Merged Group to acquire new interests on acceptable terms should they desire to seek to make such acquisitions.

In the future, the development of new steel making technologies or practices may also lead to greater use of lower quality coals or other carbon sources in substitution for the metallurgical coals produced by the Merged Group. This could lower demand for, and the price of, the metallurgical coals produced by the Merged Group.

(e)	Wars, terrorism, political, economic and natural disasters

Events may occur within or outside Australia that could adversely impact the world economy, the market for coal, the operations of Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group or any of their suppliers, service providers and customers, including war, acts of terrorism, civil disturbance, political intervention and natural activities such as earthquakes, floods, fire and poor weather affecting the transport and mining of coal.

9.3.3	Legal, regulatory and tax risks

(a)	Title risks (including Native title)

Exploring or mining for coal is generally illegal without a tenement granted by the State. The grant and renewal of tenements is subject to a regulatory regime and each tenement is subject to certain conditions. There is no certainty that an application for grant or renewal of a tenement will be granted at all or on satisfactory terms or within expected timeframes. Further, the conditions attached to tenements may change. The permitting rules are complex and may change over time, making the title holder’s ability to comply with the applicable requirements more onerous, more costly or even impossible, thereby precluding or impairing continuing or future mining operations. There is a risk that Gloucester, Yancoal Australia or the Merged Group may lose title to any of their granted titles if they are unable to comply with conditions or, if the land subject to the title is required for public purposes. There is also a risk that a tenement may not be granted from any applications for renewals of tenements or for new tenements.

Obtaining mining tenements often involves having to obtain consents from landholders and other third parties, some of which may in certain circumstances have a right of veto, as well as approvals (such as environmental approvals). There is a risk that the requisite consents and approvals may not be able to be obtained on time or on acceptable commercial terms, or may not be able to be obtained at all, and of which could have an adverse effect on Gloucester, Yancoal Australia or the Merged Group (as applicable). Please see Section 9.3.1(a) (Exploration and Development Risks) for more information.

Some of Gloucester’s and Yancoal Australia’s mines and associated tenements adjoin or are overlapped by petroleum exploration licences and adjoin other exploration interests held by third parties. Overlapping tenements could potentially prevent, delay or increase the cost of the future development of Gloucester’s, Yancoal Australia’s or the Merged Group’s projects (as applicable) because they and the relevant petroleum exploration licence or other exploration licence holders could potentially seek to undertake their respective activities on the overlapping area or the same resource seams and in some cases the overlapping petroleum tenure holder’s consent may be required. There is no guarantee that agreement will be reached with the overlapping petroleum tenure holder or that agreement will not be delayed or will be reached on terms which provide a satisfactory outcome for Gloucester, Yancoal Australia or the Merged Group (as appropriate). There is also a risk that if agreement cannot be reached with overlapping tenement holders the matter may be referred to the Minister or a Court who may make a decision which adversely impacts upon or prevents the project proposed by Gloucester, Yancoal Australia or the Merged Group.

Gloucester and Yancoal Australia’s properties and mining and exploration tenements (whether held by or on behalf of Gloucester or Yancoal Australia or by joint venturers) may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Accordingly, other parties could possibly dispute the title of Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group to its mining rights and other interests.

Where a new mining lease is required and the relevant land is land in relation to which native title may still exist, the Native Title Act 1993 (Cth) (NTA) will need to be complied with in order for the tenement to be validly granted . Compliance with the NTA (right to negotiate procedure) may be prolonged or delayed, and substantial compensation may be payable as part of any agreement reached, including for the extinguishment or impairment of native title. The existence or declaration of native title may affect the existing or future activities of Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group and impact on their ability to develop projects and their operational and financial performance. Although there are no current native title claims, the Merged Group will still need to comply with the NTA in order for new tenements to be validly granted in relation to land over which native title may continue to exist and to protect Aboriginal cultural heritage in accordance with the applicable legislation.

Crown land subject to a mining tenement can be the subject of a land rights claim under the Aboriginal Land Rights Act 1983 (NSW) unless it is subject to a mining lease. If successful such a claim can result in such lands ownership being transferred from the Crown and the ownership of any minerals in such land being transferred to the claimant.

(b)	Enforcement of legal rights and insolvency risk

Gloucester and Yancoal Australia have entered into contracts which are important to the future of their businesses including (but not limited to) for the provision of coal handling services, long term sales contracts, debt facilities, long term leases, contract mining and the provision of certain guarantees, indemnities and sureties.

Any failure by counterparties to perform those contracts may have a material adverse effect on Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group and there can be no assurance that it would be successful in enforcing any of its contractual rights through legal action.

In addition, any insolvency of a counterparty to any of these contracts may have a material adverse effect on Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group and there can be no assurance that it would be successful in enforcing any of its contractual rights through legal action or recovering all monies owned by that counterparty (including under any claim for damages).

(c)	Litigation

As with any company, each of Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group is (or in the case of the Merged Group, will be) exposed to the risks of litigation (either as the complainant or as the defendant), which may have a material adverse effect on the financial position of the relevant entity. Gloucester, Yancoal Australia or the Merged Group could become exposed to claims or litigation by persons alleging they are owed fees for services, employees, regulators, competitors or other third parties. As at the date of this Explanatory Booklet, there are a number of existing claims by such parties, but there are no current litigation matters that are considered material to the Merged Group’s business. To the extent that such claims or litigation are not covered by insurance, an adverse outcome in litigation or the cost of initiating or responding to potential or actual claims or litigation may have a material adverse impact on financial performance.

(d)	Minerals Resource Rent Tax (MRRT)

The Federal Government announced on 2 July 2010 that it intends to introduce a MRRT from 1 July 2012, payable at the rate of 30% on profits made from the exploitation of Australia’s non-renewable resources. The MRRT will apply to all coal and iron ore mining projects in Australia. Projects coming under the MRRT regime will also be entitled to a 25% extraction allowance, reducing the effective tax rate to 22.5% of profits earned above a particular threshold. Since the MMRT regime includes a number of allowances and deductions for mining companies (including deduction of state royalties), the actual amount of MRRT payable by mining companies is likely to be less than 22.5%.

The MRRT legislation has been enacted and will have a start date of 1 July 2012. As the MRRT has only recently become law, the extent to which the MRRT may impact on Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group, and their respective operations is yet to be determined. However, the introduction of the MRRT has the potential to increase each of their overall tax liability.

(e)	Health, safety and hazardous materials

Each of Gloucester’s, Yancoal Australia’s and, if the Merger Proposal proceeds, the Merged Group’s operations may substantially impact the environment or cause exposure to hazardous materials. They will each use hazardous materials and will generate hazardous waste, and may be subject to common law claims, damages due to natural disasters, and other damages, as well as the investigation and clean-up of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of current or former activities at sites that they own or operate.

Mining operations can also impact flows and water quality in surface water bodies and remedial measures may be required, such as lining of stream beds, to prevent or minimise such impacts. These and other impacts that Gloucester’s, Yancoal Australia’s or, if the Merger Proposal proceeds, the Merged Group’s operations may have on the environment, as well as exposures to hazardous substances or wastes associated with their operations and environmental conditions at their properties, could result in costs and liabilities that would have a material adverse impact on their financial position and operating results. There is also a risk that actions could be brought against Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group alleging adverse effects of various substances on personal health.

If any injuries or accidents occur in a mine, this could have adverse financial implications including legal claims for personal injury, wrongful death, amendments to approvals, potential production delays or stoppages, any of which may have a material adverse effect on the financial performance and/or financial position of Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group.

In addition, health guideline standards for certain products and by-products produced (or to be produced) by Gloucester, Yancoal Australia and the Merged Group are generally becoming more onerous. Any increase in the level of health and safety regulation may require standards in addition to those now in effect, and a heightened degree of responsibility for companies and their directors.

There is a risk that past, present or future operations have not met, or will not meet, health and safety requirements and/or that the approvals or modifications Yancoal Australia or Gloucester are currently seeking, or that the Merged Group may need to seek in the future, will not be granted at all or on terms that are unduly onerous. If Yancoal Australia, Gloucester or the Merged Group is unsuccessful in these efforts or otherwise breaches these health and safety requirements, it may incur fines or penalties, be required to curtail or cease operations and/or be subject to significantly increased compliance costs or significant costs for rehabilitation or rectification works, which have not been previously planned at one or more of its sites.

(f)	Environmental regulation

Due to the hazardous nature of coal mining processes, and the associated by-products, residues and tailings generated from these processes, all of the operations of Gloucester, Yancoal Australia and, if the Merger Proposal proceeds, the Merged Group are subject to stringent environmental laws and regulations.

Environmental regulation of mining activities in New South Wales and Queensland imposes significant obligations on mining companies in relation to pollution control during mining operations and rehabilitation on completion of them. Changes to the environmental regulation or circumstances beyond the control of the Gloucester, Yancoal Australia or the Merged Group, such as drought or flood, may impact on the cost of meeting the Merged Group’s environmental obligations.

There is a risk that actions could be brought against Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group alleging adverse effects of various substances on the environment in areas surrounding their sites.

Environmental legislation may change in a manner that may require standards in addition to those now in effect, and a heightened degree of responsibility for companies and their directors and employees. There may also be unforeseen environmental liabilities resulting from coal related activities, which may be costly to remedy. In particular, the acceptable level of pollution and the potential abandonment costs and obligations for which Gloucester, Yancoal Australia or the Merged Group may become liable as a result of its activities may be impossible to assess against the current legal framework.

There is a risk that past, present or future operations have not met or will not meet environmental or related regulatory requirements and/or that the approvals or modifications Yancoal Australia or Gloucester are currently seeking, or that the Merged Group may need to seek in the future, will not be granted. If Yancoal Australia, Gloucester or the Merged Group is unsuccessful in these efforts or otherwise breaches these environmental requirements, it may incur fines or penalties, be required to curtail or cease operations and/or be subject to significantly increased compliance costs or significant costs for rehabilitation or rectification works, which have not been previously planned at one or more of its sites.

(g)	Global warming/carbon risks

The regulatory response to the risk of global warming, including unilateral action by Australia, may affect demand for coal, coal prices and the competitiveness of Gloucester’s, Yancoal Australia’s and, if the Merger Proposal proceeds, the Merged Group’s products in the world energy market. Unilateral action by Australian governments (or multilateral action involving Australian governments which is not universal) may decrease the competitiveness of Australian coal exports relative to competing non-participating coal exporters. Extensive government regulations relating to global warming impose costs on the mining operations of Gloucester and Yancoal Australia, and future regulations could increase those costs (including corresponding costs of the Merged Group, if the Merger Proposal proceeds) or limit their and the Merged Group’s ability to produce and sell coal.

The Clean Energy Act 2011 (Cth) implements the Commonwealth Government’s Clean Energy Scheme, including the carbon pricing mechanism which takes effect from 1 July 2012. At this stage, the extent to which a carbon pricing mechanism and the other aspects of the Clean Energy Scheme, including a reduction in fuel tax credits, may impact Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group and their respective operations is yet to be determined. However, the introduction of the Clean Energy Scheme has the potential to adversely affect each of their financial performance.

A number of nations, including Australia have ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change signed in December 1999 in Kyoto, Japan. It is the current policy of the Federal Government to attempt to meet the emissions target set for Australia in the Kyoto Protocol, which, combined with efforts by other nations to reduce greenhouse gas emissions, could affect the usage of and, accordingly, the demand for and price of coal. Please refer to Section 9.3.2(b) (Coal price and coal demand risk) for more information.

There have been recent cases in both New South Wales and Queensland in relation to or considering the environmental effects of greenhouse gas emissions produced as a result of coal mining. Defending actions can be financially burdensome and can potentially delay projects. As the case law develops, there maybe more onerous environmental obligations imposed on proponents of projects, particularly in relation to greenhouse gas emissions.

(h)	Coal royalties

Royalties are payable to the State on coal produced in Queensland and New South Wales. In both States, the royalty payable is an ad valorem royalty meaning it is calculated as a percentage of the value for which the coal is sold.

The relevant State Governments might increase these royalties or their method of calculation. Any new tax impost or increase in royalty may have an adverse effect on Gloucester’s, Yancoal Australia’s and, if the Merger Proposal proceeds, the Merged Group’s financial performance and/or financial position

9.4	Risks specifically related only to Gloucester

The following risks are specifically related to Gloucester. They will therefore also apply to the Merged Group if the Merger Proposal proceeds, but the relative degree of exposure should be proportionately less than that applicable to Gloucester as a stand-alone entity. They apply in addition to the risks described in Section 9.3 above.

(a)	Bloomfield Coal Handling and Preparation Plant (CHPP)

Gloucester has an agreement with the Bloomfield Group (Bloomfield) for the provision by Bloomfield of coal handling services up until the end of 2018 at its CHPP (including the making available of access rights over Bloomfield’s rail loop between the CHPP and public railway). Gloucester is reliant on Bloomfield to comply with its contractual obligations in order for coal to be processed and loaded onto rail cars for transport to the Port of Newcastle, as well as the continued access rights. As a result, there is a risk that Gloucester will not be in a position to haul coal from its Abel, Tasman and Donaldson mines if access to the loadpoint at the Bloomfield Colliery is not available.

(b)	Ashtonfield lease

Gloucester and Bloomfield are joint tenant lessees of land leased from Ashtonfield. The lease has a 21 year term expiring on 31 March 2029. Under the lease, the lessees are granted the right to carry out open-cut mining operations on Ashtonfield land (a right exercised by Bloomfield in relation to its own open-cut mining operations) and the right to carry out coal processing operations at the Bloomfield CHPP (which is used to process Bloomfield’s coal and Gloucester’s coal) and tailing emplacement activities.

Since the leasehold interest is held as joint tenants, all lease liabilities are joint and several liabilities of Gloucester and Bloomfield. As a result, there is a risk that Gloucester may become responsible for all of the liabilities under the lease in the event that Bloomfield becomes insolvent or otherwise does not comply with obligations under the lease allocated to it.

(c)	Land access arrangements

The Bloomfield CHPP is adjacent to a rail loop not owned by Gloucester. Gloucester coal is loaded onto rail cars from the Bloomfield CHPP and transported via the rail loop to the public railway line. The rail loop crosses over land owned by various third parties. If any of the landowners who have entered into the access arrangements sell their parcels of land, the access arrangements are not binding on their successors in title.

The Ashtonfields Coal-Mines Railway Act 1921 (NSW) grants the right for the public to use the rail loop subject to payment of a toll to the owner of the rail loop. If the rail loop has been unused for any period of 3 years since 1921, the public’s right of access lapses. Gloucester has no reason to believe that the access has lapsed on this ground; however it has not been able to conclusively verify that this is the case.

Based on the assumption that Bloomfield owns the rail loop Gloucester considers that it is able to seek a mining lease over land occupied by the rail loop subject to payment of compensation to landowners concerned for any compensable loss. There is no guarantee that Gloucester will be able to obtain that lease and all necessary mining approvals. If Bloomfield does not own the rail loop Gloucester could not obtain a mining lease over it without the approval of the owner of the rail loop. However, Gloucester may be able to seek to obtain a mining lease over land within the rail loop corridor, upon which no improvements are located to build a rail loop if such consent is not able to be obtained.

(d)	Duralie 75W Modification

Gloucester received environmental and planning approvals for the Duralie Extension Project in December 2010, followed by the receipt of Mining lease ML 1646 in January 2011. After the issue of ML 1646, an objector commenced a Merits Appeal challenge in the NSW Land and Environment Court against the NSW Planning Minister’s grant of the environmental approvals for the Duralie Extension.

A recent decision handed down as part of the Duralie Merits Appeal restricts the ability for Gloucester to transport coal from Duralie to the Stratford CHPP to an average of four laden trains daily between the hours of 7.00am to 10.00pm. Gloucester has submitted a section 75W modification to extend the train shuttle hours from 6:00am on one day to 1:00am on the following day with no change to average trains per annum or peak trains per day. If this modification is not granted, production at Duralie may be consequently constrained, resulting in an adverse impact on Gloucester.

(e)	Land/rail access

Rail access rights to the main Hunter Valley rail corridor for the development of the Monash Assets may require the consent of competing coal producers. Alternative access routes to the main Hunter Valley rail corridor may require the consent of the Commonwealth Government. There is a risk that these third parties may refuse access to the relevant rail line or land, which may impact the development of the Monash Assets.

(f)	Middlemount expansion

If the Middlemount mine is to be further developed or expanded, key environmental approvals are required. An application for expansion for stage 2 of the Middlemount mine has been lodged with DERM and is subject to approval. If the application is refused it may have serious implications for the development of the Middlemount project and a material adverse impact on Gloucester.

9.5	Risks if the Merger Proposal proceeds

The following risk factors will apply to the Merged Group if the Merger Proposal proceeds. As they are related to the Merger Proposal, they are less relevant to Gloucester or Yancoal Australia as stand-alone entities.

(a)	Integration risk

The long term success of the Merged Group will depend, amongst other things, on the success of management in integrating the respective businesses and the strength of management of the Merged Group. There is no guarantee that the businesses of the Merged Group will be able to be integrated successfully, or over the expected time period or at the implementation cost estimated in this Explanatory Booklet.

There are risks that any integration of the businesses of Gloucester and Yancoal Australia may take longer and/or cost more than expected and that anticipated efficiencies and benefits of that integration may be less than estimated. These risks include possible differences in the management culture of the two groups, inability to achieve synergy benefits and cost savings, and the potential loss of key personnel.

Any failure by the Merged Group to ensure implementation costs remain below those anticipated may have a material adverse effect on the financial performance and position, and future prospects, of the Merged Group.

(b)	Contract risk

The Merger Proposal may be deemed under contracts to which members of the Gloucester and Yancoal Australia corporate groups are parties to result in a change of control in respect of Gloucester or Yancoal Australia that allows the counterparty to review or terminate the relevant contract. If the counterparty to any such contract were to validly seek to renegotiate or terminate the contract on that basis, this may have a material adverse effect on the financial performance of the Merged Group, depending on the relevant contracts.

(c)	Accounting risk

In accounting for the Merger, the Merged Group will need to perform a fair value assessment of all of Gloucester’s assets, liabilities and contingent liabilities, which will include the identification and valuation of mineral rights and intangible assets. As a result of this fair value assessment, the Merged Group’s depreciation and amortisation charges will be substantially greater than the depreciation and amortisation charges of Gloucester and Yancoal Australia as separate businesses, and to that extent will significantly reduce the future earnings of the Merged Group.

To the extent goodwill is recognised in respect of accounting for the acquisition of Gloucester by Yancoal Australia, it will be subject to annual impairment testing. In the event that the recoverable amount of goodwill is impaired, this will result in a charge against future earnings.

The Merged Group will be subject to the usual business risk that there may be changes in accounting policies which may have an adverse impact on the Merged Group.

(d)	A Superior Proposal for Gloucester may yet emerge

It is possible that a Superior Proposal for Gloucester, which is more attractive for Gloucester Shareholders than the Merger Proposal, may materialise in the future (if the Merger Proposal does not take place). The implementation of the Merger Proposal would mean that Gloucester Shareholders would not obtain the benefit of any such proposal.

The Gloucester Board is not currently aware of any such proposal and notes that since Gloucester announced the Merger Proposal, there has been a significant period of time and ample opportunity for an alternative proposal for Gloucester which provides a different outcome for Gloucester Shareholders to emerge.

Gloucester did not formally consider any alternative proposals prior to entering into the Merger Proposal Deed. Since the Merger Proposal was announced on 23 December 2011, no alternative proposal has emerged and the Gloucester Directors have since decided that the Merger Proposal is the best option available at the date of this Explanatory Booklet. In addition, shareholders in the Merged Group will still have an opportunity to realise a full premium in the event of any future change of control transaction for the Merged Group (noting that any such transaction is only likely to proceed if it is supported by Yanzhou Coal as the majority shareholder).

(e)	Other risks

Additional risks and uncertainties not currently known to Gloucester or Yancoal Australia may also have a material adverse effect on Gloucester or Yancoal Australia’s business and that of the Merged Group and the information set out above does not purport to be, nor should it be construed as representing, an exhaustive list of the risks affecting Gloucester, Yancoal Australia or, if the Merger Proposal proceeds, the Merged Group.

9.6	Risks associated with holding Yancoal Securities

(a)	Market price

There is presently no public market for Yancoal Securities (and none has previously existed). There can be no assurance as to the price at which Yancoal Securities will trade on ASX on implementation of the Merger Proposal, or that an active market for Yancoal Securities will develop or, if developed, that such a market will be sustained.

There may be interest from institutional and retail investors in acquiring Yancoal Securities in the secondary market once Yancoal Australia is admitted to ASX, given recent consolidation of a number of coal companies in Australia. However, there remains volatility in global markets in the face of economic circumstances and emerging environmental issues such as climate change that may affect investor appetite for a pure-play coal company.

(b)	Liquidity

If the Merger Proposal proceeds, Yanzhou Coal would hold approximately 78% of Yancoal Australia ordinary shares, Noble approximately 13% and other current Gloucester Shareholders approximately 9%. Accordingly, there would only be a limited ‘free float’ of shares that may be available for trading, which in turn may adversely impact the liquidity of Yancoal Australia Ordinary Shares and CVR Shares, and contribute to the market prices of these securities being volatile. The liquidity of these securities on ASX cannot be predicted with any degree of certainty. The low free float of the Merged Group is also likely to impact the ability of the Merged Group to be included in equity indices.

FIRB has approved the Merger Proposal on condition that Yanzhou Coal reduce its economic ownership of Yancoal Australia to below 70% and of Felix Resources’ underlying assets as the time of acquisition of Felix Resources by Yancoal Australia (other than Excluded Felix Assets) to no more than 50% by the end of 2013. See Section 14.15 for further details.

Yanzhou Coal has also informed Gloucester that, if the Merger Proposal proceeds, Yanzhou Coal would, in any event, be committed to increasing the free float and liquidity of Yancoal Australia over time to attract major institutional investors. However, there is no assurance that major institutional shareholder support for the Merged Group will be forthcoming or that Yanzhou Coal will otherwise succeed in its stated intention of seeking to increase the free float and liquidity of Yancoal Australia over time.

(c)	CVR Shares

Subject to certain conditions, on the CVR Shares End Date, Yancoal Australia must Repurchase the CVR Shares for a specific price by causing them to be purchased by Yanzhou Coal or another Yanzhou CVR shareholder. This price may be settled by cash or by the transfer of Yancoal Australia Ordinary Shares from Yanzhou Coal or another Yanzhou CVR Shareholder. Scheme Shareholders who receive CVR Shares as part of their Scheme Consideration will have no choice as to whether their CVR Shares are Repurchased for cash or by the transfer to them of Yancoal Australia Ordinary Shares.

9.7	Risks if the Merger Proposal does not proceed

Gloucester Shareholders should be aware that if the Merger Proposal does not proceed, they will retain their Gloucester Shares and will not receive any form of Scheme Consideration. Also, the Gloucester Board may not declare or authorise any Special Dividend and does not intend to proceed with the Capital Return.

If the Merger Proposal does not proceed, and no Superior Proposal for Gloucester is received, Gloucester Directors will consider a number of alternative strategies for the operation and ownership of the Gloucester business, as well as other growth initiatives. These alternatives would take time to implement. As noted in Section 5.3(a), Gloucester has plans for over A$500 million of capital expenditure, but has limited further debt capacity in its own right (Gloucester’s net debt as at 22 February 2012 was $391 million). Accordingly, if the Merger Proposal does not proceed and Gloucester remains a stand-alone listed company, its ability to fund future capital expenditure through debt is expected to be constrained. In these circumstances, Gloucester may need to consider an equity capital raising which may have a dilutive impact for Shareholders. As an alternative to funding future capital expenditure through additional debt or by a capital raising, it is possible that Gloucester may explore a sell down or partial sell down of assets. In this regard, Gloucester announced on 28 February 2012 that, following interest from Asian investors, Gloucester had commenced a process to identify opportunities to undertake a partial sell down of one or more of its assets but that this process was put on hold following the signing of the Merger Proposal Deed. If the Merger Proposal does not proceed, there can be no assurance that any sell down of assets to fund capital expenditure requirements will be achieved on terms acceptable to Gloucester or within a timeframe that coincides with Gloucester’s planned capital expenditure. In addition, if the Merger Proposal does not proceed, Gloucester Shareholders will continue to be exposed to the risk factors relating specifically to Gloucester described in Sections 9.3 and 9.4 above.

The Gloucester Directors believe that the Merger Proposal is likely to deliver benefits to Gloucester Shareholders greater than other alternatives which have been considered, including Gloucester continuing as a stand-alone entity and using its existing financial resources to pursue its growth and diversification strategies.

Section 15 – Reserves and Resources

In this section 15:

•	Coal Resources and Reserves have been reported in accordance with the JORC Code.

•	Coal Resources are reported inclusive of Coal Reserves (i.e Coal Reserves are not additional to Coal Resources).

•

All references to the JORC Code are to the “2004 Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves (The JORC Code)” prepared by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

15.1	Gloucester Reserves and Resources

Set out in the following table are summaries of Gloucester’s Reserves and Resources as at the dates specified below in this section 15.1.

(Mt)	Gloucester Basin	Middlemount (100% basis)	Donaldson	Monash	Combined (100% basis)	Combined (equity basis)
Reserves (proved and probable)	84	96	161	—	341	293
Measured, Indicated and Inferred Resources	316	123	885	577	1,901	1,840

Gloucester Basin

The following table summarises the Gloucester Basin Coal Reserves as at 31 March 2012.

			Coal Reserves (Mt)
Region	Area	Seam(s)	Proved Reserves (mt)	Probable Reserves (mt)	Proved & Probable Reserves (mt)
Duralie	Duralie Main and North West (A)		9.2	4.8	14.0
	Railway Pit (A)		0.9	—	0.9
	North East (A)		—	6.5	6.5
Stratford	Avon North (A)		—	2.5	2.5
	Bowens Road North (A)		0.9	0.2	1.1
	Co-disposal Area (A)		—	1.9	1.9
	Grant & Chainey (B)		—	15.0	15.0
	Stratford East (A)		—	2.9	2.9
	Stratford South (B)		—	6.5	6.5
	Roseville West & South/Wenham Cox Road (A)		—	32.3	32.3
Total	Open Cut Reserves		11.0	72.6	83.6

The information that relates to the Gloucester Basin Coal Reserves in this table is based on information compiled by:

A	Mr Robert Mackenzie, a full-time employee of Runge Ltd trading as Minarco-MineConsult, and
B	Mr Sam Reich, a full-time employee of Ellemby Consulting Pty Ltd.

Mr Robert Mackenzie is a Member of the Australasian Institute of Mining and Metallurgy. Mr Sam Reich is a Fellow of the Australasian Institute of Mining and Metallurgy. Mr Robert Mackenzie and Mr Sam Reich have sufficient experience relevant to the activity which they are undertaking to qualify as Competent Persons as defined in the JORC Code.

Mr Robert Mackenzie and Mr Sam Reich consent to the inclusion in this Statement of the matters based on their information in the form and context in which it appears.

Reserves have been rounded to appropriate levels of accuracy in accordance with 2004 JORC Code.

The following table summarises the Gloucester Basin Coal Resources as at 30 June 2010 and in respect to Wenham Cox Road as at February 2012.

			Coal Resources (Mt)
Region	Area	Seam(s)	Measured	Indicated	Measured & Indicated	Inferred
Stratford (A)	Bowens Road North	Marker & Bowens Rd	2.7	0.6	3.3	—
	Avon North	Marker, Avon & Triple	—	3.0	3.0	—
	Roseville West	Linden to Roseville	—	35.5	35.5	5
	Wenham Cox Road	Marker 7 to Bowens Rd	4.0	20.1	24.1	13
	Co-disposal Area	-	—	2.3	2.3	—
	Stratford East	Weismantel & Clareval	—	5.8	5.8	4
Grant & Chainey (B)	Grant & Chainey	Marker, Bowens Rd, Glen View, Avon & Rombo	—	56.8	56.8	25
Duralie (A)	Duralie Main Pit	Weismantel & Clareval	0.7	8.3	9.0	—
	Duralie North West	Weismantel & Clareval	9.9	4.5	14.4	1
	Duralie East	Weismantel & Clareval	—	9.2	9.2	3
	Railway Pit	Weismantel	1.2	0.5	1.7	—
Total	Open Cut		18.5	147	165	51
Duralie (A)	Duralie Underground	Weismantel	0.9	39.9	40.8	59
Total	Open Cut & Underground		19.4	187	206	110

Notes:

1.	During the period 1 July 2010 to 31 March 2012, coal was mined at Bowens Road North (0.9 Mt), Co – disposal Area (0.4 Mt), Roseville West (0.7 Mt), Duralie Main Pit (2.4 Mt), Duralie North West (1.2 Mt). This equates to a reduction of approximately 5.6 Mt of Measured and Indicated Resources.

2.	Although the Reserves and Resources are reported to different dates, the same geological models have been used with the Reserve estimates based on as mined topography at 31 March 2012.

The information that relates to the Gloucester Basin Coal Resources in this table is based on information compiled by:

A	Ms Janet Bartolo, a full-time employee of McElroy Bryan Geological Services Pty Ltd; and
B	Mr Shaun Tamplin, a full time employee of Tamplin Resources Pty Ltd.

Ms Janet Bartolo and Mr Shaun Tamplin and Mr Robert MacKenzie are members of the Australasian Institute of Mining and Metallurgy and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking to qualify as Competent Persons as defined in the JORC Code.

Ms Janet Bartolo and Mr Shaun Tamplin consent to the inclusion in this Statement of the matters based on their information in the form and context in which it appears.

Resources have been rounded to appropriate levels of accuracy in accordance with the JORC Code.

Middlemount Coal

The following table summarises the Middlemount Coal Resources and Reserves as at 17 March 2011. This information has been presented on a 100% basis.

		Coal Resources (Mt)				Coal Reserves (Mt)
Region	Area	Measured	Indicated	Measured & Indicated	Inferred	Proved Reserves	Probable Reserves	Proved & Probable Reserves
Bowen Basin	Middlemount	89.3	31.5	120.8	1.8	69	27	96

JORC Resources

The information that relates to the Middlemount Coal Resources in this table is based on information compiled by Mr Greg Jones, a full time member of JB Mining Services Pty Ltd.

Mr Greg Jones is a member of the Australasian Institute of Mining and Metallurgy and has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the JORC Code.

Mr Greg Jones consents to the inclusion in this Statement of the matters based on his information in the form and context in which it appears.

JORC Reserves

The information that relates to the Middlemount Coal Reserves in this table is based on information compiled by Mr Mark Bryant, a member of The Minserve Group Pty Ltd.

Mr Mark Bryant is a member of the Australasian Institute of Mining and Metallurgy and has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the JORC Code.

Mr Mark Bryant consents to the inclusion in this Statement of the matters based on his information in the form and context in which it appears.

Monash

The following table summarises the Monash Coal Resources as at November 2011.

JORC Resources – Monash Project Area (Mt)

	Measured	Indicated	Measured & Indicated	Inferred
Fassifern		2.83	2.83	13.07
Borehole	3.08	6.94	10.03	50.50
Redbank Creek	2.54	5.72	8.25	30.64
Wambo	2.44	5.61	8.05	42.59
Whynot	5.08	11.68	16.76	78.55
Blakefield	2.30	5.48	7.78	40.96
Woodlands Hill	5.58	12.26	17.84	81.89
Arrowfield	5.15	11.61	16.76	81.61
Bowfield	3.52	8.10	11.62	57.46

All Seams	29.69	70.23	99.92	477.27

The information in this announcement that relates to EL 6123 and EL7579 (Monash Project Area), is based on information compiled by Ian D. Blayden, employed by Geological and Management Services Pty Ltd ABN 47 001 256 248. Ian Blayden is a Member of the Mineral Industry Consultants Association, The Australian Institute of Geoscientists and AusIMM.

Dr. Blayden has sufficient experience which is relevant to the style and mineralisation, and type of deposit under consideration, and to the activity which he is undertaking to qualify as a Competent Person as defined in the JORC Code.

Dr. Blayden consents to the inclusion in this announcement of the matters based on their information in the form and context in which it appears.

Donaldson

The following table summarises the Donaldson Coal Resources as at February 2012.

Resources (million tonnes)
Seam	Measured	Indicated	Inferred
Great Northern	0.4	0.6	0.0
Fassifern	32.1	7.8	2.6
West Borehole	61.3	53.3	6.9
Sandgate	61.9	31.8	0.0
Upper Donaldson	96.0	9.5	0.0
Lower Donaldson	167.9	30.6	27.1
Upper Big Ben	154.7	16.7	0.0
Lower Big Ben	21.5	8.1	4.7
Ashtonfield	53.4	14.4	1.4
Rathluba	10.1	10.2	0.0

TOTAL (Rounded)	659.4	182.9	42.7

Note: Resources were estimated from seam intersection data in 600 drill holes and from measurement and coal testing carried out in current and closed mining operations. Resources associated with Donaldson Open Cut are not included.

The following table summarises the Donaldson Reserves as at 1 July 2011.

	Reserves (million tonnes)
Region	Area	Proved	Probable	Total
Tasman	Fassifern	2.3	0.7	3.0
Tasman	Fassifern	9.2	2.6	11.8
Extension	West Borehole	16.7	13.4	30.1

Abel	Upper Donaldson	20.1	6.7	26.8
	Lower Donaldson	30.0	3.5	33.5
Abel Extension	Lower Donaldson	22.5	6.1	28.6
	Ashtonfield	14.9	11.7	26.6
	Sandgate	0.2	0.1	0.3

TOTAL (Rounded)		115.9	44.8	160.7

JORC Resources

The information in this statement relating to coal Resources at the Tasman Underground Mine and Able Underground Mine, and the two prospects, the Abel Extension and Tasman Extension, is based on information compiled by Ian D. Blayden, employed by Geological and Management Services Pty Ltd ABN 47001 256 248. Ian Blayden is a member of the Mineral Industry Consultants Association, The Australasian Institute of Geoscientists and AusIMM.

JORC Reserves

The information in this statement relating to coal Reserves at the Tasman Underground Mine and Abel Underground Mine, and the two prospects, the Abel Extension and Tasman Extension, is based on information compiled by David A. Thomas, employed by IMC Mining Group Pty Ltd. Mr. Thomas is a member of AusIMM.

Dr. Blayden and Mr. Thomas each have sufficient experience which is relevant to the style and mineralisation, and type of deposit under consideration, and to the activity which they are undertaking to qualify as Competent Persons as defined in the JORC Code.

Dr. Blayden and Mr. Thomas consent to the inclusion in this Statement of the matters based on their information in the form and context in which it appears.

15.2	Yancoal Australia Reserves and Resources

Set out in the following table are the summary details of Yancoal Australia’s Reserves and Resources as at the date of this Explanatory Booklet.

Statement of Resources

Mine / Project	Ownership	Measured (Mt)	Indicated (Mt)	Inferred (Mt)	Total (Mt)	Competent Person
Moolarben	80%	376.4	598.4	208.4	1,183.2	(3)
Austar	100%	81.1	69.9	70.0	221.0	(1)
Ashton	90%	152.0	146.1	35.3	333.5	(2)
Yarrabee	100%	65.0	84.3	20.5	169.7	(3)

Total coal resources (100%)		674.8	898.7	334.2	1,907.4
Total coal resources (Equity basis)		584.0	764.4	289.0	1,637.4

Statement of Reserves

		Recoverable Reserves (Mt)
Mine / Project	Ownership	Proved (Mt)	Probable (Mt)	Total (Mt)	Competent Person
Moolarben	80%	82.8	232.2	315.0	(3,5)
Austar	100%	12.7	31.5	44.2	(3,5)
Ashton	90%	42.7	14.6	57.2	(3, 4,5)
Yarrabee	100%	38.1	19.1	57.2	(3)

Total coal reserves (100%)		176.3	297.3	473.7

Total coal reserves (equity basis)		155.5	249.5	404.9

The information in this Section 15.2 and in Sections 7.5(a) and 7.5(c) is based on and accurately reflects reports prepared by the Competent Persons noted beside the respective information. All of these persons are consultants working for Yancoal Australia:

In this Section 15.2:

(1)	Robert Dyson, Member of Australasian Institute of Mining and Metallurgy (MAusIMM) is a full time employee of McElroy Bryan Geological Services Pty Limited.

(2)	Brad Willis, MAusIMM is a full time employee of Palaris Mining Pty Limited.

(3)	Jonathan Barber, MAusIMM is the Principal Consultant with Jon Barber Consulting Pty Limited.

(4)	Ben Smedley, MAusIMM is a full time employee of Palaris Mining Limited.

(5)	Greg Mattila, MAusIMM is the Principal Consultant employed by Mattila Pty Limited.

In Section 7.5(a):

(6)	Richard Hoskings, MAusIMM is the Principal Consultant employed by Hoskings Resource Management Pty Limited.

In Section 7.5(c):

(7)	with respect to Harrybrandt: Michael Johnstone, MAusIMM is a full-time employee of Minerva Geoloical Services Pty Ltd.

(8)	with respect to Athena and Wilpeena: Jonathan Barber, MAusIMM is the Principal Consultant with Jon Barber Consulting Pty Limited.

Each of Robert Dyson, Brad Willis, Jonathan Barber, Ben Smedley, Greg Mattila, Richard Hoskings and Michael Johnstone have provided their consent to the inclusion of material in the form and context in which it appears.

Each of Robert Dyson, Brad Willis, Jonathan Barber, Ben Smedley, Greg Mattila, Richard Hoskings and Michael Johnstone have the relevant experience in relation to the mineralisation being reported on by them to qualify as Competent Persons as defined in the JORC Code.

JORC Reserves

The estimates of Coal Reserves have been carried out in accordance with the JORC Code.

JORC Resources

The estimates of Coal Resources have been carried out in accordance with the JORC Code.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC